Exhibit 99.3
Strength in Reserve
Goldcorp Inc. | Annual Report 2008

Financial Highlights

Gold Production	Net Earnings	Cash Flow from Operations
(koz)	($ millions)	($ millions) (before working capital changes)

FINANCIAL (US$ MILLIONS)	2006	2007	2008

Revenues	$1,649.4	$2,206.8	$2,419.6
Earnings from operations	446.7	612.3	506.0
Net earnings	408.3	460.1	1,475.6
Cash flow from operations (before working capital changes)	707.1	864.7	933.2
Cash and cash equivalents at Dec. 31	526.3	510.8	262.3
Total assets at Dec. 31	17,965.9	18,952.2	19,008.8

OPERATING

By-product cash costs ($/oz)	$33	$163	$305
Gold production (koz)	1,693.3	2,292.6	2,324.3
Gold reserves (moz)	39.75	43.38	46.28
Silver production (koz)	14,875.8	17,007.2	9,626.1
Silver reserves (moz)	781.4	1,065.1	1,247.3
Copper production (klbs)	148,900	149,000	129,700
Copper reserves (mlbs)	1,598	1,492	1,373

SHAREHOLDERS (US$)

Net earnings per share (basic)	$0.94	$0.65	$2.07
Cash flow from operations per share (before working capital changes)	1.31	1.23	1.31
Dividends ($ millions)	79.1	126.9	128.7
Share price at Dec. 31	28.44	33.93	31.53
Weighted average shares outstanding at Dec. 31 (millions)	435	705	712

Strong Fundamentals
Considered a “safe haven” investment, a hedge against currency volatility, inflation and geopolitical factors, gold’s reputation as a store of wealth has been validated over time.
Despite the global financial crisis of 2008, gold ended the year as one of the few investment classes that gained value over the full year.
As one of the best-positioned senior gold mining companies, Goldcorp has the characteristics of growth and quality, offering a strong investment vehicle for investors seeking exposure to gold.
Led by an experienced management and operations team, Goldcorp has continued to add to its gold reserve base and has simplified its portfolio of mines, selling non-core assets and redirecting capital to future growth projects. A clear focus is on delivering growth in gold production, pursuing more than a 50% increase over the next five years primarily through the completion of the Peñasquito project in Mexico and the Pueblo Viejo joint venture project in the Dominican Republic. Goldcorp’s strong growth profile is unmatched in the senior gold space.
Goldcorp’s careful and consistent strategy of conservative cash management has strengthened its position relative to its peers, providing the necessary capital to continue its growth plan regardless of market conditions. With a solid balance sheet that includes no Goldcorp debt, over $260 million in cash at year end, strong cash flows and high-quality assets situated in politically safe jurisdictions, Goldcorp is well positioned to prosper amid a challenging economic environment. The Company achieved above-average returns of 6% in 2008, exceeding the S&P/TSX Global Gold Index, the Dow Jones Industrial Index and the S&P/TSX Composite Index.
Goldcorp Inc. | AR 2008   1

Q&A with Chuck Jeannes,
Goldcorp President and Chief Executive Officer
Chuck Jeannes shares his thoughts on the Company’s 2008 results, details his vision, strategy and goals for Goldcorp and comments on how he will lead a world-class gold mining company into the future.

Goldcorp finished the year with record
gold production in the fourth quarter
of 2008. How did the Company
perform for the year?
A focus on operational excellence throughout the organization resulted in a strong finish to 2008, as we produced a record 692,000 ounces of gold in the fourth quarter. For the year, we experienced challenges in pursuit of our gold production targets — primarily due to unanticipated production issues at the Red Lake and Los Filos mines — but we were pleased to meet our expectations for total cash costs. Gold produced in 2008 totaled 2.3 million ounces at total cash costs of $305 per ounce — the lowest cash cost among the senior gold companies. A healthy realized gold price of $868 per ounce led to a 10% increase in revenues to $2.42 billion. Overall, we certainly ended the year stronger than when it began.
We are financially stronger, thanks not only to accelerating cash flows from our mines in a rising gold price environment, but also as a result of the sale of our 48% interest in Silver Wheaton for approximately $1.5 billion. This enabled us to fund the bulk of our cornerstone growth project, Peñasquito in Zacatecas, Mexico. Despite challenging economic conditions, we maintained our outstanding balance sheet, ending the year with zero debt, $260 million in cash and an undrawn $1.5 billion credit facility. We also returned $128.7 million in cash to our stockholders through a monthly dividend. As always, our gold production remains 100% unhedged, providing our shareholders full exposure to current and future gold-price movements.
We are also stronger from a reserves standpoint, the backbone of any mining company. We invested $148 million in exploration in 2008 and our exploration team delivered a very solid return on that investment, growing our total gold reserves by growing our total reserves by 7% after accounting for mined ounces during the year, for a total finding cost of less than $15 per ounce. This was our fifth straight year of gold reserves growth, and it is important to note that we replaced mined reserves organically in 2008, without reliance on acquisitions.
We also made a key acquisition in 2008 — the Bruce Channel discovery, acquired from Gold Eagle Mines Ltd. This acquisition secured full control of eight kilometres of strike length in the heart of the world’s richest high-grade gold district and is essential to our long-term growth plans at Red Lake. Development of this strategically important zone can now move forward with our adjoining assets as a single, comprehensive project, sharing mine infrastructure, ore processing facilities and human talent with Red Lake, thus minimizing capital and operating costs and maximizing long-term shareholder value.

Gold produced in 2008 totaled 2.3 million ounces at
total cash costs of $305 per ounce — the lowest cash cost
among the senior gold companies.
2   Goldcorp Inc. | AR 2008

Goldcorp is well known as the senior
gold Company with the best growth
profile. With the improvements you
mentioned, do you believe the
Company will maintain this distinction
in the year ahead?
Absolutely. It is important that our investors understand that the 50% growth in gold production we have forecast over the next five years includes only contributions from mines that are either already in production or well advanced in the construction process. This growth profile is therefore extremely solid and not dependent upon new acquisitions, financing or governmental approvals. Just as importantly, the four drivers of that growth profile — Red Lake and Musselwhite in Ontario, Canada; Peñasquito in Mexico; and Pueblo Viejo in the Dominican Republic — are in politically stable jurisdictions. These growth projects will be supported by a suite of young, cash-flow-producing gold mines situated throughout the Americas. With the right pieces in place, the focus then shifts to execution — performing to expectations at the operating mines and delivering on the growth ahead of us.

What needs to be done to ensure that
the mining operations execute to the
level you describe?
It all begins with having the right team in place. Shortly after becoming CEO at the start of 2009, I set out to visit every mine project we operate. I sat in on crew meetings, went underground with supervisors and spent time reviewing mine plans with general managers. I saw first-hand the pride and excitement these men and women take with them to their jobs each day and I am convinced that we have an outstanding team in place. Each of them understands the responsibility we have to our shareholders to add value by delivering on our goals — and doing it safely and responsibly. That commitment informs everything we do, and it is my highest priority as the Chief Executive Officer.

Goldcorp Inc. | AR 2008   3

Is hitting the mark an easy goal then?
The reality is that we haven’t done a good enough job as an organization of hitting the mark over the last couple of years. That is unacceptable. The good news is that this can be remedied. One of our key efforts in the second half of 2008 was improving the budgeting and planning process throughout the Company. We have now implemented a process that is rigorous, consistent and better equipped to produce accurate short- and long-term forecasts.
Our issues in 2008 were not all about forecasting, however. We experienced some operational challenges at Red Lake associated with delays in completing key infrastructure upgrades related to the #3 shaft development that caused underground development to lag. With new leadership, the management team at Red Lake has established a solid plan to complete the necessary development work this year which will allow this great asset to achieve its potential over the long term. So while 2009 will be largely a development year for Red Lake, continued exploration success and the addition of the Cochenour/Bruce Channel deposit leave us very excited about the future there. Our newest mine, Los Filos in Mexico, also experienced growing pains in 2008 due to issues with the crushing and ore delivery system and unplanned work required to stabilize a portion of the leach pad. Since the completion of this work, the ramp-up in production has resumed and we are optimistic concerning their prospects for a strong 2009.

You were appointed CEO in
January 2009. Tell us what
you will do differently.
Often when a new CEO takes the reins there is an immediate inclination to change things. However, I won’t tamper with what has been a winning formula. We will work hard to remain the fastest-growing, lowest cost senior gold producer and will remain 100% unhedged on our gold production. We will keep our focus in the Americas, in safe, low political risk jurisdictions (over 70% of our reserves are in NAFTA countries) and drive value for our shareholders through our outstanding growth profile and balance sheet. We enjoy a simple, successful strategy — the key to our success will be in the day-to-day execution of our targets at both the mines and new projects.
I have been involved in the mining industry for over 25 years and have witnessed first-hand the progress companies throughout our sector are making regarding environmental performance and safety. At Goldcorp, we have come a long way and have made significant improvements across the organization in the areas of safety leadership, community development and environmental performance. As we move forward I look forward to seeing continuous development in our Corporate Social Responsibility initiatives and remain committed to mining responsibly through sustainable business practices.
So while big changes are not required, there is certainly a huge sense of responsibility that comes with this role and I am thankful for the confidence that the Board of Directors has placed in me. Finally, I need to acknowledge the tremendous contributions of my predecessor, Kevin McArthur. It is his vision for a simple, well-run, transparent organization that we now continue to carry out. Goldcorp would not be poised for such impressive growth without his commitment and dedication over the last two years.

We will work hard to remain the fastest-growing,
lowest cost senior gold producer and will remain 100%
unhedged on our gold production.
4   Goldcorp Inc. | AR 2008

What is Goldcorp’s focus for 2009?
Priority number one is to keep Peñasquito on track to reach commercial production by the start of 2010. With average annual gold equivalent production of 1.3 million ounces at very low cash costs over its plus-20-year mine life, this mine will be the cornerstone of our Company for a long time to come. Our shareholders should look to us to complete construction of the initial sulphide processing facilities by mid-2009, followed by the first production of metals concentrates later in the year.
The second priority is to complete the development work at another cornerstone asset, Red Lake, which is necessary to resume its growth trajectory. This will include completion of a new exploration drift that will enable efficient and effective exploration drilling of the deeper sections of Red Lake’s High Grade zone for the first time in several years. Continued exploration drilling of the Cochenour property is another key focus.
Among our other growth assets, we will make investments at Musselwhite that will allow it to realize the new potential unlocked from exploration success over the last two years, and we are now moving into the feasibility phase at our Éléonore project in Québec. And at Pueblo Viejo, we will continue to support Barrick, our partner and mine operator, in accelerating construction at this very large project.

What is your expectation for gold prices in the future?
I believe we will see a plus $1,000 gold price this year and while there will be volatility, I expect prices well above this level within the next two years. Uncertainty within the global financial system early in 2009 has once again underscored gold’s status as a safe haven. As the economy begins to rebound from the current economic crisis later this year and beyond, I believe we will see gold’s other tendency — as a natural hedge against inflation. Regardless of the vagaries of the market, the important point for our shareholders is that we have built this Company to perform well in any conceivable gold-price scenario. We are a financially sound, low-cost operator with growing cash flows from secure gold assets in the Americas.
We think Goldcorp is a pretty special company.
Chuck Jeannes,
President and Chief Executive Officer

Goldcorp Inc. | AR 2008   5

Strategic Goals
Goldcorp’s focused business approach offers shareholders an exciting investment opportunity. Our low-cash costs, organic growth opportunities and continued focus on low political risk jurisdictions along with our commitment to remain unhedged on gold allow us to participate fully in the current strong market for gold and provide our investors the opportunity for outperformance versus gold bullion or the Exchange Traded Funds.
2.3 moz at $305/oz
2008 year-end production
and total cash costs

$260 million
2008 year-end cash balance

Planned Gold Production Growth
(moz)
over 70% of reserves
are in NAFTA countries

$0 Goldcorp held debt
at Dec. 31, 2008

Growth Leader
Goldcorp’s production is forecast to increase 50% over the next five years, growing from 2.3 to 3.5 million ounces of gold. This growth program is based upon completion of projects already in development and improvements at existing mines.
Our strategy for further growth is through focused exploration, development of existing projects in our portfolio and accretive acquisitions. We will invest $95 million in exploration programs in 2009, driving future growth through organic success.
In 2008, initial resources were calculated for two new projects, the Noche Buena deposit in Mexico — the first regional success at Peñasquito — and the Escobal deposit, a significant grassroots silver-gold discovery in Guatemala.
Low-Cost Producer
In 2008, Goldcorp produced a record 2.3 million ounces of gold at a total cash cost of $305/oz, the lowest cost among the senior gold producers. We are in an enviable position within the industry and continue to focus on cost-containment principles. Each operation is encouraged to evaluate the most efficient and optimal ways to maximize production output.
Our already low cash costs are expected to decrease over the course of our five-year plan as new, low-cost mines are brought into production.
Low Political Risk
With a string of acquisitions since 2005, our focus has been on maintaining geographic simplicity in politically stable countries throughout the Americas. Over 70% of our reserves are in low-risk NAFTA countries, securing our position as an industry leader in the Americas and the number-one gold producer in Canada.
No Gold Hedging
Our gold production is and will remain 100% unhedged, allowing shareholders to take full advantage of rising gold prices.
Outstanding Balance Sheet
Through successful management and conservative business planning, we ended the year with the strongest balance sheet in the gold mining industry, with no Goldcorp debt, a $260 million cash balance and an undrawn $1.5 billion credit facility. Operating cash flows before working capital changes increased 8% to $933.2 million, or $1.31 per share, from $864.7 million, or $1.23 per share, in 2007.
6   Goldcorp Inc. | AR 2008

What Drives Our Growth
Goldcorp is the lowest cost and fastest-growing senior gold mining company. Led by a strong management team with a track record of wealth creation for shareholders, Goldcorp is well positioned for future success. We have grown at a rapid pace through accretive acquisitions and organic exploration success, investing close to $12 billion over the last three years and adding two world-class projects to our portfolio: Peñasquito and Pueblo Viejo. With the efforts of our skilled exploration team, opportunities continue to be tested throughout the company, including at the prolific Red Lake mine and the Musselwhite mine in Ontario and the Éléonore project in Québec. Our project pipeline is robust, allowing for sustainable long-term growth.
Goldcorp truly is a growth leader with strength in reserve.
Goldcorp Inc. | AR 2008   7

What Drives Our Growth
Peñasquito, Zacatecas State, Mexico
Peñasquito is a large and robust development project consisting of two open pits, Peñasco and Chile Colorado. It is one of the largest new mines in the world and will be the primary driver of growth for Goldcorp once production ramps up, producing an average of approximately 500,000 ounces of gold annually over the course of its mine life. Peñasquito is also projected to produce approximately 30 million ounces of silver and more than 400 million pounds of zinc annually.
17.4 moz
proven & probable gold reserves

500,000 oz
average annual gold production

($500)/oz
average cash cost

1.3 moz
average gold equivalent production

Development is on Track
Construction of the Peñasquito project began in 2006 and since then all major milestones have been achieved on time and on budget. The project is advancing with development risk being eliminated every step of the way. Mechanical completion of the first milling circuit is expected in mid-year 2009, the first production and sale of concentrates in the second half of the year, and commercial production as of January 1, 2010.
Approximately 20,000 ounces of gold and 1.3 million ounces of silver were produced from ancillary material from the deposit’s oxide cap in 2008. Eventual recoveries of gold from this material are expected to reach planned levels of approximately 50% over time. The large majority of precious metal reserves and resources are situated in the sulphide ore, which has demonstrated improved metallurgical recoveries and concentrate grades based on ongoing test work.
Further Upside
In 2009, work will also advance on three key optimization initiatives. First, initial studies have demonstrated the economic and operational desirability of eventually utilizing in-pit crushing and conveying, rather than an expanded fleet of diesel-powered trucks. We will also continue to pursue the opportunity to lock in a low-cost, reliable power source through a partnership with an independent power producer to build a gas-fired power plant. A more detailed assessment will also progress in 2009 to investigate the mining of underground high-grade zones and bulk-mining targets at Peñasquito.
8   Goldcorp Inc. | AR 2008

Peñasquito employees and first loader

## Peñasquito Facts

| | |
|---|---|
| initial capital expenditure | $1.6 billion |
| proven & probable silver reserves | 1,050 moz |
| tonnes per day processed | 130,000 |

Goldcorp Inc. | AR 2008   9

What Drives Our Growth
Red Lake, Ontario, Canada
Situated in one of the world’s most prolific gold producing regions, the Red Lake mine continues to be one of the highest-grade gold mines in the world and the largest gold mine in Canada. The High Grade zone alone has averaged more than two ounces of gold per tonne over time. In 2008, the gold production from Red Lake amounted to 629,200 ounces of gold at a total cash cost of $302 per ounce. Combining the existing mineral reserves with the expectation of significant mineral resource conversion to mineral reserves, the Red Lake mine has an expected mine life through 2023.
$21 million
exploration investment in 2009

$302/oz
2008 total cash cost

96%
total recovery Au %

620,000 oz
estimated 2009 gold production

The focus at Red Lake in 2008 was on improving operational efficiency and productivity at the site. Underground infrastructure upgrades continued at the #3 shaft, including ventilation work and a new dewatering system.
Red Lake ended the year strongly, with 191,000 ounces of gold produced in the fourth quarter. Production for the year was affected by a lack of available mining faces, and the focus in 2009 is on accelerating the development and exploration work necessary to regain mining flexibility. Completion of a new exploration drift will enable efficient and effective exploration drilling of the deeper sections of Red Lake’s High Grade zone for the first time in several years. Red Lake investments will also include continued exploration drilling of the Cochenour property acquired in the Gold Eagle transaction.
Other priority exploration targets at Red Lake include the High Grade zone and the associated footwall sulphides in the the High Grade zone, the Party Wall zone, the Deep Campbell zone, the upper Red Lake sulphides, and surface, bulk-mining opportunities. The targets are characterized by relatively smaller high-grade vein structures and laterally extensive footwall, lower-grade, sulphide ore structures.
The acquisition of Gold Eagle in August 2008 is emblematic of our strategy of consolidating key gold districts. Situated adjacent to the Red Lake gold mine and downtrend of our past-producing Cochenour-Willans mine, the transaction results in Goldcorp having control of eight kilometres of strike length in one of the richest mining jurisdictions in the world. Synergies are in place that will add value as Bruce Channel will have the benefit of utilizing the existing Red Lake infrastructure.
10   Goldcorp Inc. | AR 2008

Underground miners – Red Lake mine

## Red Lake Facts

| | |
|---|---|
| proven & probable gold reserves | 3.96 moz |
| measured & indicated gold resources | 2.10 moz |
| average mill head grade (grams/tonne) | 26 |

Goldcorp Inc. | AR 2008   11

Aerial view of Musselwhite mine
What Drives Our Growth
Musselwhite, Ontario, Canada
The Musselwhite mine is an underground gold mine that produces approximately a quarter-million ounces of gold annually. The mine is situated in northwestern Ontario, Canada on the southern shore of Opapimiskan Lake.
$85 million
capital investment in 2009

$10 million
exploration investment in 2009

12%
increase in gold production in 2009

The mine commenced production in 1997. Goldcorp originally acquired its 68.1% interest in the Musselwhite mine in May 2006 from Placer Dome. On December 21, 2007, we acquired the remaining interest in the mine.
Fourth quarter production increased 33% as a result of more ore being mined from the PQ Deeps zone, which has exhibited higher gold grades than the life-of-mine average. This area will continue to be a primary focus of mining in the years ahead, with higher grades leading to higher gold production and lower costs.
Definition drilling has extended both the PQ Deeps and Thunderwolves zones north by an additional 50 metres. Several compelling exploration targets, including the Moose, Thunderwolves and Jets zones will be tested further in 2009, with the Moose zone closest to inclusion in future mine plans.
With existing mineral reserves, Musselwhite has an expected mine life through 2016. However, with current exploration success and excellent exploration potential elsewhere at the mine, there are good opportunities to extend the mine life.
12   Goldcorp Inc. | AR 2008

Historical mining at Pueblo Viejo
What Drives Our Growth
Pueblo Viejo (40%), Dominican Republic
The Pueblo Viejo project is one of the largest undeveloped gold assets in the world and is located in the central part of the Dominican Republic, approximately 100 kilometres northwest of the capital of Santo Domingo.
8.96 moz
proven & probable gold reserves
(Goldcorp’s 40% interest)

400,000 oz
estimated average annual gold production
(first full five years)

$275—$300/oz
estimated total cash costs
(first full five years)

The Pueblo Viejo project fits into our strategy of quality growth through investment in prolific, stable gold regions with the potential to become world-class operations. We expect to invest approximately $430 million in 2009 towards development of this project, operated by Barrick Gold Corporation. Construction is well underway, with most of the long-lead items having been secured, including mills, autoclaves and the mining fleet. Development of the project continued on track for initial gold production in the fourth quarter of 2011. Our 40% share of gold production in each of the first five full years of the mine’s life is expected to average over 400,000 ounces. Our share of proven and probable gold reserves at Pueblo Viejo increased by 24% to 8.96 million ounces in 2008.
The feasibility study and project notice, required to proceed with the project, was submitted to the Government of the Dominican Republic in late February 2008.
Goldcorp Inc. | AR 2008   13

Haul trucks at Porcupine mine	Drill rig at Marigold mine	Trojan open pit at Wharf mine
Operations and Projects At-a-Glance
Canada & USA
Porcupine, Ontario, Canada
The Porcupine mine consists of the Hoyle Pond and Dome underground gold mines and the Pamour open pit gold mine.
During the third quarter of 2008, we announced that mining at Pamour would be suspended following the current phase of the open pit. Surface operations will switch to ore from stockpiles that have been generated over the past 14 years of open pit mining with minimal impact on production levels.
Exploration efforts for 2009 at Hoyle Pond will focus on expanding known reserves and resources below current mining levels as well as determining new potential mining targets in the upper portions of the mine. Recent drill intercepts have extended the primary ore zone another 700 metres down dip, adding to the strong future at Porcupine.
With existing mineral reserves, the Porcupine mine has an expected mine life through 2015.

Porcupine Highlights

2009 gold production forecast	290,000 oz

exploration investment in 2009	$9 million

Marigold (66.7%), Nevada, USA
Marigold mine is a run-of-mine heap leach operation that commenced production in 1988. A full year of heap leach processing improvements during 2008 demonstrated that a gold recovery gain of 3% could be conservatively achieved. The improvements included a recirculation system and expansion of carbon reactivation facilities. This recovery gain will benefit both future ore placed into process and previously processed ore.
Exploration efforts at Marigold focused on targets in the hanging wall of the Trout Creek fault. All of Marigold’s ore reserve areas have been located in the footwall of this same fault. Two resource additions have resulted from this work to-date — the Red Dot deposit adjacent to the Target 3 reserve pit, and the Lil’ Gun deposit adjacent to the Antler pit.
Development drilling focused on the Basalt pit area where significant mineralization was encountered outside of the current reserve pit limits. This work is expected to significantly expand Basalt ore reserves in the coming year.

Marigold Highlights (66.7%)

2009 gold production forecast	95,000 oz

exploration investment in 2009	$4 million

Wharf, South Dakota, USA
The Wharf mine is located seven kilometres west of Lead, South Dakota, in the northern Black Hills region and consists of several areas of gold mineralization amenable to open pit mining. The mine runs an open pit and heap leach operation and oversees the continued reclamation of the Golden Reward property.
Positive exploration results from the American Eagle area during 2008 have extended the mine life by three years, through 2012.

Wharf Highlights

2009 gold production forecast	55,000 oz

14   Goldcorp Inc. | AR 2008

Éléonore camp
Éléonore Project, Québec, Canada
Éléonore project is located in the Ell Lake area in the northeastern part of the Opinaca Reservoir, in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the province of Québec, located in the core of what we believe to be a promising new gold district in North America.
Extensive drilling continued in 2008, concentrating on the deep, north and south extensions of the deposit. The focus was on better defining and understanding the high-grade potential of the deposit. Positive drilling results continue to be received with additional high-grade intersects in the footwall area to the north of the main Roberto deposit. By year-end 2008, the Éléonore resource was calculated at more than five million ounces indicated and inferred at an average grade of over 11 grams per tonne.
Good progress was made on establishing site infrastructure at Éléonore and work is being done to advance internal feasibility models based on the new resource model.

Éléonore Highlights

measured & indicated gold resources	2.28 moz

inferred gold resources	3.0 moz

Growing Reserves
At year-end 2008, Goldcorp more than replaced mined reserves organically through a $148 million exploration investment. It is the fifth consecutive year of gold reserves growth as proven and probable gold reserves increased 7% to 46.3 million ounces, and proven and probable silver reserves increased 17% to 1,247.3 million ounces. Other achievements in 2008 include:
–	Positive metallurgical study results contributed to a 34% increase in proven and probable gold reserves at Peñasquito.

–	Initial resource at Noche Buena represented the first regional exploration success at Peñasquito.

–	Initial inferred resource at Escobal discovery in Guatemala was 145 million ounces of silver and 160,000 ounces of gold.

–	Geologic modeling and drilling success resulted in larger resource and higher average resource grade at Éléonore project.

–	Goldcorp’s share of proven and probable gold reserves at Pueblo Viejo increased by 24% to 8.96 million ounces.
Growing Reserves
Proven & Probable Gold Reserves (koz)
Goldcorp Inc. | AR 2008   15

Aerial view of San Dimas mines	First gold pour at Los Filos mine	Haul truck at El Sauzal mine
Operations and Projects At-a-Glance (continued)
Mexico
San Dimas, Durango State, Mexico
The San Dimas operation is located in the central part of the Sierra Madre mountain range in Mexico. Underground mining operations have been in progress at the site for over one hundred years.
The 7 MW Las Truchas hydroelectric generating plant was commissioned during 2008, with the objective of generating cost-effective and environmentally friendly electricity. The plant will power the entire San Dimas operation.
Exploration in 2009 will continue in the Central Block, West Block and Sinaloa Graben Block.

San Dimas Highlights

2009 gold production forecast	95,000 oz

exploration investment in 2009	$8 million

Los Filos, Guerrero State, Mexico
The Los Filos mine consists of two open pit operations — El Bermejal and Los Filos, which share a common heap leach pad, recovery plant, ancillary facilities and an underground operation.
Los Filos commenced commercial production on January 1, 2008. In 2009 Los Filos is expected to produce 245,000 ounces of gold.
Exploration efforts are targeted at the 4P project which is located along a ridge in the west part of the Los Filos intrusive. Results of this drilling were successful as the 4P deposit has been added to the 2008 year-end mineral reserves for Los Filos.
Los Filos has an anticipated mine life of eight years, and is expected to be Mexico’s largest producing gold mine in 2009.

Los Filos Highlights

2009 gold production forecast	245,000 oz

exploration investment in 2009	$4 million

El Sauzal, Chihuahua State, Mexico
El Sauzal is a conventional open pit oxide operation that commenced commercial production in 2004. A key performer for several years with excellent production results in 2008, El Sauzal’s production is expected to drop in 2009, consistent with its declining mine life. El Sauzal remains one of our lowest cost producers.

El Sauzal Highlights

2009 gold production forecast	165,000 oz

exploration investment in 2009	$2 million

16 Goldcorp Inc. | AR 2008

Grinding circuit at Marlin mine	The Alumbrera mine	Mayor’s tour of Cerro Blanco project
Central and South America
Marlin, Guatemala
Marlin mine operates as a combination open pit and underground mine. Situated in the western highlands of Guatemala, the mine has been in production since December 2005. Construction of a water treatment plant was advanced during 2008 and the facility is expected to be operational during the first quarter of 2009. In 2008, exploration continued to focus on the West Vero zone, West Marlin extension and the Coral drift.
Marlin continues to be a strong performer with a 12% increase in production anticipated for 2009. Total cash cost per ounce of gold was a very low $191 in 2008. Production from the mine is expected through 2015.

Marlin Highlights

2009 gold production forecast	270,000 oz

exploration investment in 2009	$4 million

Alumbrera (37.5%), Catamarca, Argentina
Alumbrera mine is an open pit copper-gold mine operated by Xstrata, situated in northwestern Argentina in a valley west of the easternmost range of the Andes at an elevation of 2,600 metres above sea level.
During 2008, Alumbrera completed commissioning of a new molybdenum plant, producing 450 metric tonnes of molybdenum concentrate in 2008. The molybdenum concentrates are trucked to Chile for processing.
Expected decreases in copper and gold production in 2009 are consistent with a general downward trend in metals production over the mine’s remaining eight-year life.

Alumbrera Highlights (37.5%)

2009 gold production forecast	160,000 oz

Cerro Blanco, Guatemala
The Cerro Blanco project is located approximately 80 kilometres east of Guatemala City. At this time, the concept for Cerro Blanco is an underground mine with a conventional milling facility. Permitting for the project was completed in 2007 and development of two declines to access the ore body for samples began in 2008. The samples will help finalize the optimal design of the mine and processing facilities.
Geothermal exploration drilling was initiated in the fourth quarter of 2008 with the first well reaching a depth of over 1,000 metres by year end. A full feasibility study for this potential geothermal power resource is planned to be completed pending the results of exploration drilling.

Cerro Blanco Highlights

measured & indicated gold resources	1.27 moz

inferred gold resources	0.7 moz

Goldcorp Inc. | AR 2008 17

Corporate Social Responsibility
We understand the importance of being a responsible corporate citizen and operating our business in cooperation with all relevant stakeholders and communities. This reflects our long-term commitment to maintaining a viable business, increasing value for our shareholders, improving employment and development opportunities for our host communities, and minimizing our environmental impacts. Our goal is to achieve a balance of financial performance, economic prosperity, environmental stewardship and social responsibility.
Environment
We are committed to best practices in environmental management for all aspects of our operations. Our approach to improving environmental performance is guided by our Environmental and Sustainability Policy, which promotes the development and implementation of effective systems to minimize risks to health, safety and the environment and to design, operate and close our facilities in compliance with international guidelines and local regulations. The core values of our Environmental and Sustainability Policy can be summarized as:
–	a commitment to the protection of life, health and the environment for present and future generations;

–	respect for the needs and cultures of the local communities;

–	open communication with employees, stakeholders and governments concerning our plans, programs and performance;

–	cooperation with government agencies, local communities, educational institutions and suppliers to achieve safe handling and disposal of all our materials, resources and products; and

–	application of the best technologies to continuously improve the safe, efficient use of resources, processes and materials.
Global Environmental Issues
As internal targets for environmental management and performance are achieved, we have progressively turned our attention to the larger global issues facing the industry.
In July 2007, Goldcorp became a signatory to the International Cyanide Management Code, and is actively working to achieve certification at each of its nominated sites. Our Marigold operation in Nevada became the first-ever operating site to be certified as compliant with the Code, and in early 2008, our El Sauzal mine became the first mine in Mexico to be certified compliant with the Code.
Reclamation and Mine Closure
We are committed to developing, operating and closing our mining properties in a sustainable manner throughout the full mine-life cycle.
We are committed to the practice of progressive reclamation. This means that we do not leave all reclamation to the end of mine life, but seek earlier opportunities to reclaim disturbed areas.
For closed sites, this means making them as environmentally productive as possible, post mining. It is not usually possible to restore the site to what it was prior to mining, but it is possible to establish a healthy, thriving ecosystem and productive land use after reclamation is completed. This is the goal for all of our sites.
18 Goldcorp Inc. | AR 2008

Sustainability Reporting
The Global Reporting Initiative (GRI) has pioneered the development of the world’s most widely used sustainability reporting framework and is committed to its continuous improvement and application worldwide. The framework sets out the principles and indicators that organizations can use to measure and report their economic, environmental, and social performance.
As a leading gold mining company, we have committed to using the GRI framework as the basis for our sustainability reporting. Our 2007 Sustainability Report was the first we prepared under the framework, and we are committed to increasing our conformance to the GRI framework in future years.
The full 2008 Sustainability Report will be available on our website, www.goldcorp.com, in June 2009.
Safety
At Goldcorp, we strive to operate a well-maintained and safe work environment for all employees, contractors and partners. Safety is a priority and is at the forefront of all we do. We recognize our leadership responsibility to continue to enhance our operations, implement rigorous safety-management processes and educate employees about the importance of safety as we seek to continuously improve.
To generate a safety culture throughout Goldcorp, we have implemented a behaviour-based approach to safety education. Over 400 senior leaders have participated in our Safety Leadership Training, and the introduction of a parallel course aimed at all employees has begun in 2009. Our goal is to have our entire workforce exposed to safety leadership skills through this program in the next 24 months.
In support of our culture, early in 2008, we developed a corporate-wide safety vision – Goldcorp: Safe Enough for Our Families. The vision reflects our desire to create a safe workplace, one which would be suitable for a loved one to work in and one in which we all show the same concern for the safety of our colleagues as we do for our family members. It is a vision that also empowers Goldcorp employees to act as leaders, not only thinking about getting the job done, but taking a holistic view of their work.
In 2008, we implemented a Safety Management Information System across the Company to assist in analyzing trends in safety-performance statistics. This technology is enabling us to identify and manage safety risks before they become larger problems.
Our safety program continues to generate positive results. Similar to 2007, we continued to see progress in safety performance across the organization in 2008. Our safety performance, as measured by the All Injury Frequency Rate, improved by 17% year-on-year, and the Lost Time Injury Frequency Rate improved by over 30%.
During 2008, several safety milestones were reached including one million hours worked with no Lost Time Injuries (LTI) at Marlin, San Dimas and Marigold mines; Red Lake mine achieved two million hours worked with no LTI; Peñasquito achieved four million hours worked with no LTI; and San Martin completed the full year with no LTI.
These performance improvements and accomplishments do not detract from our goal of having a workplace that is Safe Enough for Our Families.
Goldcorp Inc. | AR 2008 19

Reserves and Resources
Goldcorp Reserves

		PROVEN			PROBABLE			PROVEN & PROBABLE
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

GOLD		mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz
Peñasquito Mill	100.0%	561.21	0.63	11.39	447.73	0.36	5.25	1,008.94	0.51	16.63
Pueblo Viejo	40.0%	4.63	3.52	0.52	84.85	3.09	8.44	89.48	3.11	8.96
Los Filos	100.0%	54.50	0.85	1.49	142.04	0.65	2.98	196.53	0.71	4.47
Red Lake	100.0%	1.17	30.99	1.16	7.24	12.02	2.80	8.41	14.65	3.96
Porcupine	100.0%	28.14	1.39	1.26	15.50	2.10	1.05	43.64	1.64	2.30
Marlin	100.0%	4.24	5.77	0.79	10.56	3.92	1.33	14.80	4.45	2.12
Musselwhite	100.0%	7.41	6.12	1.46	2.90	6.30	0.59	10.31	6.17	2.04
Alumbrera	37.5%	132.00	0.40	1.70	3.75	0.29	0.04	135.75	0.40	1.73
Marigold	66.7%	18.02	0.79	0.46	28.18	0.62	0.57	46.20	0.69	1.02
San Dimas	100.0%	1.69	5.81	0.32	3.40	4.77	0.52	5.09	5.11	0.84
Peñasquito Heap Leach	100.0%	57.80	0.20	0.36	124.65	0.11	0.43	182.45	0.14	0.80
Nukay	100.0%	1.07	9.45	0.32	1.22	7.90	0.31	2.29	8.62	0.64
El Sauzal	100.0%	4.27	2.50	0.34	1.34	3.05	0.13	5.60	2.63	0.47
Wharf	100.0%	10.53	0.79	0.27	1.26	0.75	0.03	11.79	0.78	0.30

Totals				21.83			24.45			46.28

SILVER		mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz
Peñasquito Mill	100.0%	561.21	33.9	611.5	447.73	25.2	362.1	1,008.94	30.0	973.6
Peñasquito Heap Leach	100.0%	57.80	18.4	34.3	124.65	9.4	37.8	182.45	12.3	72.1
San Dimas	100.0%	1.69	381.3	20.7	3.40	362.2	39.6	5.09	368.5	60.3
Marlin	100.0%	4.24	158.9	21.6	10.56	94.5	32.1	14.80	112.9	53.7
Pueblo Viejo	40.0%	4.63	22.6	3.4	84.85	18.0	49.2	89.48	18.3	52.5
Los Filos	100.0%	54.50	5.9	10.3	142.04	5.4	24.7	196.53	5.5	35.0

Totals				701.8			545.5			1,247.3

COPPER		mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu
Alumbrera	37.5%	132.00	0.40%	1,164	3.75	0.33%	27	135.75	0.40%	1,191
Pueblo Viejo	40.0%	4.63	0.12%	12	84.85	0.09%	170	89.48	0.09%	182

Totals				1,176			197			1,373

LEAD		mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb
Peñasquito Mill	100.0%	561.21	0.36%	4,437	447.73	0.27%	2,633	1,008.94	0.32%	7,070

Totals				4,437			2,633			7,070

ZINC		mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn
Peñasquito Mill	100.0%	561.21	0.77%	9,587	447.73	0.59%	5,776	1,008.94	0.69%	15,364

Totals				9,587			5,776			15,364

Goldcorp Reserves and Resources Reporting Notes
1	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum, and National Instrument 43-101, or the AusIMM JORC equivalent.
2	All Mineral Resources are reported exclusive of Mineral Reserves.

3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4	Reserves and Resources are reported as of December 31, 2008, with the following conditions or exceptions:
1	Reserves and Resources for El Limon are reported as of November 3, 2004.
5	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:
1	Red Lake Gold Mines | Stephan Blais, P.Eng., Red Lake Gold Mines | Dean Crick, P.Geo., Red Lake Gold Mines

2	San Dimas | Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.

3	Nukay | Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.

4	Los Filos | Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V. | Robert H. Bryson, MMSA, Goldcorp Inc.

5	El Limon | as per Teck Cominco report of November 3, 2004

6	Alumbrera | Julio Bruna Novillo, AusIMM, Xstrata Copper

7	Wharf | Ken Nelson, MMSA, Goldcorp Inc.

8	Porcupine | Stephen Price, P.Geo., Porcupine Gold Mines | Imola Götz, P.Eng., Porcupine Gold Mines

9	Musselwhite | R. Millar, P.Geo., Musselwhite Mine | Tim Sanford, P.Eng., Musselwhite Mine

10	Pueblo Viejo | personnel of Barrick Gold Corporation

11	Peñasquito | Robert H. Bryson, MMSA, Goldcorp Inc. | Fred H. Brown, CPG, PrSciNat | Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V. | M.G. Butcher, MAusIMM, Goldcorp Inc.

12	Marigold | Patricia A. Maloney, P.Eng., Marigold Mining Co.

13	El Sauzal | Steven Ristorcelli, P.Geo., Mine Dev. Assoc. | Robert H. Bryson, MMSA, Goldcorp Inc.

14	Marlin | Mike Hester, P.E., Independent Mining Consultants | Andrew S. Tripp, P.Eng., Montana Exploradora de Guatemala

15	Cerro Blanco | Robert H. Bryson, MMSA, Goldcorp Inc.

16	Imperial Project | Robert H. Bryson, MMSA, Goldcorp Inc.

17	Dee Project | Robert H. Bryson, MMSA, Goldcorp Inc.

18	Éléonore Project | G. David Keller, P. Geol., Principal Resource Geologist, SRK Consulting

19	Escobal | Eric Chen, P.Geo., Goldcorp Inc. | Robert H. Bryson, MMSA, Goldcorp Inc.

20	Noche Buena | Fred H. Brown, CPG, PrSciNat

21	Corporate overview | Robert H. Bryson, MMSA, Goldcorp Inc.
6	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $725 per ounce of gold, $12 per ounce of silver, $2.50 per pound of copper, $0.50 per pound of lead, and $0.80 per pound of zinc, unless otherwise noted below:
1	Alumbrera – $700/oz gold

2	Marigold – $350 to $725/oz gold depending on deposit

3	Pueblo Viejo – $13.50/oz silver, $2.00/lb copper
7	Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $850 per ounce of gold, $14 per ounce of silver, $2.50 per pound of copper, $0.60 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below:
1	Cerro Blanco – $450/oz gold

2	Dee – $725/oz gold, $13.50/oz silver

3	El Limon – $400/oz gold

4	Imperial Project – $400/oz gold

5	Marigold – $850 to $1,100/oz gold depending on deposit

6	Pueblo Viejo – $14.50/oz silver

7	San Nicolas – $300/oz gold, $5.00/oz silver, $0.90/lb copper, $0.50/lb zinc
20 Goldcorp Inc. | AR 2008

Goldcorp Mineral Resources

		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

GOLD		mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz
Alumbrera	37.5%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Blanco	100.0%	—	—	—	2.52	15.64	1.27	2.52	15.64	1.27	1.35	15.31	0.67
Dee	40.0%	—	—	—	12.47	1.59	0.64	12.47	1.59	0.64	0.83	0.43	0.01
El Limon	21.2%	—	—	—	—	—	—	—	—	—	6.50	3.27	0.68
El Sauzal	100.0%	1.16	1.49	0.06	3.25	1.53	0.16	4.41	1.52	0.22	0.09	1.90	0.01
Éléonore	100.0%	—	—	—	7.05	10.05	2.28	7.05	10.05	2.28	7.39	12.75	3.03
Escobal	100.0%	—	—	—	—	—	—	—	—	—	7.23	0.69	0.16
Imperial Project	100.0%	67.88	0.59	1.29	14.88	0.51	0.24	82.76	0.58	1.53	43.83	0.40	0.56
Los Filos	100.0%	3.35	1.04	0.11	51.61	0.72	1.19	54.96	0.74	1.30	68.57	0.60	1.33
Marigold	66.7%	5.93	0.57	0.11	22.51	0.55	0.40	28.44	0.55	0.51	29.87	0.48	0.46
Marlin	100.0%	0.31	1.80	0.02	1.35	1.42	0.06	1.65	1.49	0.08	1.78	3.48	0.20
Musselwhite	100.0%	0.30	7.66	0.08	1.38	5.95	0.27	1.69	6.25	0.34	4.38	5.86	0.83
Noche Buena	100.0%	—	—	—	—	—	—	—	—	—	75.10	0.39	0.94
Nukay	100.0%	1.31	9.27	0.39	1.71	7.58	0.42	3.01	8.32	0.81	3.74	6.06	0.73
Peñasquito Heap Leach	100.0%	5.76	0.05	0.01	30.40	0.06	0.06	36.15	0.06	0.07	39.62	0.09	0.12
Peñasquito Mill	100.0%	111.22	0.23	0.81	503.73	0.23	3.73	614.95	0.23	4.53	705.62	0.23	5.13
Porcupine	100.0%	12.04	1.73	0.67	45.57	1.53	2.25	57.61	1.57	2.92	4.09	5.64	0.74
Pueblo Viejo	40.0%	1.58	1.86	0.09	45.03	1.93	2.79	46.61	1.93	2.89	4.73	2.02	0.31
Red Lake	100.0%	0.75	25.18	0.61	3.10	14.94	1.49	3.85	16.95	2.10	5.72	18.75	3.45
San Dimas	100.0%	—	—	—	—	—	—	—	—	—	15.14	3.29	1.60
San Nicolas	35.0%	0.66	0.96	0.02	27.33	0.47	0.41	27.99	0.48	0.43	2.46	0.37	0.03
Wharf	100.0%	2.06	0.82	0.05	1.77	0.65	0.04	3.83	0.74	0.09	0.46	0.86	0.01

Totals				4.31			17.67			21.98			20.99

SILVER		mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz
Cerro Blanco	100.0%	—	—	—	2.52	72.0	5.8	2.52	72.0	5.8	1.35	59.6	2.6
Dee	40.0%	—	—	—	12.47	9.1	3.6	12.47	9.1	3.6	0.83	5.0	0.1
Escobal	100.0%	—	—	—	—	—	—	—	—	—	7.23	623.8	145.0
Los Filos	100.0%	3.35	4.4	0.5	51.61	4.3	7.1	54.96	4.3	7.6	68.57	5.2	11.4
Marlin	100.0%	0.31	98.0	1.0	1.35	36.7	1.6	1.65	48.1	2.6	1.78	108.1	6.2
Noche Buena	100.0%	—	—	—	—	—	—	—	—	—	75.10	6.9	16.6
Peñasquito Heap Leach	100.0%	5.76	4.1	0.8	30.40	5.0	4.9	36.15	4.9	5.6	39.62	7.9	10.1
Peñasquito Mill	100.0%	111.22	18.5	66.2	503.73	18.4	298.0	614.95	18.4	364.1	705.62	17.0	385.0
Pueblo Viejo	40.0%	1.58	12.7	0.6	45.03	11.3	16.4	46.61	11.4	17.0	4.73	21.6	3.3
San Dimas	100.0%	—	—	—	—	—	—	—	—	—	15.14	316.4	154.0
San Nicolas	35.0%	0.66	46.5	1.0	27.33	28.6	25.1	27.99	29.0	26.1	2.46	23.8	1.9

Totals				70.0			362.5			432.5			736.2

COPPER		mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu
Alumbrera	37.5%	—	—	—	—	—	—	—	—	—	—	—	—
Pueblo Viejo	40.0%	1.58	0.09%	3	45.03	0.07%	71	46.61	0.07%	74	4.73	0.04%	4
San Nicolas	35.0%	0.66	0.73%	11	27.33	1.34%	809	27.99	1.33%	819	2.46	1.28%	69

Totals				14			880			893			73

LEAD		mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb
Peñasquito Mill	100.0%	111.22	0.19%	466	503.73	0.19%	2,110	614.95	0.19%	2,576	705.62	0.18%	2,816

Totals				466			2,110			2,576			2,816

ZINC		mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn
Peñasquito Mill	100.0%	111.22	0.55%	1,349	503.73	0.55%	6,108	614.95	0.55%	7,456	705.62	0.56%	8,758
Pueblo Viejo	40.0%	6.21	0.82%	113	129.88	0.63%	1,815	136.09	0.64%	1,928	4.73	0.29%	30
San Nicolas	35.0%	0.66	3.60%	52	27.33	1.80%	1,085	27.99	1.84%	1,137	2.46	1.43%	78

Totals				1,514			9,008			10,521			8,866

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Goldcorp Inc. | AR 2008 21

Corporate Governance
The strength of Goldcorp’s governance starts with the leadership of an experienced Chairman guiding a Board composed of independent, knowledgeable Directors. Together, they ensure that best industry standards of ethical practices and transparency are implemented throughout the organization. Strategic business ideas and opinions are exchanged leading to reasoned, informed decision-making on behalf of Goldcorp’s shareholders.
The Board is responsible for the oversight and review of the development of, among other things, the following matters:
–	the strategic planning process of the Company;

–	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

–	succession planning, including appointing and monitoring senior management;

–	a communications policy for the Company to facilitate communications with investors and other interested parties; and

–	the integrity of the Company’s internal control and management information systems.

Ian Telfer Chairman of the Board Director since February 2005 Areas of expertise: Mergers & Acquisitions Finance

Douglas Holtby
Vice Chairman of the Board
and Lead Director
President and Chief Executive
Officer of Arbutus Road
Investments Inc.
Director since February 2005
Areas of expertise:
Accounting
Consulting & Private Equity

John Bell Independent Director Director since February 2005 Areas of expertise: Mergers & Acquisitions Mining & Exploration

Lawrence Bell Independent Director Chairman of Canada Line (Rapid Transit) Project Director since February 2005 Areas of expertise: Accounting | Energy Environmental, Safety & Sustainability

Beverley Briscoe Independent Director President of Briscoe Management Limited Director since April 2006 Areas of expertise: Accounting | Finance

Peter Dey Independent Director Chairman of Paradigm Capital Inc. Director since June 2006 Areas of expertise: Financing | Governance Mergers & Acquisitions

Randy Reifel Independent Director President of Chesapeake Gold Corp. Director since November 2006 Areas of expertise: Mining & Exploration Mergers & Acquisitions

Dan Rovig Independent Director Independent Consultant Director since November 2006 Areas of expertise: Mining | Governance Metallurgy & Exploration

Kenneth Williamson Independent Director Independent Consultant Director since November 2006 Areas of expertise: Financing Mergers & Acquisitions

Kevin McArthur Former President and CEO of Goldcorp Inc. November 2006 – December 31, 2008 Areas of expertise: Mining & Exploration Mergers & Acquisitions
22 Goldcorp Inc. | AR 2008

MD&A At-a-Glance

Cash Flow Per Share	Earnings Per Share	Year-End Cash Balance
(US$) (before working capital changes)	(US$)	(US$ millions)

Dividends	Share Price Performance (G.TO)
(US$ millions)

Goldcorp Inc. | AR 2008 23

Table of Contents

Management’s Discussion and Analysis
Management’s & Independent Registered Chartered Accountants’ Reports
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
24 Goldcorp Inc. | AR 2008

(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2008
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s audited consolidated financial statements for the year ended December 31, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 10, 2009.
2008 HIGHLIGHTS
•	Recorded net earnings of $958.1 million in the fourth quarter ($1.31 per share) and $1,475.6 million ($2.07 per share) in the year, compared to the 2007 net earnings of $256.5 million in the fourth quarter ($0.36 per share) and $460.1 million ($0.65 per share) in the year. Adjusted net earnings amounted to $84.4 million ($ 0.12 per share) in the fourth quarter of 2008 and $397.0 million ($0.56 per share) in the year. (1)

•	Operating cash flows from continuing operations of $247.9 million in the fourth quarter and $866.0 million in the year, compared to $229.6 million in the fourth quarter of 2007 and $650.7 million in the year. Operating cash flows before working capital changes of $230.5 million in the fourth quarter and $933.2 million in the year, compared to $327.1 million in the fourth quarter of 2007 and $864.7 million in the year. (2)

•	Gold production increased by 8%, to 691,800 ounces in the fourth quarter (2007 – 638,900 ounces) and by 1%, to 2,324,300 ounces, in the year (2007 – 2,292,600 ounces). (3)

•	Total cash costs (net of by-product copper and silver credits) of $323 per ounce in the fourth quarter (2007 – $195 per ounce) and $305 per ounce for the year (2007 – $163 per ounce). On a co-product basis, cash costs were $391 per ounce of gold for the year (2007 – $305 per ounce). (4)

•	On September 25, 2008, the Company completed its acquisition of Gold Eagle Mines Ltd.

•	On February 14, 2008, the Company completed the disposition of its remaining 48% interest in Silver Wheaton.

(1)	Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings.

(2)	Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

(3)	Non-GAAP performance measure – includes the results of La Coipa to December 21, 2007, the date of disposition, which, for accounting purposes have been reclassified as discontinued operations.

(4)	The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. By-product cash costs are computed by deducting by-product copper and silver revenues from operating cash costs. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals using a ratio based on gold revenues as a proportion of total revenues. Cash costs for 2008 have been presented excluding San Martin, which commenced reclamation activities in October 2007. Refer to page for 39 a reconciliation of total cash costs to reported operating expenses.
GOLDCORP     |     1

(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal and Los Filos gold mines and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala and the Marigold (67% interest) and Wharf gold mines in the United States. Significant development projects include Cochenour at Red Lake mine, the Peñasquito gold/silver/zinc project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 66% interest in Terrane Metals Corp. (“Terrane”), a publicly traded exploration company.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet. Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and the Toronto Stock Exchange.
In light of the current economic crisis and uncertainty, gold has maintained its value. During the year, the Company sold 4% more ounces of gold than in 2007, with an average realized gold price of $868 per ounce, a 23% increase from 2007. In general, costs of operations have increased primarily due to inflation, offset by gains from the weakening of non-US dollar currencies in the locations in which the Company operates. The Canadian dollar and Mexican peso weakened by 20% and 34% respectively during the second half of 2008. A beneficiary of the current economic crisis is the US dollar, which has gained 15% against a basket of currencies since August 2008.
While Goldcorp’s financial performance has not been negatively impacted, the economic downturn has adversely affected other exploration stage or intermediate mining companies in which Goldcorp holds equity interests. In the third quarter of 2008, Goldcorp recorded an impairment loss of $22.7 million relating to an other than temporary decline in the fair value of one of its investments. In the fourth quarter, the Company recorded a further impairment loss of $7.0 million on this investment in addition to an $81.5 million impairment loss on its investment in New Gold. As part of the Company’s growth strategy, it will continue to leverage its resources by making strategic equity investments. Investments in equity securities represent 0.4% of the Company’s total assets as at December 31, 2008.
During the fourth quarter of 2008, the Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit in Porcupine as a result of a reduction in its proven and probable reserves by 1.4 million ounces of gold as at December 31, 2008. This revision in proven and probable reserves is not expected to impact the production in 2009 due to the updated mine plan announced in the third quarter of 2008.
With a focus on prudent fiscal management and capital spending, the Company has temporarily deferred some spending at certain longer-term growth projects such as the Éléonore gold project, Cochenour at Red Lake and the open pit plans and potential Hollinger underground operation at Porcupine, while key near-term projects are being developed. The key near-term projects include the start-up of the first sulphide mill circuit at Peñasquito, construction of the Pueblo Viejo project and completion of the Red Lake underground development program. Sufficient resources have been allocated to the deferred projects in 2009 to maintain continuity of exploration, engineering and permitting programs, while maintaining the ability to accelerate development as market conditions improve.
2     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
CORPORATE DEVELOPMENTS
Acquisition of Gold Eagle Mines Ltd.
On July 30, 2008, the Company entered into an agreement with Gold Eagle Mines Ltd. (“Gold Eagle”) to acquire Gold Eagle pursuant to a plan of arrangement. Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project southwest of Goldcorp’s Red Lake mine and contiguous to its Cochenour-Willans Project. The acquisition secures control of eight kilometres of strike length along the prolific Red Lake trend in Ontario, Canada, and furthers Goldcorp’s strategy to add high quality gold reserves and to pursue responsible growth in the districts where it already operates.
Gold Eagle shareholders approved the transaction on September 25, 2008, upon which Goldcorp paid $701.3 million in cash and issued 15.6 million common shares, 0.6 million stock options and 0.8 million warrants to former Gold Eagle shareholders for a total consideration of $1.3 billion. The transaction was accounted for as an asset purchase for accounting purposes. The purchase consideration, net of cash, cash equivalents and non-cash operating working capital acquired, was allocated to mining interests. The assets and liabilities of Gold Eagle are assigned to and included in the Red Lake reporting unit.
Investment in New Gold Inc. (Formerly Peak Gold Ltd.)
Goldcorp sold its Peak gold mine in Australia and Amapari gold mine in Brazil to Peak Gold Ltd. (“Peak Gold”) in the second quarter of 2007, in exchange for a 22% equity interest in Peak Gold. Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time the investment was classified as available-for-sale for accounting purposes and valued at fair value, based on quoted market prices of the underlying shares. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold Inc., with the combined company carrying on as New Gold Inc. (“New Gold”). Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold is classified as available-for-sale for accounting purposes. During the fourth quarter of 2008, the Company recorded an $81.5 million impairment loss on its investment in New Gold.
Disposition of Silver Wheaton Corp
On February 14, 2008, Goldcorp completed the disposition of 108 million common shares of Silver Wheaton to a syndicate of underwriters, at a price of C$14.50 per common share, for gross proceeds to Goldcorp of $1,571.0 million. This represents the sale of Goldcorp’s remaining 48% interest in Silver Wheaton and resulted in a gain of $136.5 million after tax ($292.5 million before tax).
The share sale is consistent with Goldcorp’s commitment to simplify its corporate structure, while further strengthening its balance sheet. The proceeds from the transaction provide Goldcorp with the financial flexibility to fund an expected 50% growth in gold production over the next five-year period and pursue future growth opportunities.
Acquisition of Full Ownership of Porcupine and Musselwhite Mines
On December 21, 2007, the Company completed a transaction with Kinross Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $204.9 million in cash and working capital adjustments. The transaction enhances Goldcorp’s geographic focus in NAFTA countries, and exchanges an asset with a short-term mine life for the remaining joint venture interest in two long-life mining assets.
This acquisition resulted in a change in the Company’s accounting for Porcupine and Musselwhite from proportionate consolidation of its joint venture interests to consolidation of its full ownership of the mines commencing December 21, 2007.
GOLDCORP     |     3

(in United States dollars, tabular amounts in millions, except where noted)
Sale of Peñasquito Silver Stream
On July 24, 2007, Goldcorp completed an agreement with Silver Wheaton to sell 25% of the silver produced from its Peñasquito project located in Mexico for the life of mine. Total upfront consideration paid by Silver Wheaton was $485 million in cash. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.
As a result of this transaction, Silver Wheaton entered into a commitment with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non-revolving term loan (the “term loan”) and $300 million under a revolving term loan (the “revolving loan”) in order to finance the acquisition of the Peñasquito silver contract. At December 31, 2008, Goldcorp no longer holds an interest in Silver Wheaton and is not obligated for this long-term debt. Accordingly its consolidated financial position and results of operations as at and for the year ended December 31, 2008 do not include these results.
At December 31, 2008, Peñasquito contained proven and probable silver reserves of 1,046 million ounces, measured and indicated silver resources of 370 million ounces, and inferred silver resources of 395 million ounces.
Acquisition of Glamis Gold Ltd.
On November 4, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) completed a transaction to combine the two companies.
Upon completion, Goldcorp acquired interests in the El Sauzal mine (100%) in Mexico, Marlin mine (100%) in Guatemala, Marigold mine (67%) in the United States, San Martin mine (100%) in Honduras, the Peñasquito project (100%) in Mexico, and the Cerro Blanco project (100%) in Guatemala.
Goldcorp issued 283.6 million common shares and 4.7 million stock options pursuant to the transaction for a total consideration of $8.2 billion. Under the terms of the arrangement, each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option giving the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
This business combination was accounted for using the purchase method of accounting, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, November 4, 2006.
The purchase consideration was allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition. This process was performed in accordance with Emerging Issues Committee Abstract 152 — Mining Assets – Impairment and Business Combination (“EIC 152”). An independent valuation of the assets acquired was completed in the latter part of 2007, supporting management’s allocation of the purchase consideration, and resulted in an adjustment to the preliminary allocation of the purchase consideration.
Acquisition of Certain Placer Dome Mining Assets
On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome Inc (“Placer Dome”)’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities in the amount of $1.3 billion and cash on hand. On June 9, 2006, 92% of Goldcorp’s outstanding warrants at the time were exercised for net proceeds of
4     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
$454.9 million, which were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer Dome assets. By virtue of the transaction with Barrick, Goldcorp acquired interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) silver/gold mine in Chile (see “Acquisition of Full Ownership of Porcupine and Musselwhite Mines” above for subsequent transactions with respect to these assets). Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp completed the sale of Mount Milligan and certain other Canadian exploration interests to Terrane for 240 million convertible preferred shares of Terrane at a price of C$0.50 per share.
This business combination was accounted for using the purchase method of accounting, with Goldcorp being identified as the acquirer. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, May 12, 2006.
The purchase consideration was allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition. This process was performed in accordance with EIC 152. An independent valuation of the assets acquired was completed, supporting management’s allocation of the purchase consideration.
Acquisition of Virginia Gold Mines Inc.
On March 31, 2006, Goldcorp completed the acquisition of Virginia Gold Mines Inc. (“Virginia”) and retained the Éléonore gold project in Quebec, Canada. Goldcorp issued 19.3 million common shares, and warrants, pursuant to the transaction for a total consideration of $405.9 million. Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company, Virginia Mines Inc (“New Virginia”), for each issued and outstanding Virginia share.
GOLDCORP     |     5

(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED ANNUAL FINANCIAL RESULTS (1)

	2008(4)	2007(3)	2006(2)

Revenues	$2,419.6	$2,206.8	$1,649.4
Gold produced (ounces)	2,324,300	2,246,500	1,665,000
Gold sold (ounces)	2,304,700	2,211,000	1,674,000
Average realized gold price (per ounce)	$868	$703	$610
Average London spot gold price (per ounce)	$872	$695	$604
Earnings from operations	$506.0	$612.3	$446.7
Net earnings from continuing operations	$1,475.6	$375.4	$400.6
Net earnings from discontinued operations (1)	$—	$84.7	$7.7
Net earnings	$1,475.6	$460.1	$408.3
Earnings per share from continuing operations
– Basic	$2.07	$0.53	$0.92
– Diluted	$2.06	$0.53	$0.91
Earnings per share
– Basic	$2.07	$0.65	$0.94
– Diluted	$2.06	$0.65	$0.93
Cash flow from operating activities of continuing operations	$866.0	$650.7	$763.7
Total cash costs of continuing operations – by-product (per gold ounce) (5)(6)	$305	$188	$39
Total cash costs of continuing operations – co-product (per gold ounce) (5)(7)	$391	$305	$245
Dividends paid	$128.7	$126.9	$79.1
Cash and cash equivalents	$262.3	$510.8	$526.3
Total assets	$19,008.8	$18,952.2	$17,965.9

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (NON-GAAP (1))
Revenues	$2,419.6	$2,335.6	$1,710.0
Gold Produced (ounces)	2,324,300	2,292,600	1,693,300
Gold Sold (ounces)	2,304,700	2,253,400	1,708,000
Total cash costs – by-product (per gold ounce) (5)(6)	$305	$163	$33
Total cash costs – co-product (per gold ounce) (5)(7)	$391	$305	$245

(1)	As a result of the sale of Goldcorp’s 50% interest in La Coipa in December 2007, the results of that mine have been reclassified as discontinued operations, in accordance with GAAP, with restatement of prior periods from May 12, 2006, the date of acquisition.
Where noted, certain results above have been presented including La Coipa for informational purposes only.

(2)	Includes Goldcorp’s share of operating results of Campbell, Musselwhite (68%) and Porcupine (51%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of operating results of El Sauzal, Marlin, San Martin and Marigold (67%) from
November 4, 2006, the date of acquisition.

(3)	Includes the operating results of Peak and Amapari to April 27, 2007 and March 31, 2007, the respective dates of disposition. Includes 100% of the operating results of Musselwhite and Porcupine after December 21, 2007.

(4)	Includes the operating results of Silver Wheaton to February 14, 2008, the date of disposition.

(5)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Where noted, certain results for 2008 have been presented excluding San Martin for informational purposes only.

(6)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(7)	Total cash costs per ounce of gold on a co-product basis is computed by allocating operating cash costs separately to metals using a ratio of gold revenues as a proportion of total revenues for Peak and Alumbrera (includes copper revenues); La Coipa and Marlin (includes silver revenues).
6     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Review of Annual Financial Results
For Goldcorp, 2008 has been a year focused on strategic capital management to secure the Company’s financial stability during these times of unprecedented economic volatility, while ensuring the progression of our key development projects. After substantial growth through the acquisition of certain Placer Dome assets and the Virginia and Glamis mines and projects in 2006, the Company was significantly transformed with substantial increases in revenue, gold production and sales, earnings, cash flows (before working capital adjustments) and total assets. The Company further augmented its asset portfolio with the acquisition of full ownership of the Porcupine and Musselwhite mines in 2007 and the Gold Eagle property in the third quarter of 2008. The disposition of Silver Wheaton in the first quarter of 2008 also served to simplify the Company’s corporate structure and strengthen its balance sheet. Net earnings for the year ended December 31, 2008 were $1,475.6 million or $2.07 per share, compared with $460.1 million or $0.53 per share in 2007. Compared to 2007, net earnings were impacted significantly by the following factors:
•	Revenues increased by $212.8 million, or 10% in the year ended December 31, 2008 as compared to 2007, primarily as a result of 24% higher realized gold prices and a 4% increase in sales volume, offset by 20% lower realized copper prices;

•	Operating expenses increased by 22%, to $1,164.2 million (2007 – $953.8 million), primarily due to the impact of the acquisition of additional interests in Porcupine and Musselwhite ($110.3 million) in December 2007, the commencement of commercial production at Los Filos ($71.9 million) and the export retention tax paid in Alumbrera commencing in December of 2007 ($38.3 million);

•	Production increased slightly, by 3%, compared to 2007. The production ounces from the acquisition of the Company’s additional interests in Porcupine and Musselwhite in December 2007 and the commencement of commercial production at Los Filos in the first quarter of 2008 were offset by the disposition of Peak and Amapari in the second quarter of 2007 and production shortfalls at the Red Lake and San Dimas mines due to lower grades, and Alumbrera due to the high gypsum content in the mined ore which resulted in lower grades;

•	The increase in sales volume increased depreciation and depletion by 7%;

•	Exploration expense increased by 56% to $66.5 million (2007 – $42.7 million), due to the expansion of the drilling program at Red Lake and the additional acquired interests in Porcupine and Musselwhite;

•	A $30.9 million after tax ($47.1 million before tax) write-down in the value of the Pamour open pit at Porcupine due to the loss of reserve ounces at December 31, 2008;

•	Lower interest expense as a result of the repayment of all borrowings outstanding during the first quarter of 2008, and higher interest income resulting from the higher cash and cash equivalents balance during the year;

•	A $1,070.9 million non-cash foreign exchange gain during the year ended December 31, 2008 on the revaluation of future income tax liabilities on mining interests primarily arising from the Placer Dome and Glamis acquisitions in 2006 and Gold Eagle acquisition in the third quarter of 2008, compared to a $54.6 million non-cash foreign exchange loss in 2007;

•	A $2.6 million loss on non-hedge derivatives in 2008, compared to a $23.5 million loss in 2007;

•	A $111.2 million loss on securities due to the impairment of two of the Company’s investments in equity securities;

•	A $136.5 million after tax gain ($292.5 million before tax) from the disposition of the Silver Wheaton shares in the first quarter of 2008. In 2007, a $6.5 million after tax gain ($40.2 million before tax) was recorded on the disposition of the Peak and Amapari mines and a $9.1 million after tax gain ($10.8 million before tax) was recorded on the disposition of certain property at Porcupine;

•	The year ended December 31, 2007 included net earnings from discontinued operations of $84.7 million from La Coipa, which was disposed of on December 21, 2007.
GOLDCORP     |      7

(in United States dollars, tabular amounts in millions, except where noted)
Adjusted net earnings amounted to $397.0 million for the year ended December 31, 2008, compared to $440.4 million in 2007. Adjusted net earnings were impacted by higher depreciation and depletion, higher exploration expense, lower interest expense and the disposition of La Coipa, as noted above. The increase in revenues resulting from the higher realized gold prices ($868 per ounce in 2008 compared to $703 per ounce in 2007) and higher sale volumes were offset by higher operating costs. Total cash costs (by-product basis) per ounce of $305 for the year ended December 31, 2008, as compared to $188 per ounce in 2007, increased significantly primarily due to lower by-product sales credits as a result of lower copper production and lower realized copper prices, increased labour costs, the increased cost of consumables, and unplanned maintenance costs. In addition to the factors noted above, adjusted earnings were also impacted by the higher effective tax rate in 2008 as a result of the higher taxes payable on the disposition of the Silver Wheaton shares of $155.9 million and the impact of the Ontario Harmonization tax, offset by the impact of the use of Mexican flat tax credits on taxable earnings in Mexico ($37.8 million). When compared to 2006, gold production, revenues and net earnings were impacted by the significant increase in gold prices (2008 – 42%, 2007 – 15%), increase in total cash costs (by-product) due to lower realized copper prices and the inclusion of Placer Dome and Glamis assets for the full year.
QUARTERLY FINANCIAL REVIEW

			2008(1)
	Q1	Q2	Q3	Q4	Total

Revenues	$626.7	$631.7	$552.2	$609.0	$2,419.6
Gold produced (ounces)	521,900	553,200	557,400	691,800	2,324,300
Gold sold (ounces)	517,800	556,200	550,500	680,200	2,304,700
Average realized gold price (per ounce)	$932	$897	$865	$797	$868
Average London spot gold price (per ounce)	$925	$896	$872	$795	$872
Earnings from operations	$219.4	$136.2	$99.4	$51.0	$506.0
Net earnings	$229.5	$(9.2)	$297.2	$958.1	$1,475.6
Earnings (loss) per share (2)
– Basic	$0.32	$(0.01)	$0.42	$1.31	$2.07
– Diluted	$0.32	$(0.01)	$0.42	$1.31	$2.06
Cash flows from operating activities	$216.3	$184.7	$217.1	$247.9	$866.0
Total cash costs – by-product (per gold ounce) (3)(4)	$240	$308	$346	$323	$305
Total cash costs– co-product (per gold ounce) (3)(5)	$397	$432	$398	$358	$391

(1)	Includes the operating results of Silver Wheaton to February 14, 2008, the date of disposition.

(2)	Sum of quarterly earnings per share may not equal the total for twelve months as each quarterly amount is calculated independently of each other.

(3)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Where noted, certain results for 2008 have been presented excluding San Martin for information purposes only.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(5)	Total cash costs per ounce of gold on a co-product basis is computed by allocating operating cash costs separately to metals using a ratio of gold revenues as a proportion of total revenues for Peak and Alumbrera (includes copper revenues); La Coipa and Marlin (includes silver revenues).
8     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

			2007(1)(2)
	Q1	Q2	Q3	Q4	Total

Revenues	$474.2	$528.8	$524.0	$679.8	$2,206.8
Gold produced (ounces)	552,900	526,000	545,000	622,600	2,246,500
Gold sold (ounces)	527,000	536,900	524,000	623,100	2,211,000
Average realized gold price (per ounce)	$650	$665	$685	$797	$703
Earnings from operations	$125.4	$135.9	$155.4	$195.6	$612.3
Net earnings (loss) from continuing operations	$117.5	$(9.0)	$70.3	$196.6	$375.4
Net earnings from discontinued operations (2)	$7.4	$11.9	$5.5	$59.9	$84.7
Net earnings	$124.9	$2.9	$75.8	$256.5	$460.1
Earnings (loss) per share from continuing operations (3)
– Basic	$0.17	$(0.01)	$0.10	$0.28	$0.53
– Diluted	$0.17	$(0.01)	$0.10	$0.28	$0.53
Earnings per share (3)
– Basic	$0.18	$0.00	$0.11	$0.36	$0.65
– Diluted	$0.18	$0.00	$0.11	$0.36	$0.65
Cash flow from operating activities of continuing operations	$111.2	$120.9	$189.0	$229.6	$650.7
Total cash costs of continuing operations – by-product (per gold ounce) (4)	$217	$166	$160	$208	$188
Total cash costs of continuing operations – co-product (per gold ounce) (5)	$288	$304	$297	$327	$305

INCLUDING DISCONTINUED OPERATIONS (2)
Revenues	$505.6	$567.0	$554.1	$708.9	$2,335.6
Gold produced (ounces)	558,000	539,500	556,200	638,900	2,292,600
Gold sold (ounces)	531,300	546,400	537,200	638,500	2,253,400
Total cash costs – by-product (per gold ounce) (4)	$181	$133	$140	$195	$163
Total cash costs – co-product (per gold ounce) (5)	$288	$304	$297	$327	$305

(1)	Reflects Goldcorp’s 68% interest in Musselwhite and 51% interest in Porcupine to December 21, 2007, and 100% thereafter. Includes the operating results of Peak and Amapari to April 27, 2007 and March 31, 2007, the respective dates of disposition.

(2)	As a result of the sale of Goldcorp’s 50% interest in La Coipa on December 21, 2007, the results of that mine have been reclassified as discontinued operations. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(3)	Sum of quarterly earnings per share may not equal the total for twelve months as each quarterly amount is calculated independently of each other.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(5)	Total cash costs per ounce of gold on a co-product basis is computed by allocating operating cash costs separately to metals using a ratio of gold revenues as proportion of total revenues for Peak and Alumbrera (includes copper revenues); La Coipa and Marlin (includes silver revenues).
GOLDCORP     |     9

(in United States dollars, tabular amounts in millions, except where noted)
Review of Quarterly Financial Results
Net earnings for the fourth quarter of 2008 were $958.1 million or $1.31 per share, compared with $297.2 million or $0.42 per share in the prior quarter. Compared to the prior quarter, net earnings for the three months ended December 31, 2008 were impacted significantly by the following factors:
•	Revenues increased by $56.8 million, or 10%, as a result of a 24% and 107% increase in gold and copper sales volumes, respectively, partially offset by an 8% decrease in realized gold prices to $797 per ounce in the fourth quarter (third quarter – $865 per ounce) and a 60% decrease in realized copper prices;

•	$ 28.6 million increase in operating expenses, resulting primarily from higher sales volume ($46.3 million) and the write-down of inventory at San Martin which is in reclamation ($8.0 million), offset by the impact of the weakening Canadian dollar and Mexican Peso against the US dollar;

•	The 16% weakening of the Canadian dollar and the 26% weakening of the Mexican Peso against the US dollar positively impacted the earnings of the Canadian operations by approximately $20.2 million and the earnings of the Mexican operations by approximately $6.4 million when compared to the same period in 2007;

•	The increase in sales volume increased depreciation and depletion by 18%;

•	A $30.9 million after tax ($47.1 million before tax) write-down in the value of the Pamour open pit at Porcupine in the fourth quarter due to the loss of reserve ounces at December 31, 2008;

•	A $985.7 million non-cash foreign exchange gain in the fourth quarter on the revaluation of significant future income tax liabilities on mining interests arising from acquisitions, compared to a $240.2 million gain in the third quarter. The increase is primarily due to the weakening of the Mexican peso and the Canadian dollar;

•	Lower interest income in the fourth quarter due to lower cash balances;

•	An $88.5 million loss on securities in the fourth quarter due to the impairment of investments in equity securities, compared to a $22.7 million loss in the third quarter.

•	Adjusted net earnings were $84.4 million in the fourth quarter, compared to $64.7 million in the third quarter. In addition to the factors noted above, higher adjusted earnings are also the result of the lower effective tax rate in the fourth quarter as a result of the impact of the use of Mexican flat tax credits on taxable earnings in Mexico ($37.8 million).
When compared to the fourth quarter of 2007, net earnings for the fourth quarter of 2008 increased by $701.6 million, or 274% (2007 net earnings – $256.5 million). The main factors contributing to the higher net earnings in the fourth quarter of 2008 are increased gold production and sales volumes (11% and 9% respectively) and a $985.7 million non-cash foreign exchange gain in 2008 compared to a $6.1 million foreign exchange loss in 2007 related to the revaluation of future income tax liabilities. Offsetting these increases are lower copper revenues ($75.9 million before tax, $53.1 million after tax) due to lower realized copper prices, higher operating costs due to the impact of inflationary increases on consumable costs, the impact of a $30.9 million after tax ($47.1 million before tax) write-down of mining interests at the Pamour open pit in Porcupine and an $88.5 million write-down in the Company’s investment in equity securities in the fourth quarter of 2008.
10     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce) (5)

Red Lake	2008	$535.8	629,200	618,300	$865	$231.5	$302
	2007	503.4	700,600	714,900	703	213.1	260
Porcupine (1)	2008	255.6	291,000	294,000	869	(34.2)	588
	2007	111.4	158,400	158,400	702	4.3	489
Musselwhite (1)	2008	184.6	210,500	214,000	862	21.2	611
	2007	107.4	155,700	154,400	695	10.8	491
San Dimas (2,3,4)	2008	92.6	86,700	88,800	870	30.0	405
	2007	116.2	135,300	132,300	691	4.5	238
Los Filos (3)	2008	189.2	213,600	215,100	871	58.3	407
	2007	19.1	71,800	27,300	693	7.8	322
El Sauzal	2008	239.3	274,200	274,100	868	96.1	149
	2007	217.8	306,900	306,500	704	73.6	120
Marlin (4)	2008	258.1	241,400	241,300	870	100.0	191
	2007	203.7	227,200	232,700	707	72.8	144
Peñasquito (8)	2008	—	20,000	—	—	—	—
	2007	—	—	—	—	—	—
Alumbrera (4)	2008	490.7	189,200	192,200	870	135.3	(449)
	2007	598.3	230,600	227,300	724	238.7	(684)
Marigold	2008	81.4	96,200	93,200	872	12.1	608
	2007	68.8	93,900	95,100	723	1.2	575
Wharf	2008	57.2	60,700	62,200	873	19.7	481
	2007	42.7	57,700	57,400	709	14.2	369
San Martin (5)	2008	10.4	11,600	11,500	893	(15.2)	—
	2007	32.0	45,300	45,700	695	4.6	479
Terrane	2008	—	—	—	—	(6.5)	—
	2007	—	—	—	—	(7.4)	—
Other (6)	2008	24.7	—	—	—	(142.3)	—
	2007	186.0	63,100	59,000	639	(25.9)	399
Total – continuing operations	2008	$2,419.6	2,324,300	2,304,700	$868	$506.0	$305
	2007	$2,206.8	2,246,500	2,211,000	$703	$612.3	$188
La Coipa (7)	2008	—	—	—	—	—	—
	2007	$128.8	46,100	42,400	$711	$56.6	$(1,152)
Total – including discontinued operations (7)	2008	$2,419.6	2,324,300	2,304,700	$868	$506.0	$305
	2007	$2,335.6	2,292,600	2,253,400	$703	$668.9	$163

(1)	2007 figures reflect Goldcorp’s 68% interest in the Musselwhite mine and 51% interest in the Porcupine mine to December 21, 2007 and 100% ownership subsequent to December 21, 2007.

(2)	Previously disclosed as “Luismin”. Prior period figures have been reclassified to exclude Los Filos Underground (Nukay), which is now disclosed as part of the Los Filos operation.
GOLDCORP     |     11

(in United States dollars, tabular amounts in millions, except where noted)

(3)	The Los Filos project achieved commercial production on January 1, 2008. The Nukay underground pit, formerly included with San Dimas (formerly referred to as Luismin), has been included in the Los Filos segment, with restatement of prior periods. For 2007, pre-commercial production ounces relating to the Los Filos project are shown, and related sales revenues are excluded as they are credited against capitalized project costs.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(5)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs for 2008 have been presented excluding San Martin for information purposes only.

(6)	Includes costs of silver sales in San Dimas, corporate activities, the operating results of Silver Wheaton to February 14, 2008, the date of disposition and the Peak and Amapari operating results to April 27, 2007 and March 31, 2007, the respective dates of disposition.

(7)	As a result of the sale of Goldcorp’s 50% interest in La Coipa on December 21, 2007, the results of that mine have been reclassified as discontinued operations, in accordance with GAAP, with restatement of prior periods from May 12, 2006, the date of acquisition. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(8)	Represents pre-commercial production ounces from Peñasquito. However, sales and related sales revenues are excluded as they are credited against capitalized project costs.
12     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
THREE MONTHS ENDED DECEMBER 31

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce) (5)

Red Lake	2008	$150.0	191,000	188,400	$795	$71.3	$232
	2007	155.5	184,300	195,100	796	68.0	291
Porcupine (1)	2008	67.0	84,700	84,400	795	(42.2)	500
	2007	35.6	43,400	44,800	794	(0.5)	584
Musselwhite (1)	2008	55.3	69,300	69,000	802	11.2	512
	2007	31.0	41,200	39,400	788	3.6	534
San Dimas (2,3,4)	2008	24.8	24,100	23,800	786	13.1	252
	2007	28.6	31,500	29,000	781	(0.1)	285
Los Filos (3)	2008	47.0	59,400	58,700	794	9.3	469
	2007	4.4	33,900	5,600	774	0.9	401
El Sauzal	2008	59.9	73,800	74,900	798	22.4	144
	2007	66.9	82,800	83,400	799	31.3	118
Marlin (4)	2008	63.1	68,800	66,500	807	19.2	251
	2007	71.0	68,000	71,900	799	21.3	121
Peñasquito (7)	2008	—	11,200	—	—	—	—
	2007	—	—	—	—	—	—
Alumbrera (4)	2008	105.3	62,800	69,900	800	2.0	212
	2007	188.2	70,600	86,700	807	77.8	(420)
Marigold	2008	19.2	27,200	24,400	787	4.9	527
	2007	33.0	39,200	41,400	796	8.3	500
Wharf	2008	16.1	18,200	18,900	834	4.8	511
	2007	14.4	18,900	16,900	806	5.0	429
San Martin (5)	2008	1.2	1,300	1,300	807	(11.5)	—
	2007	7.2	8,800	8,900	804	(0.6)	521
Terrane	2008	—	—	—	—	(2.1)	—
	2007	—	—	—	—	—	—
Other	2008	0.1	—	—	—	(51.4)	—
	2007	44.0	—	—	—	(19.4)	—
Total – continuing operations	2008	$609.0	691,800	680,200	$797	$51.0	$323
	2007	$679.8	622,600	623,100	$797	$195.6	$208
La Coipa (6)	2008	—	—	—	—	—	—
	2007	$29.1	16,300	15,400	$783	$15.0	$(328)
Total – including discontinued operations (6)	2008	$609.0	691,800	680,200	$797	$51.0	$323
	2007	$708.9	638,900	638,500	$797	$210.6	$195

(1)	2007 figures reflect Goldcorp’s 68% interest in the Musselwhite mine and 51% interest in the Porcupine mine to December 21, 2007 and 100% ownership subsequent to December 21, 2007.

(2)	Previously disclosed as “Luismin”. Prior period figures have been reclassified to exclude Los Filos Underground (Nukay), which is now disclosed as part of the Los Filos operation.

(3)	The Los Filos project achieved commercial production on January 1, 2008. The Nukay underground pit, formerly included with San Dimas (formerly referred to as Luismin), has been included in the Los Filos segment, with restatement of prior periods. For 2007, pre-commercial production ounces relating to the Los Filos project are shown, and related sales revenues are excluded as they are credited against capitalized project costs.
GOLDCORP     |      13

(in United States dollars, tabular amounts in millions, except where noted)

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(5)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs for 2008 have been presented excluding San Martin for information purposes only.

(6)	As a result of the sale of Goldcorp’s 50% interest in La Coipa on December 21, 2007, the results of that mine have been reclassified as discontinued operations, in accordance with GAAP, with restatement of prior periods from May 12, 2006, the date of acquisition. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(7)	Represents pre-commercial production ounces from Peñasquito. Related sales revenues are excluded as they are credited against capitalized project costs.
14     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada

					Total	Total
	Q1	Q2	Q3	Q4	2008(1)	2007

Operating Data

Tonnes of ore milled	170,300	185,300	198,800	211,100	765,500	721,000

Average mill head grade (grams/tonne)	23	26	26	29	26	31

Average recovery rate (%)	96%	96%	96%	96%	96%	97%

Gold (ounces)
– Produced	128,500	149,600	160,100	191,000	629,200	700,600
– Sold	129,400	141,500	159,000	188,400	618,300	714,900
Average realized gold price (per ounce)	$928	$890	$875	$795	$865	$703

Total cash costs (per ounce)	$369	$339	$297	$232	$302	$260

Financial Data

Revenues	$120.3	$126.2	$139.3	$150.0	$535.8	$503.4

Depreciation and depletion	$18.6	$21.5	$26.5	$28.8	$95.4	$89.2

Earnings from operations	$48.5	$51.3	$60.4	$71.3	$231.5	$213.1

Expenditures for mining interests	$30.8	$22.0	$22.9	$23.9	$99.6	$101.2

(1)	The Gold Eagle Ltd. complex operations are included in Goldcorp’s operating results for the period subsequent to the date of acquisition, September 25, 2008.
Red Lake gold mines finished the year with a strong production quarter continuing its trend of consecutive quarters of increasing production in 2008 as high-grade ore zones under development were accessed. Gold production in 2008 was 629,200 ounces, at a cash cost of $302 per ounce, compared to 700,600 ounces, at a cash cost of $260 per ounce in 2007. Production in 2008 was hampered by shortages of manpower, delays in the completion of the #3 shaft and materials handling system, lower than expected grades in the first two quarters of the year and delays in development and preparation of long-hole stopes for mining. In comparison to 2007, Red Lake gold mines experienced 16% lower grades and 6% higher tonnage. The lower grade was due to the lack of development in high grade zones.
Cash costs were 16%, or $42 per ounce higher than in 2007 mainly due to reduced ounces produced ($41 per ounce, or 97%) and higher operating costs ($2 per ounce, or 5%), offset by a weaker Canadian dollar ($1 per ounce, or 2%). The increase in operating costs was attributable to an increase in consumable costs ($8.6 million) which was offset by cost savings from the integration of the contractor workforce ($6.0 million).
The installation of underground infrastructure continued throughout the year with significant improvements both in the ore handling and ventilation systems. The ore and waste handling systems are now commissioned at #3 shaft. The second phase of the ventilation system was delayed in the last quarter of 2008 and will be complete in the second quarter of 2009. Work continues on improving the mine dewatering system which is also expected to be operational in the second quarter of 2009. Mining flexibility will continue to be constrained in 2009 and the focus will be to accelerate development and exploration in order to resolve this issue.
GOLDCORP     |     15

(in United States dollars, tabular amounts in millions, except where noted)
Throughout 2008 impressive results were obtained from underground drilling at both mine complexes. Several high grade intersections were encountered from the High Grade Zone, the FW Zone, the Upper Red Lake Complex and the Party Wall. In these areas exploration drifting was initiated to either access the ore structures or provide closer drill platforms for future drilling. The focus in 2009 will remain on increasing exploration rates in high priority areas to support future mining plans and increase the density of data to convert resources to reserves. Capital expenditures have been allocated to the coming year to continue to drill the upper extension of the Bruce Channel main zone towards the Cochenour property (gap zone).
Gold production for the fourth quarter of 2008 was 19%, or 30,900 ounces more than in the third quarter of 2008 due to the startup of long-hole mining blocks in the high grade zone. In comparison to the prior quarter, Red Lake gold mines experienced 12% higher grades and 6% higher tonnage due to the addition of higher grade long-hole stopes. Cash costs for the fourth quarter of 2008 were 22%, or $65 per ounce lower than in the third quarter of 2008 due to increased ounces produced ($46 per ounce, or 71%) and a weaker Canadian dollar ($40 per ounce, or 61%), offset by higher operating costs ($21 per ounce, or 32%). The increase in operating costs was attributable to increased usage of contractors to complete current production development work and operation of the #3 shaft ($2.4 million).
16     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mine, Canada (Goldcorp’s interest – 100%) (1)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007(1)

Operating Data

Tonnes of ore milled	964,800	901,300	921,700	1,006,000	3,793,800	2,057,500

Average mill head grade (grams/tonne)	2.37	2.61	2.64	2.81	2.61	2.47

Average recovery rate (%)	94%	92%	93%	90%	92%	94%

Gold (ounces)
– Produced	66,800	70,500	69,000	84,700	291,000	158,400
– Sold	69,900	70,700	69,000	84,400	294,000	158,400
Average realized gold price (per ounce)	$935	$894	$865	$795	$869	$702

Total cash costs (per ounce)	$634	$652	$583	$500	$588	$489

Financial Data

Revenues	$65.5	$63.3	$59.8	$67.0	$255.6	$111.4

Depreciation and depletion	$10.8	$19.4	$15.6	$18.1	$63.9	$28.7

Earnings (loss) from operations	$9.3	$(2.6)	$1.3	$(42.2)	$(34.2)	$4.3

Expenditures for mining interests	$10.0	$12.7	$13.0	$10.5	$46.2	$29.5

(1)	On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine, and, as a result, the table above reflects Goldcorp’s 51% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

(2)	During the fourth quarter of 2008, the Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit as a result of a reduction of 1.4 million in its proven and probable ounces of gold reserves
On a 100% basis, Gold production for 2008 was 2%, or 4,500 ounces, less than in 2007, mainly due to lower tonnage throughput and lower recoveries. In comparison to 2007, Porcupine gold mines consolidated operations experienced 6% higher grades and 3% lower tonnage throughput. Production from the three main operations, in comparison with 2007, indicates the Hoyle Pond underground operation experienced 7% lower grades and 8% lower tonnage due to increased depth and mining additional lower grade long-hole stopes, the Pamour open pit operation experienced 24% higher grades and 76% higher tonnage as mining progressed toward the bottom of the pit, and the Dome underground operation experienced 23% lower grades and 42% higher tonnage due to large low grade bulk zones coming on line. Mill throughput was impacted by an overabundance of wet ore resulting from above average rainfall in the area and difficulty processing high volumes of sand fill being mined from the Dome Underground operation.
Operational challenges were resolved in 2008 that positively impacted the operations. The successful separation of sand fill from ore in the Dome underground resulted in a significant increase in fourth quarter production and the decision to defer the next stripping stage at Pamour open pit resulted in lower mining costs and allowed mining to focus on the higher grades in the bottom of the pit.
Cash costs were 20%, or $99 per ounce, higher than in 2007 due to higher operating costs ($103 per ounce, or 104%), offset by a weaker Canadian dollar ($1 per ounce, or 1%) and increased ounces sold ($3 per ounce, or 3%). The increase in operating costs was attributable to labour ($10.0 million), contractor services ($4.9 million), diesel fuel ($4.7 million), maintenance repair parts ($3.5 million), explosives ($1.9 million) and reagents ($0.9 million).
Exploration drilling at the Hoyle Pond Deep project continues to show positive results at depth well below the current mining horizon. This program will be intensified in 2009 to determine the best alternative to extend the life of the operation. Drilling on the Hollinger property was focused on two significant underground targets, the Millerton and Central Porphyry Zone. Both underground targets have shown potential which will be evaluated in 2009 with further drilling and feasibility work.
GOLDCORP     |     17

(in United States dollars, tabular amounts in millions, except where noted)
Gold production for the fourth quarter of 2008 was 23%, or 15,700 ounces, more than in the third quarter of 2008, mainly due to higher tonnage throughput and higher grades, despite lower recoveries. In comparison to the prior quarter, Porcupine gold mines consolidated operations experienced 6% higher grades and 9% higher tonnage. This was due to continued improvement in the Pamour open pit with a 6% increase in grade and a 5% increase in tonnage, the significant improvement in fill handling in the Dome underground with a 71% increase in grade and a 58% increase in tonnage and the Hoyle Pond underground supplying less grade and more tonnage from long-hole sources with a 22% decrease in grade and an 18% increase in tonnage. Cash costs for the fourth quarter of 2008 were 14%, or $83 per ounce lower than in the third quarter of 2008 due to increased ounces produced ($106 per ounce, or 128%) and a weaker Canadian dollar ($81 per ounce, or 97%), offset by higher operating costs ($104 per ounce, or 125%). The increase in operating costs was attributable to labour ($2.1 million) and contractor services ($1.6 million), offset partially by lower fuel costs ($0.8 million). During the fourth quarter of 2008, a new three-year collective bargaining agreement was signed.
18     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada (Goldcorp’s interest – 100%) (1)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007(1)

Operating Data

Tonnes of ore milled	270,200	324,300	316,600	325,700	1,236,800	911,100

Average mill head grade
(grams/tonne)	4.86	5.00	5.60	6.65	5.56	5.41

Average recovery rate (%)	95%	95%	96%	95%	95%	96%

Gold (ounces)
– Produced	38,800	50,100	52,300	69,300	210,500	155,700
– Sold	43,000	49,400	52,600	69,000	214,000	154,400
Average realized gold price (per ounce)	$926	$897	$857	$802	$862	$695

Total cash costs (per ounce)	$746	$644	$597	$512	$611	$491

Financial Data

Revenues	$39.9	$44.4	$45.0	$55.3	$184.6	$107.4

Depreciation and depletion	$5.9	$6.1	$6.6	$7.2	$25.8	$18.6

Earnings from operations	$0.5	$4.2	$5.3	$11.2	$21.2	$10.8

Expenditures for mining interests	$7.4	$11.8	$6.7	$5.3	$31.2	$26.0

(1)	On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 32% interest in the Musselwhite gold mine, and, as a result, the table above reflects Goldcorp’s 68% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.
On a 100% basis, gold production for 2008 was 5%, or 11,800 ounces less than in 2007, mainly due to a decrease in mill throughput and recoveries offset by higher grades. In comparison to 2007, Musselwhite experienced 3% higher grades and 7% lower mill throughput. The lower mill throughput resulted from decreased underground production in the first half of the year. In the first quarter, a mechanical issue with the crushing/conveying circuit impacted underground tonnage, while in the second quarter, ground control issues reduced ore delivery. Planned higher grade production was achieved in the latter part of 2008 as proportionately more material was mined from the PQ Deeps. PQ Deeps will be a key future mining area for Musselwhite contributing to the expected increase in production in 2009 and beyond.
Cash costs were 24%, or $120 per ounce higher than in 2007 due to higher operating costs ($100 per ounce, or 84%) and reduced ounces produced ($22 per ounce, or 18%), offset by a weaker Canadian dollar ($2 per ounce, or 2%). The increase in operating costs was attributable to development and infrastructure costs in the underground mine related to accessing ore bodies that will be mined in the current production cycle ($8 million), labour ($9 million) and consumable costs ($4 million).
Musselwhite continued to provide successful exploration results during 2008, indicating high potential for future resource growth at the mine. Underground exploration on the PQ Deeps returned further positive results with an additional 200 metres strike length of resources defined on the A- and C-Blocks, which remain open to the north. A new mineralised structure, the D-Block was also defined, which is parallel to the C-Block and is situated between the C- and A-Blocks. Drilling continued on the North Shore of Opapimiskin Lake (1.8 kilometers along strike from the PQ Deeps), aiding in further defining the lithology and structure of the Northern Iron Formation at depth and better defined the target horizon. Drilling continued on the Moose Zone through 2008 and a 425 metre long strike extent was added to resources. This mineralised horizon is also open to the north. Other exploration fronts include drilling on the Jets zone, Esker zone and Thunderwolves zone. Engineering work has commenced on underground infrastructure upgrades to support increased ventilation and higher mining rates which will facilitate the future expansion of production at the mine.
GOLDCORP     |     19

(in United States dollars, tabular amounts in millions, except where noted)
Gold production for the fourth quarter of 2008 was 33%, or 17,000 ounces more than in the third quarter of 2008. In comparison to the prior quarter, Musselwhite experienced 19% higher grades and 3% higher mill throughput. The higher grade was attributable to proportionately higher production from the PQ deeps deposit. Cash costs for the fourth quarter of 2008 were 14%, or $85 per ounce lower than in the third quarter of 2008 due to increased ounces produced ($143 per ounce, or 168%) and a weaker Canadian dollar ($85 per ounce, or 100%), offset by higher operating costs ($143 per ounce, or 168%). The increase in operating costs was attributable to labour ($3.7 million), power and propane ($0.8 million) and drilling costs ($0.8 million).
20     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
San Dimas mine, Mexico (1)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore milled	173,200	150,200	161,300	172,800	657,500	704,100

Average mill head grade (grams/tonne)
– Gold	4.72	4.15	3.78	4.45	4.29	6.37
– Silver	302	264	234	243	261	344

Average recovery rate (%)
– Gold	97%	98%	97%	98%	97%	95%
– Silver	94%	95%	93%	94%	94%	91%

Produced (ounces)
– Gold	24,100	19,500	19,000	24,100	86,700	135,300
– Silver	1,494,800	1,210,900	1,132,600	1,275,200	5,113,500	6,934,600

Sold (ounces)
– Gold	26,900	19,000	19,100	23,800	88,800	132,300
– Silver	1,655,800	1,189,300	1,028,500	1,363,600	5,237,200	6,913,000

Average realized price (per ounce)
– Gold	$921	$904	$868	$786	$870	$691
– Silver (2)	$3.95	$3.95	$3.95	$4.00	$3.96	$3.91

Total cash costs (per gold ounce) (2)	$383	$597	$436	$252	$405	$238

Financial Data

Revenues	$28.1	$20.8	$18.9	$24.8	$92.6	$116.2

Depreciation and depletion	$2.5	$0.8	$1.6	$0.9	$5.8	$36.9

Earnings from operations	$10.7	$1.4	$4.8	$13.1	$30.0	$4.5

Expenditures for mining interests	$7.4	$9.9	$7.9	$7.0	$32.2	$62.5

(1)	Previously disclosed as “Luismin”. Prior period figures have been reclassified to exclude Los Filos Underground (Nukay), which is now disclosed as part of the Los Filos operation.

(2)	Silver was sold to Silver Wheaton at a price of $4.02 per ounce ($3.95 prior to November 2008). The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.
Gold and silver production for 2008 were 36%, or 48,600 and 26%, or 1.8 million ounces less, respectively, than in 2007 due to lower ore grades from the Roberta and Robertita veins and the lack of availability of high grade stopes under development in the Central Block. In comparison to 2007, San Dimas experienced 33% and 24% lower grades for gold and silver respectively. Mill throughput decreased by 7% when compared to 2007, however improvements to the process plant helped the overall recovery performance and resulted in a 2% and 3% recovery increase for gold and silver, respectively.
Cash costs were 70%, or $167 per ounce higher than in 2007 due to reduced gold ounces produced ($191 per ounce, or 115%) offset by the weakened Mexican peso ($8 per ounce, or 5%) and lower operating costs ($16 per ounce, or 10%) arising from savings on energy costs due to the start up of the Las Truchas hydro power generation facility (“Las Truchas”), net of higher consumable costs ($10 per ounce, or 5%).
Las Truchas started operations in June 2008 providing 7 MW of low cost energy for the second half of the year, and providing significant savings in energy costs of $300,000 per month. The key development in the deep Central Block and West Block continues and is anticipated to increase the mill throughput in 2010. The ore pass continues under construction and is expected to reduce haul distances by mid-2009. Exploration continues in many veins in the district mainly in the Central Block area, the West Block and the Arana Hanging wall area.
GOLDCORP     |     21

(in United States dollars, tabular amounts in millions, except where noted)
Gold and silver production in the fourth quarter of 2008 were 27%, or 5,100 ounces and 13%, or 142,600 ounces more, respectively, than in the third quarter of 2008 due to completion of development, access and mining in the Central Block area, and accessing new stopes in high grade zones from the Roberta and Robertita Veins. In comparison to the prior quarter, San Dimas experienced 18% and 4% higher grades for gold and silver respectively and 7% higher tonnage. Cash costs for the fourth quarter of 2008 were 42%, or $184 per ounce lower than in the third quarter of 2008 due to increased gold and silver production ($142 per ounce, or 77%) and the weakened Mexican peso ($66 per ounce, or 36%), offset by higher operating costs ($24 per ounce, or 13%). The increase in operating costs was attributable to increased usage of contractors, fuel, lease costs and maintenance repairs.
22     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Los Filos mine, Mexico (1)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007(1)

Operating Data

Tonnes of ore mined	5,145,700	5,592,500	5,361,300	6,110,000	22,209,500	—

Tonnes of waste removed	5,685,400	4,569,000	5,694,900	6,606,700	22,556,000	—

Ratio of waste to ore	1.1	0.8	1.1	1.1	1.0	—

Tonnes of ore processed	4,911,300	5,725,700	5,429,300	6,113,800	22,180,100	141,500

Average grade processed (grams/tonne)	0.75	0.60	0.61	0.56	0.62	—

Average recovery rate (%) (3)	40%	34%	37%	39%	39%	—

Gold (ounces)
– Produced	48,300	58,500	47,400	59,400	213,600	71,800
– Sold	50,400	58,400	47,600	58,700	215,100	27,300
Average realized gold price (per ounce)	$932	$899	$869	$794	$871	$693

Total cash costs (per ounce) (2)	$277	$470	$391	$469	$407	$322

Financial Data

Revenues	$47.0	$53.1	$42.1	$47.0	$189.2	$19.1

Depreciation and depletion	$10.2	$10.8	$10.0	$11.2	$42.2	$1.8

Earnings from operations	$21.4	$14.9	$12.7	$9.3	$58.3	$7.8

Expenditures for mining interests	$12.3	$10.0	$12.9	$14.3	$49.5	$83.4

(1)	The Los Filos open pit mine commenced commercial production on January 1, 2008. Prior period figures include pre-commercial production ounces from the open pit and production from the small underground operation (Nukay), which had previously been included in the Luismin operations. Pre-commercial production sales revenues associated with the open pit mine was credited against capitalized project costs prior to January 1, 2008.

(2)	Cash costs per ounce for the Los Filos open pit were $373 for 2008 and $451, $357, $435 and $234 in the fourth, third, second and first quarters, respectively. When combined with Nukay, cash costs for the fourth quarter of 2008 were $469 per ounce and $407 per ounce for the year.

(3)	Recovery is reported on a cumulative basis starting in the second quarter of 2008, to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.
Los Filos open pit mine commenced commercial production on January 1, 2008. Following movement under a small portion of the heap leach pad reported in the third quarter of 2008, all operational and production measures at Los Filos started to recover during the fourth quarter of 2008. A redesigned ore loading sequence resulted in 35 hectares under leach by the end of the year, compared with 21 hectares in the third quarter of 2008. Ore stacking increased to a rate of 2 million tonnes per month leading to a significant increase in recoverable gold placed on the heap leach pad. The stacking rate and average pregnant solution processing were higher during the fourth quarter of 2008.
Los Filos open pit gold production in the fourth quarter of 2008 was 52,000 ounces, which was 28%, or 11,500 ounces more than in the third quarter of 2008. Total tonnes mined also increased 15% or 1.6 million over the prior quarter. Cash costs for the open pit operation for the fourth quarter of 2008 were $451 per ounce, which was 26%, or $94 per ounce higher than in the third quarter of 2008 due to higher operating costs ($216 per ounce, or 230%) offset by increased ounces produced ($73 per ounce, or 78%) and the weakened Mexican peso ($49 per ounce, or 52%). The increased operating costs resulted from a one-time expenditure attributable to higher maintenance and labour costs ($57 per ounce) and higher cyanide consumption due to the greater area under leach.
GOLDCORP     |      23

(in United States dollars, tabular amounts in millions, except where noted)
Construction of the third stage of heap leach is progressing which will result in increased operational flexibility. Loading of first leach cells on the third stage started in December 2008.
The Los Filos mine operating results for the fourth quarter of 2008 include 7,400 ounces of gold production and sales at a total cash cost of $595 per ounce for the underground operation (previously known as Nukay), and for the year include approximately 25,000 ounces of gold production and sales at a total cash cost of $666 per ounce.
24     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal, Mexico

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore mined	636,500	614,500	630,200	643,600	2,524,800	2,693,500

Tonnes of waste removed	1,131,300	896,900	990,800	978,600	3,997,600	4,595,200

Ratio of waste to ore	1.8	1.5	1.6	1.5	1.6	1.7

Tonnes of ore milled	508,900	516,500	524,400	556,800	2,106,600	2,165,400

Average mill head grade (grams/tonne)	3.69	4.32	4.75	4.35	4.28	4.65

Average recovery rate (%)	94%	94%	95%	95%	95%	94%

Gold (ounces)
– Produced	56,500	67,700	76,200	73,800	274,200	306,900
– Sold	58,000	67,700	73,500	74,900	274,100	306,500

Average realized gold price (per ounce)	$930	$900	$861	$798	$868	$704

Total cash costs (per ounce)	$159	$149	$147	$144	$149	$120

Financial Data

Revenues	$54.3	$61.4	$63.7	$59.9	$239.3	$217.8

Depreciation and depletion	$21.4	$24.5	$28.3	$26.2	$100.4	$102.2

Earnings from operations	$23.4	$26.2	$24.1	$22.4	$96.1	$73.6

Expenditures for mining interests	$2.3	$3.4	$2.2	$0.5	$8.4	$3.9
Gold production for 2008 was 11%, or 32,700 ounces less than in 2007 mainly due to 3% lower mill throughput and 8% lower grades. The lower grade was partially anticipated and the lower mill throughput resulted from harder material.
Cash costs were 24%, or $29 per ounce, higher than in 2007 due to higher operating costs ($15 per ounce, or 52%) and reduced ounces produced ($14 per ounce, or 48%). The increase in operating costs was attributable to labour ($1.7 million), supplies ($2.8 million) and power ($1.8 million).
In 2008 exploration was conducted to increase the mine life and construction was carried out on facilities associated with the dry stack tailings.
Gold production for the fourth quarter of 2008 was 3%, or 2,400 ounces less than in the third quarter of 2008. In comparison to the prior quarter, El Sauzal experienced 8% lower grades and 6% higher mill throughput. Cash costs for the fourth quarter of 2008 were 2%, or $3 per ounce lower than in the third quarter of 2008 due to the weakened Mexican peso ($27 per ounce, or 900%) and increased ounces sold ($3 per ounce, or 100%) offset by higher operating costs ($27 per ounce, or 900%). The increase in operating costs was attributable to labour, fuel due to longer haulage distances and supplies due to inflation.
GOLDCORP      |      25

(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore milled	552,500	373,400	387,700	531,400	1,845,000	1,772,600

Average mill head grade (grams/tonne)
– Gold	4.37	4.41	4.86	4.56	4.54	4.55
– Silver	88	87	98	87	90	84

Average recovery rate (%)
– Gold	91%	90%	91%	90%	90%	88%
– Silver	59%	60%	61%	64%	61%	59%

Produced (ounces)
– Gold	70,300	51,300	51,000	68,800	241,400	227,200
– Silver	906,700	673,700	699,600	932,600	3,212,600	2,837,300

Sold (ounces)
– Gold	67,400	56,400	51,000	66,500	241,300	232,700
– Silver	949,700	743,000	693,500	901,300	3,287,500	2,897,300

Average realized price (per ounce)
– Gold	$934	$901	$833	$807	$870	$707
– Silver	$17.60	$17.40	$13.12	$10.43	$14.64	$14.23

Total cash costs (per ounce) (1)	$55	$176	$304	$251	$191	$144

Financial Data

Revenues	$79.6	$63.7	$51.7	$63.1	$258.1	$203.7

Depreciation and depletion	$16.6	$14.2	$13.5	$17.3	$61.6	$56.4

Earnings from operations	$41.3	$26.1	$13.4	$19.2	$100.0	$72.8

Expenditures for mining interests	$3.6	$8.1	$9.8	$13.8	$35.3	$26.7

(1)	The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for 2008, would be $321 per ounce of gold and $5.05 per ounce of silver (2007 – $253 and $4.76, respectively).
Gold and silver production for 2008 was 6%, or 14,200 ounces and 13%, or 375,300 ounces more, respectively, than in 2007 due to higher mill throughput and an increase in gold and silver recoveries. Maintaining the processed gold grade at the higher tonnage was made possible by the change to the long-hole mining method in the underground mine. In comparison to 2007, Marlin experienced similar gold grades, 7% higher grades for silver and 4% higher mill throughput.
Cash costs were 33%, or $47 per ounce higher than in 2007 due to higher operating costs attributable to both higher mine consumables and the impact of a power interruption in mid-year. The costs for the open pit mine were 32% higher than 2007 due to the higher cost of tires, diesel and equipment repairs, while the costs for the underground mine were 17% lower than 2007 due to the change to the long-hole mining method.
Construction of a water treatment plant was advanced during 2008 and the facility is expected to be operational during the first quarter of 2009.
Gold and silver production for the fourth quarter of 2008 were 35%, or 17,800 and 33%, or 233,000 ounces more, respectively, than in the third quarter of 2008 due to the mining of two benches of the high grade Virginia vein in the open pit in December. Cash costs for the fourth quarter of 2008 were 17%, or $53 per ounce lower than in the third quarter of 2008 due to lower operating costs following restoration of power.
26     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore mined	1,261,100	1,910,400	3,960,500	3,394,500	10,526,500	9,606,400

Tonnes of waste removed	7,394,700	7,084,300	6,562,100	5,706,400	26,747,500	31,615,800

Ratio of waste to ore	5.9	3.7	1.7	1.7	2.5	3.3

Tonnes of ore milled	3,442,400	3,508,000	3,361,900	3,751,000	14,063,300	14,477,600

Average mill head grade
– Gold (grams/tonne)	0.63	0.47	0.44	0.66	0.55	0.67
– Copper (%)	0.50%	0.41%	0.46%	0.63%	0.50%	0.56%

Average recovery rate (%)
– Gold	74%	77%	72%	79%	76%	74%
– Copper	79%	77%	84%	89%	83%	84%

Produced
– Gold (ounces)	51,100	40,900	34,400	62,800	189,200	230,600
– Copper (thousands of pounds)	29,700	24,600	28,600	46,800	129,700	149,000

Sold
– Gold (ounces)	36,000	48,200	38,100	69,900	192,200	227,300
– Copper (thousands of pounds)	19,900	29,800	26,400	54,700	130,800	148,200

Average realized price
– Gold (per ounce)	$960	$902	$871	$800	$870	$724
– Copper (per pound)	$5.18	$3.93	$2.48	$0.98	$2.59	$3.22

Total cash costs (per gold ounce) (1)	$(1,610)	$(808)	$(112)	$212	$(449)	$(684)

Financial Data

Revenues	$133.0	$157.1	$95.3	$105.3	$490.7	$598.3

Depreciation and depletion	$14.5	$18.1	$16.5	$26.2	$75.3	$76.6

Earnings from operations	$68.2	$52.6	$12.5	$2.0	$135.3	$238.7

Expenditures for mining interests	$4.5	$4.2	$4.8	$9.1	$22.6	$12.8

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, cash costs at Alumbrera for 2008 would be $408 per ounce of gold and $1.37 per pound of copper (2007 – $325 per ounce of gold and $1.72 per pound of copper).
Goldcorp’s share of Alumbrera’s gold and copper production in 2008 was 18%, or 41,400 ounces and 13%, or 19,300 thousand pounds less than in 2007 as a result of lower planned grades. Lower grades were due to the stage of life of mine, transition between pit stages, high gypsum content encountered in the ore and the increase in milling of low-grade stockpiles during 2008.
Cash costs for 2008 were 34%, or $235 per ounce higher than in 2007, primarily due to lower copper by-product sales credits ($308 per ounce, or 131%) and reduced ounces produced ($186 per ounce, or 79%), offset by lower YMAD royalties ($259 per ounce, or 110%). YMAD royalties paid was $69 million lower in 2008 due to lower copper prices.
Goldcorp’s share of Alumbrera’s gold and copper production for the fourth quarter of 2008 was 83%, or 28,400 ounces and 64%, or 18,200 thousands of pounds more, respectively, than in the third quarter of 2008 due to higher grades and recoveries realized from the new mining of Stage 8.
GOLDCORP      |      27

(in United States dollars, tabular amounts in millions, except where noted)
Cash costs for the fourth quarter of 2008 were 289%, or $324 per ounce higher than in the third quarter of 2008, primarily due to lower copper by-product sales credits ($918 per ounce, or 283%), offset by lower YMAD royalties paid ($294 per ounce, or 91%) and lower operational costs ($300 per ounce, or 92%) due to cost reductions for electricity, consumables and transportation. Both copper by-product sales credits and YMAD royalties paid were lower as a result of lower realized copper prices. The provisional pricing impact of the lower realized copper prices was $49 million, or $701 per ounce, of which $35 million ($501 per ounce) relates to copper sales from the third quarter of 2008 that were settled in the fourth quarter of 2008.
Little molybdenum production was realized during the fourth quarter of 2008 as ore was mined from areas containing low molybdenum grades. The plant was shut down in November and will be restarted when mining returns to areas of higher molybdenum grades. The installation of the new copper concentrator rougher cells for process optimization was 80% complete at December 31, 2008. The installation of the remaining 20% is expected to be completed early in 2009.
Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention tax. Alumbrera continues to contest the payment of this retention and dialogue with the government is ongoing. The impact of the retention tax in the fourth quarter of 2008 was approximately $12.6 million (Goldcorp’s share) which has been excluded from cash costs. Had this amount been included, consolidated cash costs would have increased by $180 per ounce. The total amount of retention tax paid to date amounts to $47.5 million (Goldcorp’s share).
28     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest – 67%)

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore mined	1,100,300	1,861,500	1,514,500	1,990,000	6,466,300	6,186,000

Tonnes of waste removed	5,891,600	4,158,600	3,435,400	5,009,600	18,495,200	19,527,500

Ratio of waste to ore	5.4	2.2	2.3	2.5	2.9	3.2

Tonnes of ore processed	1,100,300	1,861,500	1,514,500	1,943,000	6,419,300	6,186,000

Average grade processed (grams/tonne)	0.52	0.56	0.57	0.45	0.52	0.71

Average recovery rate (%)	70%	70%	70%	70%	70%	70%

Gold (ounces)
– Produced	22,000	25,200	21,800	27,200	96,200	93,900
– Sold	21,700	25,300	21,800	24,400	93,200	95,100

Average realized gold price (per ounce)	$930	$899	$879	$787	$872	$723

Total cash costs (per ounce)	$561	$654	$693	$527	$608	$575

Financial Data

Revenues	$20.2	$22.8	$19.2	$19.2	$81.4	$68.8

Depreciation and depletion	$2.4	$2.6	$2.5	$2.9	$10.4	$9.0

Earnings from operations	$5.3	$1.9	$—	$4.9	$12.1	$1.2

Expenditures for mining interests	$0.7	$2.6	$1.4	$9.9	$14.6	$10.5
Goldcorp’s share of Marigold’s gold production for 2008 was 2%, or 2,300 ounces more than in 2007, mainly due to a draw down of in-process inventory from 2007 and processing improvements that resulted in quicker recovery of gold from the heap leach pad during the year. These process improvements, which include the addition of a solution recirculation process, should improve the overall recovery over the long term. In comparison to 2007, Marigold experienced 27% lower grades and 4% higher tonnage due to planned mining from Antler Pit and the western portion of Basalt Pit where ore grades are lower than the central portion of Basalt Pit, which was the primary contributor to the prior year’s higher grade ore mining.
Capital expenditures during 2008 included the first of a seven truck fleet to be delivered over the next 6 months and which is expected to be fully operational at the end of the third quarter of 2009. The fleet replacement program replaces the 172-tonne trucks with the more fuel efficient and productive 312-tonne trucks to improve future operating costs.
Cash costs were 6%, or $33 per ounce higher than in 2007 due to higher operating costs ($28 per ounce impact, or 85%) and reduced ounces sold ($5 per ounce impact, or 15%). The increase in operating costs was attributable to fuel ($5.3 million), tires ($2.2 million), and explosives ($1.4 million).
Exploration on the property focused on expansion of the Basalt Pit, the evaluation of the Trout Creek Fault that hosts the Marigold ore bodies and the evaluation of the pediment area at the north end of the property.
Gold production for the fourth quarter of 2008 was 25%, or 5,400 ounces more than in the third quarter of 2008. This increase was primarily due to plant cleanup and to a lesser degree, higher tonnage processed. Cash costs for the fourth quarter of 2008 were 24%, or $166 per ounce lower than in the third quarter of 2008 due to lower operating costs ($92 per ounce impact, or 55%) and increased ounces produced ($74 per ounce impact, or 45%). The decrease in operating costs was attributable to a decrease in fuel cost ($4.9 million) as well as recognition of improved leach pad gold recovery due to operation of the recirculation process.
GOLDCORP      |      29

(in United States dollars, tabular amounts in millions, except where noted)
Wharf mine, United States

					Total	Total
	Q1	Q2	Q3	Q4	2008	2007

Operating Data

Tonnes of ore mined	764,600	838,000	824,800	675,700	3,103,100	2,906,100

Tonnes of ore processed	661,200	677,900	906,500	700,200	2,945,800	2,974,600

Average grade processed (grams/tonne)	0.99	1.24	0.72	0.56	0.86	1.01

Average recovery rate (%)	70%	68%	70%	70%	69%	67%

Gold (ounces)
– Produced	11,600	15,000	15,900	18,200	60,700	57,700
– Sold	12,100	16,600	14,600	18,900	62,200	57,400

Average realized gold price (per ounce)	$913	$900	$859	$834	$873	$709

Total cash costs (per ounce)	$568	$448	$408	$511	$481	$369

Financial Data

Revenues	$11.4	$15.9	$13.8	$16.1	$57.2	$42.7

Depreciation and depletion	$0.9	$0.9	$0.8	$1.0	$3.6	$4.5

Earnings from operations	$3.0	$6.3	$5.6	$4.8	$19.7	$14.2

Expenditures for mining interests	$0.6	$2.4	$6.8	$0.5	$10.3	$6.0
Gold production for 2008 was 5%, or 3,000 ounces more than in 2007. In comparison to 2007, Wharf experienced 15% lower grades and similar tonnage. Plant improvements made to the carbon columns and a 2% increase in recoveries offset the impact of the lower grades. These improvements also contributed to a reduction of gold in heap inventory.
Cash costs were 30%, or $112 per ounce higher than in 2007 due to higher plant consumable usage and pad maintenance ($13 per ounce impact, or 12%), higher operating costs ($21 per ounce impact, or 19%) and lower grade ore processed ($78 per ounce impact, or 69%). The increase in operating costs was attributable to fuel ($1.4 million), explosives ($1.4 million) and labour ($1.5 million).
Exploration drilling continued in the American Eagle and adjacent pit areas. Updated year-end reserves based on drilling in 2008 is sufficient to replace the reserves depleted in 2008 and is expected to extend mine life to 2012.
Gold production in the fourth quarter of 2008 was 14%, or 2,300 ounces more than in the third quarter of 2008. In comparison to the prior quarter, Wharf experienced 22% lower grades and 23% lower tonnage processed. Plant improvements made to the carbon columns offset the impact of lower grade ore and reduced tonnage. Ore was primarily sourced from the lower grade American Eagle pit after the completion of the Deep Portland pit early in the fourth quarter. The newly constructed leach pad 5 was commissioned during the fourth quarter of 2008.
Cash costs for the fourth quarter of 2008 were 25%, or $103 per ounce higher than in the third quarter of 2008 primarily due to lower grade ore processed.
30     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
PROJECT DEVELOPMENT REVIEW
Peñasquito Project, Mexico
Peñasquito is a 100% owned development project consisting of two open pits, Peñasco and Chile Colorado. The mine is in development, with the current feasibility study envisaging an ancilliary heap leach operation which started in the second quarter of 2008, followed by a 50,000 tonne per day milling operations starting in 2009, ramping up to 130,000 tonnes per day in 2011. Annual production over the life of mine (estimated at 19 years) is expected to average approximately 500,000 ounces of gold, 31 million ounces of silver and over 400 million pounds of zinc. In December 2008, new reserves were calculated using the latest exploration data and the deposit now contains 17.4 million ounces of proven and probable gold reserves, 4.6 million ounces of measured and indicated gold resources and 5.3 million ounces of inferred gold resources. In addition, Peñasquito contains 1,045.7 million ounces of proven and probable silver reserves, 369.7 million ounces of measured and indicated silver resources and 395.1 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the reserve base. The deposit remains open to the north, east, and at depth. Exploration drilling remains in progress.
As previously disclosed in December 2008, a review of the November 2007 updated feasibility was performed. This review incorporated minor scope changes, foreign exchange impacts and escalation, the results of which indicate a less than 10% change to the original $1.494 billion estimate.
During 2008, several major milestones were achieved at Peñasquito:
Related to infrastructure:
•	The 400kV power line bringing grid power to the site and associated substations, including the 69 kV Mine Loop and the Merrill Crowe plant were completed and energized. A concentrate transportation study evaluating rail, trucking, a combination of rail and trucking or pumping concentrates, was completed. The study confirmed that the truck transportation scenario as modeled in the feasibility study is the most economic mode of concentrate transportation.

•	Ten water wells in the Torres well field were completed along with the fresh water pond and the tailings water reservoir. Pumping from the well field to the tailings reservoir started in the fourth quarter. The fresh water system main substation was energized and power was supplied to the ten wells in the Torres Well Field. At El Vergel Well Field, 14 wells are drilled and ready for the installation of deep well pumps, the power line is still being installed, and overland piping from each well is in progress. Drilling for two new dewatering wells started in the pit area during the fourth quarter of 2008.
Related to mine development and exploration
•	Four 70 cubic yard electric mining shovels are assembled and operating. There are currently 41 haul trucks operating with three more expected to be commissioned in February, 2009.

•	Drilling during the year continued to target the in-fill confirmation, deep zone targets, and metallurgical testing.
Related to the processing facilities:
•	The four synchronous motors for both Ball Mills were installed and SAG Line 1 wrap around motor stator installation was completed. All flotation cells for Lead and Zinc circuits were set and mechanisms were installed for the first processing line.

•	Concrete for the concentrate building was completed and steel erection for the filter building began while assembly of both lead and zinc thickeners was started.
GOLDCORP      |      31

(in United States dollars, tabular amounts in millions, except where noted)
•	Ongoing test work indicates that metals recoveries and concentrate grades will be better than predicted in the feasibility report.

•	Installation of the primary crusher is nearing completion. The main motor of the crusher was run empty, hydraulic and lube systems were flushed; conveyor tables, chutes and feeder for the first conveyor belt was complete. The Hilfiker wall was completed and the main substation was energized.

•	Leaching of the ancillary oxide ore at the first pad cell commenced in April, the Merrill Crowe plant was commissioned and the first gold, which is ancillary to the primary operations, was poured on May 10, 2008. Total non-commercial production of 20,000 ounces of gold and 1,356,000 ounces of silver was achieved in the year. Pre-operational costs incurred prior to commercial production are capitalized, and the proceeds of any sales during this pre-commercial production phase are offset against the capitalized mining costs. The oxide crushing plant was also completed and produced over-liner product for the leach pad. Liner installation on the leach pad was completed.

•	The first phase of the sulphide process plant remains on track for commissioning during mid 2009 and concentrate production in the fourth quarter of 2009.
As at December 31, 2008 total project expenditures and commitments are $1.357 billion, of which $1.152 billion is spent and $205 million is committed. Included in the commitments is $54.8 million related to sustaining capital.
Éléonore Project, Canada
The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2008, the deposit contains 2.3 million ounces of indicated gold resources at an average grade of 10.05 grams per tonne and 3.0 million ounces of inferred gold resources at an average grade of 12.75 grams per tonne.
In 2008, intensive drilling at Éléonore continued, concentrating on the deep, north and south extensions of the deposit. The focus in 2008 was to better define and understand the deposit and high grade potential of the ore body. Positive drilling results continue to be received with additional high grade intersects in the footwall area and the area to the north.
Project work continues on geological and block modeling, with a focus on the higher grade areas in the deposit, including new zones discovered with recent drilling. Key permits for the winter road and the temporary airstrip were received. The airstrip was completed and is now used for the transport of personnel and materials. Initial clearing work on the winter road was carried out. Hydro-Québec completed clearing work for the construction of an initial 69 kV power line to the site.
Spending on the exploration shaft and other infrastructures will be temporarily deferred in 2009 while nearer-term key Goldcorp projects are developed. Sufficient resources are being allocated to maintain exploration drilling and the continuity of engineering and permitting programs, while maintaining the ability to accelerate development as market conditions improve.
Collaborative work continues between Goldcorp, Wemindji and the Grand Council of the Crees to support the advanced exploration program and continue developing a collaboration agreement for the future mine. The mine environmental and social impact assessment (ESIA) work is continuing.
Capital expenditures in the fourth quarter of 2008 and the year ended December 31, 2008 amounted to $29.5 million and $99.0 million respectively, consisting of exploration drilling and infrastructure construction. Cumulative expenditures to date since acquisition amounted to $161.0 million. At December 31, 2008, Goldcorp’s investment in Éléonore is $805.3 million, which includes a future income tax liability of $220 million arising on acquisition.
32      |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2008, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.
Construction of two declines to access the ore body began during the second quarter of 2008, after experiencing delays and slow progress due to delays in the delivery of mining equipment purchased by the mining contractor. Underground advance rates indicate that the ore body should be reached by the second quarter of 2009, when samples will be obtained for metallurgical testing to assist with design optimization of the process plant. Definition drilling from underground is also planned for 2009. The two declines will serve as permanent access ramps during the operation of the underground mine. A temporary maintenance shop and man camp was established by the mining contractor, and a permanent office building and other ancillary installations were constructed in 2008.
The mine dewatering program commenced in April, with the use of high temperature pumps and air lift systems. Cooling channels and infiltration ponds were constructed early in 2008, and two additional dewatering wells were drilled in the fourth quarter of 2008 and are now operational.
Geophysical studies to determine the potential for a geothermal power generation plant were conducted in 2008 with positive results and the decision to conduct a deep drilling exploration program was made. Exploration drilling of the geothermal resource commenced in the fourth quarter and the first well reached a depth of over 1,000 meters by year end. Additional exploration wells are planned for 2009, along with a full feasibility study to be completed after the exploration drilling program is finalized.
Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)
Pueblo Viejo is a 22.4 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 9.0 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.
The Pueblo Viejo project in the Dominican Republic is advancing on schedule and within its pre-production capital(1) budget of approximately $2.7 billion (100% basis), with initial production anticipated in the fourth quarter of 2011.
The Company’s 40% share of annual gold production in the first full five years of operation is expected to be approximately 400,000 ounces at total cash costs of about $275 to $300 per ounce. Estimates of cash costs are significantly impacted by oil prices and assume a price of $75 per barrel. Pueblo Viejo is a long life asset with an expected mine life of over 25 years and the project continues to find new reserves, with 4.3 million ounces (100% basis) added in 2008.
To date Goldcorp has invested $262.1 million, $90.3 million of which was allocated to the project as a result of Goldcorp’s purchase of the Placer Dome assets in 2006, with the balance of $171.8 million being funds invested to finance ongoing project development activities. The project partners are in active discussions with a group of lenders which include export credit agencies to put in place $1 billion of project financing, including our partner’s share, which covers a portion of the total capital cost of the project. Barrick, as project manager, continues to work with the Dominican Republic Government in advancing the project.

(1)	Pre-production followed by $0.3 billion to complete phased expansion to 24,000 tonnes per day.
GOLDCORP      |       33

(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	2008	2007	2006

Corporate administration	$136.7	$132.9	$83.0
Exploration	66.5	42.7	27.6
Write-down of mining interests	47.1	—	174.7
Corporate administration expense increased year over year since 2006 primarily due to increased corporate activity relating to the acquisition of Wheaton in 2005 and Placer Dome assets and Glamis in 2006. Included in corporate administration are stock option expenses of $42.6 million in 2008 (2007 – $41.2 million; 2006 – $22.7 million) which have increased due to the issuance of new stock options as well as the vesting of previously issued stock options. Excluding stock option expenses, corporate administration expense increased by $2.4 million in 2008 compared to 2007 and by $31.4 million in 2007 compared to 2006. In 2008, increased corporate activity resulted in higher costs associated with travel ($2.4 million), World Gold Council fees ($1.7 million), professional development and training costs ($1.4 million) and consulting fees related to systems upgrades ($1.1 million), partially offset by the elimination of capital taxes ($4.1 million).
Exploration costs increased by $23.8 million in 2008 compared to 2007 and by $15.1 million in 2007 compared to 2006, primarily due to the expansion of the drilling program at Red Lake and the full ownership of Porcupine and Musselwhite for the entire fiscal year in 2008. Compared to 2006, the increase was due to the development projects acquired from the acquisitions of Placer Dome assets and Glamis in 2006. The increase in total exploration costs is reflective of the Company’s strategy for organic growth.
During the fourth quarter of 2008, the Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit in Porcupine as a result of a reduction in its proven and probable reserves by 1.5 million ounces of gold as at December 31, 2008. A $174.7 million impairment charge was recorded in 2006 against the mining interests in Amapari as a result of a reduction in its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006, which reflected the exclusion of sulphide mineralization that was previously included and the pending sale of the mine in April 2007.
OTHER INCOME (EXPENSE)

	2008	2007	2006

Interest and other income/expense	$28.3	$20.5	$17.8
Interest expense and financing fees	(7.2)	(44.7)	(44.8)
Share of income of equity investees	3.9	0.1	—
Gain (loss) on foreign exchange	1,058.9	(49.4)	5.3
Loss on non-hedge derivatives	(2.6)	(23.5)	(4.0)
Gain (loss) on securities, net	(105.9)	5.5	(5.0)
Gain on disposition of mining interests	2.6	51.0	—
Gain on disposition of Silver Wheaton shares	292.5	—	109.8
Dilution gain	2.2	10.0	63.8

	$1,272.7	$(30.5)	$142.9

The Company earned $28.3 million of interest and other income in 2008 (2007 – $20.5 million, 2006 $17.9 million). The increase in interest income in 2008 compared to 2007 is primarily due to the increase in cash balance resulting from cash proceeds from the Silver Wheaton sale in the first quarter of 2008. The total cash proceeds of $1.5 billion were partially offset by the $645 million repayment of the balance outstanding on its revolving credit facility.
The Company incurred $7.2 million of interest expense and financing fees in 2008 (2007 – $44.7 million, 2006 – $44.8 million). The decline in interest expense and finance fees in 2008 compared to 2007 is due to the repayment of the balance outstanding on its
34     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
revolving credit facility in the first quarter of 2008 and the exclusion of Silver Wheaton’s non-revolving and revolving term loans as a result of the Company’s sale of its interest in Silver Wheaton on February 14, 2008. In 2007, the Company incurred $44.7 million of interest expense and financing fees as a result of borrowings on credit facilities in 2006 to fund the acquisition of certain Placer Dome assets. Prior to the acquisition date of May 12, 2006, the Company did not have any debt outstanding. The interest expense and financing fees for the full 2007 year of $44.7 million is significantly lower than the $44.8 million incurred for the seven month period subsequent to the acquisition date due primarily to the lower rates negotiated on the refinancing of the previously held revolving credit facilities for a $1.5 billion revolving credit facility. The Company capitalized interest of $1.4 million in 2008 (2007 – $10.9 million, 2006 – $ nil) related to the Peñasquito project.
The Company recorded $1,058.9 million of net foreign exchange gains in 2008, resulting primarily from the impact of the weakened Canadian dollar and Mexican peso on the Company’s future income tax liabilities, which are denominated in local currencies. The Company has a significant amount of future income tax liabilities in excess of $3.5 billion arising from acquisitions of mineral interests, which are monetary items translated each quarter end at current exchange rates to the US dollar, the Company’s functional currency. The reduction in future income tax liabilities was offset by the negative impact of the weakened Canadian dollar on the Company’s significant cash balance denominated in Canadian dollars from the proceeds of the Silver Wheaton sale in the first quarter of 2008. In 2007, the Company incurred $49.4 million of foreign exchange losses, resulting primarily from the impact of the strengthened Canadian dollar on its future income tax liabilities (2006 – $4.8 million foreign exchange gain).
As discussed under “Financial Instruments and Related Risks” below, the Company had entered into copper forward contracts and options on its 2008 production, which settled at the end of 2008. A loss of $2.6 million was recognized on these derivatives in 2008, comprised of a realized loss of $10.2 million on matured contracts and a reversal of unrealized mark-to-market losses recognized in previous years of $7.6 million (2007 – total loss of $23.5 million, comprised of a realized loss of $19.9 million on matured contracts and a mark-to-market loss of $3.6 million; 2006 – total and mark-to-market loss of $4.1 million).
During the current year, the Company recorded a $105.9 million loss on securities, primarily related to the other than temporary write-down of two of its investments in equity securities classified as available-for-sale (2007 – $5.5 million gain, 2006 – $5.0 million loss).
During the fourth quarter of 2008, the Company recorded a $2.6 million gain ($0.5 million after tax) from the sale of certain mining assets. During the second quarter of 2007, the Company closed the sale of the Amapari and Peak mines to Peak Gold Ltd. for $200 million in cash and $100 million in share consideration. The sale resulted in a gain of $40.2 million ($6.5 million after tax). In addition, the Company realized a $10.8 million gain ($9.1 million after tax) from the sale of certain mining assets during the fourth quarter of 2007.
During the first quarter of 2008, the Company completed the sale of its 108 million common shares of Silver Wheaton (48% remaining interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1.571 billion less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million. The transaction resulted in a gain of $292.5 million before tax ($136.5 million after tax) in the first quarter of 2008. In the fourth quarter of 2006, the Company completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share, for gross proceeds of $199.1 million. This transaction gave rise to a gain on sale of $109.8 million ($87.8 million after tax). Prior to the disposition of Silver Wheaton shares on February 14, 2008, stock options, warrants and RSU’s held by non-controlling interests were exercised resulting in 0.1% dilution of the Company’s interests and a dilution gain of $1.8 million.
The Company’s interest in Silver Wheaton declined from 49% to 48% during 2007 from additional issuance of common shares by Silver Wheaton. This dilution of interest resulted in a dilution gain of $1.1 million in 2007. In 2006, Goldcorp’s interest in Silver Wheaton declined from 59% to 49%, following a Silver Wheaton public offering, and this dilution of interest gave rise to a dilution gain of $61.4 million in 2006.
GOLDCORP      |       35

(in United States dollars, tabular amounts in millions, except where noted)
The Company’s interest in Terrane declined from 68% to 66% in 2008, from 77% to 68% in 2007 and from 81% to 77% in 2006 from additional issuance of common shares by Terrane. This dilution of interest gave rise to a dilution gain of $0.5 million in 2008 (2007 – $8.9 million, 2006 – $2.4 million).
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2008 totalled $295.4 million, approximately 34% of earnings before taxes, foreign exchange revaluation of future income tax assets and liabilities, write-downs of investments in equity securities, dilution gains, and stock option expense, which are either not subject to taxation, deductible, or likely to be utilizable. In 2007, income and mining taxes were $160.3 million, or 24% of earnings before taxes, foreign exchange revaluation of future income tax assets and liabilities, dilution gains, and stock option expense (2006 – $154.5 million, or 26%).
The higher effective tax rate in 2008, as compared to 2007, is primarily due the higher taxes payable on the disposition of the Silver Wheaton shares of $155.9 million and the impact of the Ontario Harmonization tax, offset by the use of Mexican flat tax credits on taxable earnings in Mexico ($37.8 million). The lower effective tax rate in 2007, as compared to 2006, is primarily due to a reduction of future income tax liabilities of $50 million resulting from a 0.5% Canadian tax rate reduction enacted in June 2007, and further Canadian tax rate reductions enacted in December 2007 that will reduce the corporate tax rate by 3.5% over a five-year period. An additional $8.6 million of tax recoveries from the change in estimates related to the recognition of tax benefits arising from non-capital losses also contributed to the lower effective tax rate in 2007. The impact of these tax reductions was partially offset by higher taxes paid on the capital gain arising from the sale of the Peak and Amapari mines and higher non-deductible stock option expenses.
On October 1, 2007, the Government of Mexico enacted legislation which introduced a new flat rate business tax effective January 1, 2008 (16.5% in 2008, 17% in 2009 and 17.5% thereafter) and a new 2% tax on cash deposits effective July 1, 2008. The Company was not subject to the flat tax in 2008 and as noted above excess tax credits were utilized to reduce Mexican income taxes payable in 2008.
NON-CONTROLLING INTERESTS
The non-controlling interests relate to Goldcorp’s non-wholly owned subsidiaries, Terrane (66%), and Silver Wheaton (48%), until February 14, 2008, at which time, Goldcorp disposed of its 48% interest.
Silver Wheaton. In 2006, the Company’s interest in Silver Wheaton decreased from 59% to 49%, as a result of the Silver Wheaton share issuances and Goldcorp’s disposition of Silver Wheaton shares. Goldcorp’s interest in Silver Wheaton declined marginally, to 48%, during 2007 as a result of additional issuances of common shares by Silver Wheaton from the exercise of stock options and warrants, which gave rise to an increase in non-controlling interests of $9.2 million.
In July, 2007, Silver Wheaton entered into a transaction to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project for an upfront cash payment of $485 million. During the year, Silver Wheaton repaid a $20 million promissory note to Goldcorp. In September 2006, in connection with the Company’s acquisition of Glamis, Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton received a right of first refusal on future silver production from the Peñasquito Project in Mexico.
On February 14, 2008, the Company disposed of its remaining 48% interest in Silver Wheaton and accordingly removed the Silver Wheaton non-controlling balance from its accounts.
36     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
In the first quarter of 2008, prior to Goldcorp’s disposition of its remaining interest, the Company sold to Silver Wheaton 0.8 million ounces (Year ended December 31, 2007 – 6.9 million; year ended December 31, 2006 – 9.0 million ounces) of silver from a subsidiary at an average price of $3.95 per ounce, for total consideration of approximately $3.3 million (Year ended December 31, 2007 – $27.0 million, year ended December 31, 2006 – $35.0 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain management and administrative services at cost. During the year, total management fees paid to the Company were $0.1 million (2007 – $0.2 million, 2006 – $0.2 million). This agreement allows for cancellation with 30 days notice at any time and was cancelled in the third quarter of 2008. During 2007, the Company leased office space to Silver Wheaton for approximately $0.2 million per year under a 9-year lease agreement.
The non-controlling interest’s share of net earnings for the year ended December 31, 2008 amounted to $7.3 million (2007 – $47.0 million; and 2006 – $36.5 million).
Terrane. In 2006, the Company received 240 million convertible Series A preferred shares of Terrane at a price of C$0.50 per share. On a convertible basis, Goldcorp owned an 81% equity interest in Terrane, and, as a result, a non-controlling interest of $22 million was recognized on acquisition of Terrane. Later in 2006, Terrane issued 13.4 million units in a brokered private placement, at a price of C$0.75 per unit for gross proceed of C$10 million. Each unit consisted of one common share and one half of a common share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77% at the end of 2006. In 2007, the Company’s interest in Terrane decreased to 68% as a result of additional share issues by Terrane. In June 2007, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. In July 2007, Terrane closed a private placement of 5.6 million common shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. These transactions resulted in an increase in non-controlling interests of $20.1 million. In 2008, the Company’s interest in Terrane decreased to 66% as the result of additional share issues by Terrane. Terrane issued 10.0 million common shares at a price of C$0.55 per share for gross proceeds of C$5.5 million. This transaction resulted in an increase in non-controlling interest of $4.5 million.
The non-controlling interest’s share of net earnings for the year ended December 31, 2008 amounted to $0.4 million (2007 – net loss of $0.9 million; and 2006 – net loss of $0.7 million).
GOLDCORP      |       37

(in United States dollars, tabular amounts in millions, except where noted)
DISCONTINUED OPERATIONS – LA COIPA MINE, CHILE (Goldcorp’s interest – 50%)
On September 25, 2007, Goldcorp entered into an agreement with Kinross Gold Corporation to acquire Kinross’ 49% share of the Porcupine gold mines in northeastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash. The transaction closed on December 21, 2007. As a result, the La Coipa operations have been reclassified as discontinued operations, with restatement of prior periods to May 12, 2006, the date of acquisition. The following table presents selected data for Goldcorp’s 50% interest in La Coipa:

	2007	2006(1)

Operating Data

Tonnes of ore milled	1,704,100	2,562,300

Average mill head grade (grams/tonne)
– Gold	1.11	0.95
– Silver	183	94
Average recovery rate
– Gold	76%	78%
– Silver	72%	64%
Produced (ounces)
– Gold	46,100	62,400
– Silver	7,235,300	4,777,500
Sold (ounces)
– Gold	42,400	70,100
– Silver	7,402,600	4,345,700
Average realized price (per ounce)
– Gold	$711	$597
– Silver	$13.36	$11.99
Total cash costs per gold ounce (2)	$(1,152)	$(57)

Financial Data

Revenues	$128.8	$93.8
Earnings (loss) from operations	$56.6	$21.6

(1)	The results of the La Coipa mine are included in Goldcorp’s financial results for the period from May 12, 2006, the date of acquisition. For information purposes only, the 2006 column includes the full year results from the La Coipa mine operations, and may not include all of the pro forma comparative financial adjustments required had the acquisition taken place on January 1, 2006.

(2)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver production was treated as a co-product, average total cash costs for the year ended December 31, 2007 would be $275 per ounce of gold and $5.19 per ounce of silver (2006 – $305 per ounce of gold and $6.14 per ounce of silver).
Net earnings from discontinued operations, after tax, amounted to $84.7 million in 2007 (2006 – $7.7 million), including a $46.4 million gain recorded by the Company on the disposition of La Coipa.
38     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
The following table provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements:

	2008	2007	2006

Cash costs, continuing operations
Operating expenses per consolidated financial statements (2)	$1,164.2	$953.8	$613.1
Treatment and refining charges on concentrate sales	25.5	48.4	73.6
By-product silver and copper sales, and other	(426.0)	(576.5)	(603.4)
Alumbrera export retention	(42.9)	(4.6)	—
San Martin operating expenses, in reclamation (3)	(19.6)	—	—
Non-cash adjustments	(0.1)	(5.3)	(17.9)

Total cash costs (by-product)	$701.1	$415.8	$65.4

Divided by ounces of gold sold (3)	2,293,200	2,211,000	1,674,000

Total cash costs (by-product) per ounce of gold (1)	$305	$188	$39

Cash costs, including discontinued operations
Operating expenses per consolidated financial statements (2)	$1,164.2	$1,005.4	$643.8
Treatment and refining charges on concentrate sales	25.5	48.9	73.9
By-product silver and copper sales, and other	(426.0)	(677.4)	(643.2)
Alumbrera export retention	(42.9)	(4.6)	—
San Martin operating expenses, in reclamation (3)	(19.6)	—	—
Non-cash adjustments	(0.1)	(5.3)	(17.5)

Total cash costs (by-product)	$701.1	$367.0	$57.0

Divided by ounces of gold sold (3)	2,293,200	2,253,400	1,708,000

Total cash costs (by-product)per ounce of gold	$305	$163	$33

(1)	If silver and copper production were treated as co-products, total cash costs of continuing operations would be $382 per ounce of gold for 2008 (2007 – $305 per ounce, 2006 – $245 per ounce).

(2)	$67.2 million in royalties for 2008 are included in operating expenses per the consolidated financial statements (2007 – $135.0 million, 2006 – $62.6 million).

(3)	San Martin mine ended its mining process in October 2007, and is therefore excluded from the 2008 figures above.
GOLDCORP     |      39

(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – ADJUSTED NET EARNINGS
The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements:

	2008	2007	2006

Net earnings per consolidated financial statements	$1,475.6	$460.1	$408.3
Foreign exchange loss (gain) on revaluation of future income tax liabilities	(1,070.9)	54.6	(4.8)
Unrealized loss (gain) non-hedge derivative , net of tax	(5.3)	2.4	2.6
Loss (gain) on marketable securities, net of tax	105.9	(4.7)	5.0
Dilution gain	(2.2)	(10.0)	(63.8)
Gain on disposition of mining interests, net of tax	(0.5)	(15.6)	—
Gain on disposition of mining interests included in discontinued operations, net of tax	—	(46.4)	—
Gain on disposition of Silver Wheaton, net of tax	(136.5)	—	(87.8)
Write-down of mining interests, net of tax	30.9	—	174.7

Total adjusted net earnings	$397.0	$440.4	$434.2

Weighted average shares outstanding (000’s)	711,862	704,868	435,189

Adjusted net earnings per share	$0.56	$0.62	$1.00

FINANCIAL INSTRUMENTS AND RELATED RISKS
The Company manages its exposure to financial risks, including liquidity risk, credit risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.
Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the year ended December 31, 2008, the Company generated operating cash flows from continuing activities of $866.0 million (2007 – $650.7 million; 2006 – $763.7 million).
At December 31, 2008 the Company held cash and cash equivalents of $262.3 million (December 31, 2007 – $510.8 million) and had working capital of $286.8 million (December 31, 2007 – $630.4 million).
40     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. Upon closing the credit facility, there was a contemporaneous repayment in full of all credit outstanding under the previous $500 million, $350 million and $550 million revolving credit facilities and the termination thereof. The credit facility is unsecured and amounts drawn are required to be financed or repaid by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under the facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio. At December 31, 2008, there is no amount outstanding under this facility.
On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. On September 25, 2008, Terrane drew down on the credit agreement via a 90 day C$6.5 million ($6.1 million) Bankers Acceptance with an effective interest rate of 3.5%. On December 24, 2008, Terrane rolled over the 90 day Bankers Acceptance for a further 90 days at an effective rate of 1.6%. Terrane has a contractual right to continue to roll over the short-term obligations for the length of the 18-month credit agreement. This amount is included in the Company’s long-term debt at December 31, 2008. At December 31, 2008, the amount outstanding was C$6.5 million ($5.3 million).
At December 31, 2008, the Company had reclamation letters of credit outstanding in the amount of $201.3 million (December 31, 2007 – $ 230.7 million).
Contractual obligations and Guarantees
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

2008						2007
	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities	$294.0	—	—	$—	$294.0	$277.3
Derivative instruments, net	—	—	—	—	—	7.6
Long-term debt re-payments (principal portion)	—	5.3	—	—	5.3	1,064.9
Capital expenditure commitments	245.3	16.9	31.9	—	294.1	530.8
Minimum rental and lease payments	1.6	2.9	2.8	4.1	11.4	19.5

	$540.9	$25.1	$34.7	$4.1	$604.8	$1,900.1

Capital Resources
In the opinion of management, the working capital at December 31, 2008, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2009, with a focus on bringing Peñasquito to commercial production in January 2010, and further developing Pueblo Viejo are forecasted to be $1.4 billion. These expenditures will be funded partly by cash flows from operations including sales of pre-commercial production at Peñasquito, the $1.5 billion undrawn credit facility and an anticipated project financing loan of $1.0 billion for Pueblo Viejo ($400.0 million – Goldcorp share).
For the periods beyond 2009, the Company’s cash flows from operations are expected to significantly increase with commercial production at Peñasquito and are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.
GOLDCORP      |       41

(in United States dollars, tabular amounts in millions, except where noted)
During the year ended December 31, 2008, the Company invested a total of $1,372.0 million in mining interests, including $99.6 million at Red Lake, $81.7 million at the San Dimas and Los Filos operations, $751.9 million at Peñasquito, $120.4 million at Pueblo Viejo, $99.0 million at Éléonore and $10.5 million at Cerro Blanco. These expenditures were funded primarily by cash proceeds from the Silver Wheaton share sale and cash flows from operations during the year. In addition, the Company completed the acquisition of Gold Eagle for total consideration of $1.3 billion. Upon closing of the transaction, the Company paid $701.3 million in cash and $585.5 million in common shares, stock options, warrants, previously owned Gold Eagle shares and accrued liabilities. Total assets were $19.0 billion at December 31, 2008 compared to $19.0 billion at December 31, 2007.
Goldcorp has agreed to guarantee Terrane’s non-revolving term loan credit facility in exchange for a one-time option to convert its fully diluted-in-the-money equity interest in Terrane into a participating joint venture interest in the Mt. Milligan project. The option can only be exercised during the term of the credit agreement, and only if Goldcorp’s resulting joint venture interest in the Mt. Milligan Project will be greater than 30%, and is also subject to a 60% maximum limit.
As at March 10, 2009, there were 729.9 million common shares of the Company issued and outstanding and 13.1 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between $2.05 per share to $39.77 per share. In addition, the Company had 9.2 million share purchase warrants outstanding, of which 8.4 million are exchangeable for 8.4 million common shares at an exercise price of C$45.75 per share until June 9, 2011. The remaining 0.8 million share purchase warrants are exchangeable for 0.8 million common shares at an exercise price of C$34.76 per share until June 26, 2011.
Cash dividend payments for the period totalled $128.7 million (2007 – $126.9 million, 2006 – $79.1 million).
Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2008 is considered to be negligible. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low.
The Company’s maximum exposure to credit risk at December 31 is as follows:

	2008	2007

Cash and cash equivalents	$262.3	$510.8
Accounts receivable	178.6	154.5

	$440.9	$665.3

Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals . The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditures in US dollar terms. The Company also holds cash and cash
42     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long term assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. As a result of the acquisitions of Glamis and Placer Dome assets in 2006 and of Gold Eagle in the third quarter of 2008, the Company recorded $3.5 billion of future income tax liabilities on mining interests which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in net earnings in the period.
The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at December 31:

2008	Cash and	Accounts	Income	Accounts	Long term	Future
	cash	receivable	and	payable	debt	income tax
	equivalents	and other	mining	and		liabilities
		current	taxes	accrued
		and long-	receivable	liabilities
		term	(payable)
		assets

Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	—	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	—	(139.3)
Guatemalan quetzal	1.2	11.2	—	(13.3)	—	(4.6)

	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

2007	Cash and	Accounts	Income and	Accounts	Long term	Future
	cash	receivable	mining taxes	payable	debt	income tax
	equivalents		receivable	and		liabilities
			(payable)	accrued
				liabilities

Canadian dollar	$18.9	$23.7	$71.4	$(113.9)	$—	$(627.1)
Mexican peso	4.8	9.9	(15.3)	(41.1)	—	(2,595.7)
Argentinean peso	10.7	17.6	(12.8)	(66.8)	—	(163.5)
Guatemalan quetzal	0.4	—	—	(12.5)	—	(0.4)

	$34.8	$51.2	$43.3	$(234.3)	$—	$(3,386.7)

During the year ended December 31, 2008, the Company recognized a gain of $1,058.9 million on foreign exchange (2007 – loss of $49.4 million; 2006 – gain of $5.3 million). Of this amount, $1,070.9 million resulted from the revaluation of future income taxes denominated in currencies other than US dollars (2007 – $54.6 million foreign exchange loss; 2006 – $4.6 million foreign exchange gain). Based on the above net exposures at December 31, 2008, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $207.1 million increase or decrease in the Company’s after-tax net earnings.
Goldcorp’s Risk Management Policy includes the ability to hedge to reduce the risk associated with currency fluctuations. The Company entered into nominal foreign currency contracts during the fourth quarter of 2008 that matured within the quarter.
The Company has entered into Canadian dollar and Mexican peso forward purchase contracts subsequent to December 31, 2008 to purchase the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% of its annual Canadian dollar and Mexican peso operating expenditures. No currency hedging activities were undertaken in 2007, as favourable changes in metal prices have mitigated the adverse effect of the appreciation of the Canadian dollar against the US dollar.
GOLDCORP      |       43

(in United States dollars, tabular amounts in millions, except where noted)
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and cash and cash equivalents. Presently, all of the Company’s credit facilities are at floating interest rates. The Company did not have any borrowing outstanding at December 31, 2008, other than the $5.3 million drawn on Terrane’s term loan. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company in 2008 on its outstanding borrowings was 4.12% (2007 – 5.63%). A 10% increase or decrease in the interest rate on Terrane’s term loan would result in a nominal decrease or increase in the Company’s after-tax net earnings. The average interest rate earned by the Company in 2008 on its cash and cash equivalents was 2.68% (2007 – 5.16%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a $0.5 million increase or decrease in the Company’s after-tax net earnings.
(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company depends on metal prices for gold, silver and copper. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in the price of gold, silver and copper would result in a $113.4 million increase or decrease in the Company’s after-tax net earnings.
The Company does not hedge gold sales. Commencing in 2006, the Company has entered into copper forward contracts to manage its exposure to fluctuations in copper prices. At December 31, 2008, the Company has not entered into any such contracts relating to its future copper production. During the year, the Company realized a loss of $10.2 million on matured contracts and recorded a reversal of mark-to-market losses recognized in previous years of $7.6 million. The Company realized a loss of $19.9 million on matured contracts and recorded a mark-to-market loss of $3.6 million in the year ended December 31, 2007. In 2006 the Company recorded a mark-to-market loss of $4.1 million on copper forward contracts.
The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $7.0 million decrease or increase in the Company’s after-tax net earnings. The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as prices in Mexico are regulated by the government. As and when it is determined to be favourable, the Company will consider hedges against diesel fuel price fluctuations in Canada and the United States. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
44     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
OTHER RISKS AND UNCERTAINTIES
Foreign Operations
In 2008, the Company’s operations were conducted in Canada, the United States, Mexico, Argentina, Guatemala, Dominican Republic and Honduras, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Government Regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Environmental Regulation
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
GOLDCORP     |     45

(in United States dollars, tabular amounts in millions, except where noted)
Other
For further information regarding the Company’s operational risk, please refer to the section entitled “Description of the Business — Risk Factors” in the annual information form for the year ended December 31, 2008, available on SEDAR at www.sedar.com.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2008 consolidated financial statements describe all of the significant accounting policies.
Inventories
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.
The Company records the cost of mining ore stacked on its leach pads and in process at certain of its mines as work-in-process inventory, and values work-in-process inventory at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the amount of gold in the mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove inaccurate, the Company could be required to write down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At December 31, 2008, the average cost of inventory is significantly below its net realizable value.
Mining Interests
The Company records mining property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-commercial production expenditures net of revenues received, until the commencement of commercial production.
A significant portion of the Company’s mining properties, plant and equipment is depreciated and amortized on a unit-of-sale basis. Under the unit-of-sale method, the calculation of depreciation, depletion and amortization of mining properties, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the recorded value of its mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.
In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether there has been an impairment of its capitalized mining properties, plant and equipment. For producing properties, this assessment is based on expected future net cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the recorded value of its mining properties, plant and
46     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
equipment, which would reduce the Company’s earnings and net assets. A review of the Company’s mining properties, plant and equipment at December 31, 2008 indicated that their estimated undiscounted net cash flows are significantly in excess of their carrying values, with the exception of the Pamour open pit at Porcupine Gold Mines for which a write-down of $30.9 million after tax ($47.1 million before tax) was recorded.
Goodwill and Impairment Testing
The Company’s business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. A review of the Company’s reporting units indicated there is no impairment of goodwill at December 31, 2008.
Reclamation Obligations
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. At the end of each period, the liability is increased to reflect the passage of time (accretion expense). Adjustments to the liability are also made for changes in the estimated future cash flows underlying the initial fair value measurements which result in a corresponding change to the carrying value of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-sale method. If the estimates of costs or of recoverable mineral resources prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the recorded value of its mining properties or increase the amount of future depreciation, depletion and amortization expense. A write-down of the recorded value of mining properties due to changes in estimates of costs will have a corresponding impact to the liability and no impact to net assets. An increase to future depreciation, depletion and amortization expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.
During the year, the Company recognized a change in estimate of site closure and reclamation costs as a result of additional disturbance of the environment caused by the Company’s mining activities. Assumptions used in determining the Company’s obligation at December 31, 2008 include an inflation rate of 2%, discount rate of 5%, and the Canadian dollar and Mexican peso at $1.10 and $11.59, respectively, to the US dollar. A 10% increase or decrease in inflation, discount rate and exchange rates would result in an increase or decrease of $3.3 million to the reclamation and closure cost obligation at December 31, 2008.
GOLDCORP     |     47

(in United States dollars, tabular amounts in millions, except where noted)
Future Tax Assets and Liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not, more likely than not, to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax assets and liabilities recorded at the balance sheet date.
Foreign Currency Translation
The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in earnings. Of the $1,058.9 million in gain on foreign exchange recognized during the year ended December 31, 2008, $1,070.9 million related to the translation of future income taxes primarily denominated in Canadian dollar and Mexican peso.
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
Accounting Policies Implemented Effective January 1, 2007
On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”)’s new Handbook Sections 1530 — Comprehensive Income, 3251 — Equity, 3855 — Financial Instruments — Recognition and Measurement, 3861 — Financial Instruments — Disclosure and Presentation and 3865 — Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income (“OCI”) and establish the standards for hedge accounting. As a result of adopting these new standards: the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income and mining taxes, a non-cash increase of $15.9 million to non-controlling interests, a non-cash pre-tax increase of $54.7 million in accumulated OCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measured at fair value instead of cost, and the retroactive reclassification to accumulated OCI of $101.9 million in cumulative unrealized foreign exchange translation adjustments; a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income and mining taxes, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to opening retained earnings for the change in accounting for derivatives classified as held-for-trading and measured at fair value instead of cost; and a non-cash decrease of $1.5 million to opening retained earnings for the change in accounting for debt financing costs.
48     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Accounting Policies Implemented Effective January 1, 2008
On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the CICA. The new CICA Handbook Sections 3862 — Financial Instruments — Disclosure and 3863 - Financial Instruments — Presentation which replaced Section 3861 — Financial Instruments - Disclosure and Presentation (“Section 3861”) incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure about risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments. The new CICA Handbook Section 1535 — Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with the capital requirements and, if the entity has not complied, the consequences of such non-compliance.
The new CICA Handbook Section 3031 — Inventories (“Section 3031”), which replaced CICA Handbook Section 3030 — Inventories, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company’s consolidated financial position and results of operations. The amount of inventories recognized as an expense during the period is included in “operating expenses” in the Statements of Earnings.
On January 1, 2008, the Company adopted EIC 172 — Income Statement Presentation Of A Tax Loss Carryforward Recognized Following An Unrealized Gain Recorded In Other Comprehensive Income (“EIC 172”). EIC 172 requires that the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in other comprehensive income should be recognized in net income. The adoption of EIC 172 did not result in a material impact on the Company’s consolidated financial statements.
Accounting Policies to be Implemented Effective January 1, 2009
In February 2008, the CICA issued a new Handbook Section 3064 — Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Section 3062 — Goodwill and Other Intangible Assets (“Section 3062”) and Section 3450 — Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The new Section is applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The adoption of this new section in 2009 will not have a material on the Company’s consolidated financial statements.
Accounting Policies to be Implemented Effective January 1, 2011
In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations (“Section 1582”), 1601 — Consolidated Financial Statements (“Section 1601”) and 1602 — Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 — Business Combinations and 1600 - Consolidated Financial Statements. Section 1582 establishes standards for the accounting for a business combination that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.
GOLDCORP     |     49

(in United States dollars, tabular amounts in millions, except where noted)
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.
During the fourth quarter of 2008, the Company commenced the scoping and planning phase of its changeover plan. The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Company has substantially completed the scoping and planning phase. The detailed assessment phase (“phase 2”) will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Company will continue to monitor changes in IFRS throughout the duration the implementation process and assess their impacts on the organization and its reporting.
OUTLOOK
The Company expects to produce 2.3 million ounces of gold at an average cash cost of $365 per ounce in 2009. Forecast production increases at most of Goldcorp’s mines are expected to be offset by significant planned declines at Alumbrera and El Sauzal. Gold production levels on a quarterly basis are expected to be generally consistent throughout 2009. Assumptions used to forecast total cash costs for 2009 include a by-product silver price of $10.00 per ounce, a by-product copper price of $1.75 per pound, an oil price of $65 per barrel and the Canadian dollar and Mexican peso at $1.20 and $12.50 respectively to the US dollar.
Capital expenditures for 2009 are forecast at $1.4 billion, including $530 million for Peñasquito and $430 million for Pueblo Viejo. Exploration expenditures in 2009 are expected to amount to $95 million, of which approximately one-third will be expensed, with efforts focused on replacing reserves mined throughout the year. General and administrative expense is forecast at $74 million for the year. Depreciation and depletion expense is expected to be $472 million, and the Company expects an overall effective tax rate of 40% for 2009.
50     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on that evaluation, management and the Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2008, the Company’s internal control over financial reporting was effective.
There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will
GOLDCORP     |     51

(in United States dollars, tabular amounts in millions, except where noted)
succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
52     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2008, dated March 10, 2009, and other continuous disclosure documents filed by Goldcorp available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
GOLDCORP     |     53

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada
March 10, 2009
Report of Independent Registered Chartered Accountants
To the Shareholders of Goldcorp Inc.
We have audited the consolidated balance sheets of Goldcorp Inc. (the “Company”) as at December 31, 2008 and 2007, and the consolidated statements of earnings, cash flows, shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
On March 10, 2009, we reported separately to the Board of Directors and Shareholders of Goldcorp Inc. that we have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which included a footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
Vancouver, Canada
March 10, 2009

Management’s Report on Internal Control over Financial Reporting
Management of Goldcorp Inc (“Goldcorp”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:
i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s financial statements.
We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”), in which we hold a 37.5% interest and is proportionately consolidated in the Company’s consolidated financial statements, because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of both net and total assets, 20% of revenues, 27% of earnings from operations and 6% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2008.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2008, Goldcorp’s internal control over financial reporting was effective.
The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2008, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada
March 10, 2009
2     |     GOLDCORP

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Goldcorp Inc.
We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited, (“Alumbrera”) in which it holds a 37.5% interest and proportionally consolidates in the accompanying consolidated financial statements, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of both net and total assets, 20% of revenues, 27% of earnings from operations and 6% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our reports dated March 10, 2009 expressed unqualified opinions on those financial statements.

Independent Registered Chartered Accountants
Vancouver, Canada
March 10, 2009
GOLDCORP     |     3

Consolidated Statements of Earnings
Years Ended December 31
(US dollars in millions, except for share and per share amounts)

	Note	2008	2007	2006

Revenues		$2,419.6	$2,206.8	$1,649.4

Operating expenses		1,164.2	953.8	613.1
Depreciation and depletion		499.1	465.1	304.3

Earnings from mine operations		756.3	787.9	732.0

Corporate administration (1)		136.7	132.9	83.0
Exploration		66.5	42.7	27.6
Write-down of mining interests	4(d) & 9(l)	47.1	—	174.7

Earnings from operations		506.0	612.3	446.7

Other income (expense)
Interest and other income		28.3	20.5	17.8
Interest expense and finance fees		(7.2)	(44.7)	(44.8)
Share of income of equity investee		3.9	0.1	—
Gain (loss) on foreign exchange	13(b)	1,058.9	(49.4)	5.3
Loss on non-hedge derivatives	13(a)	(2.6)	(23.5)	(4.0)
Gain (loss) on securities, net	13(a)	(105.9)	5.5	(5.0)
Gain on disposition of mining interests	4(c), (d) & (e)	2.6	51.0	—
Gain on disposition of Silver Wheaton shares	4(b) & 18(a)(iii)	292.5	—	109.8
Dilution gains	18(a) & (b)	2.2	10.0	63.8

		1,272.7	(30.5)	142.9

Earnings from continuing operations before taxes and non-controlling interests		1,778.7	581.8	589.6
Income and mining taxes	14	(295.4)	(160.3)	(153.2)
Non-controlling interests	18	(7.7)	(46.1)	(35.8)

Earnings from continuing operations		1,475.6	375.4	400.6
Earnings from discontinued operations	6	—	84.7	7.7

Net earnings		$1,475.6	$460.1	$408.3

(1) Stock option expense (a non-cash item) included in Corporate administration	19(b) & (c)	$42.6	$41.2	$22.7

Earnings per share from continuing operations
Basic		$2.07	$0.53	$0.92
Diluted		2.06	0.53	0.91

Net earnings per share
Basic		$2.07	$0.65	$0.94
Diluted		2.06	0.65	0.93

Weighted-average number of shares outstanding (000’s)	19(e)
Basic		711,862	704,868	435,189
Diluted		715,434	708,720	441,264
The accompanying notes form an integral part of these consolidated financial statements.
4     |     GOLDCORP

Consolidated Balance Sheets
At December 31
(US dollars in millions)

	Note	2008	2007

Assets
Cash and cash equivalents	21	$262.3	$510.8
Marketable securities	13(a)	10.1	25.8
Accounts receivable		178.6	154.5
Income and mining taxes receivable		15.6	43.3
Future income and mining taxes	14	3.3	10.7
Inventories and stockpiled ore	7	226.2	191.4
Other	8	66.2	15.3

Current assets		762.3	951.8
Mining interests	9	17,062.5	16,452.8
Deposits on mining interest expenditures		230.8	—
Goodwill	9	761.8	815.6
Silver interests	10	—	385.3
Stockpiled ore	7	92.6	76.2
Investments	13(a)	71.9	228.0
Other	11	26.9	42.5

		$19,008.8	$18,952.2

Liabilities
Accounts payable and accrued liabilities		$294.0	$277.3
Future income and mining taxes	14	181.5
Current portion of long-term debt	12	—	28.6
Current derivative instrument liability	13(a)	—	15.5

Current liabilities		475.5	321.4
Income and mining taxes payable		28.0	33.5
Future income and mining taxes	14	3,203.9	3,858.3
Long-term debt	12	5.3	1,036.3
Reclamation and closure cost obligations	15	273.1	261.3
Other	16	12.7	13.2

		3,998.5	5,524.0

Non-controlling interests	18	51.2	449.6

Shareholders’ Equity
Common shares, share purchase warrants and stock options	19	12,625.2	11,930.4

Retained earnings		2,237.0	890.1
Accumulated other comprehensive income	20	96.9	158.1

		2,333.9	1,048.2

		14,959.1	12,978.6

		$19,008.8	$18,952.2

Commitments and contingencies (notes 13(b) & 24)
Approved by the Board of Directors:

Charles Jeannes, Director	Ian Telfer, Director
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP     |     5

Consolidated Statements of Cash Flows
Years Ended December 31
(US dollars in millions)

	Note	2008	2007	2006

Operating Activities
Earnings from continuing operations		$1,475.6	$375.4	$400.6
Reclamation expenditures	15	(17.8)	(12.0)	(6.4)
Items not affecting cash
Depreciation and depletion		499.1	465.1	304.3
Stock option expense	19(b) & (c)	42.6	41.2	22.7
Share of income of equity investee		(3.9)	(0.1)	—
Unrealized loss (gain) on non-hedge derivatives	13(a)	(7.6)	3.6	4.0
Loss (gain) on securities, net	13(a)	105.9	(5.5)	5.0
Gain on disposition of mining interests	4(c), (d), & (e)	(2.6)	(51.0)	—
Gain on disposition of Silver Wheaton shares	4(b)	(292.5)	—	(109.8)
Write-down of mining interests	4(d) & 9(l)	47.1	—	174.7
Dilution gains	18(a) & (b)	(2.2)	(10.0)	(63.8)
Future income and mining taxes	14	157.3	(43.3)	(62.7)
Non-controlling interests	18	7.7	46.1	35.8
Unrealized loss (gain) on foreign exchange and other	13(b)	(1,075.5)	55.2	2.7
Change in non-cash working capital	21	(67.2)	(214.0)	56.6

Cash provided by operating activities of continuing operations		866.0	650.7	763.7

Cash provided by (used in) operating activities of discontinued operations	6	—	73.2	(2.7)

Investing Activities
Acquisitions, net of cash acquired	4(a) & 21	(553.0)	(204.9)	(1,549.2)
Expenditures on mining interests	23	(1,141.2)	(871.4)	(472.2)
Deposits on mining interest expenditures	23	(230.8)	—	—
Proceeds from disposition of mining interests, net of cash sold	4(d), (e) & (f)	—	216.9	—
Proceeds from disposition of Silver Wheaton shares, less cash	4(b) & 18(a)(iii)	1,505.1	—	189.0
Silver interests	10	—	(57.7)	(285.4)
Purchase of securities		(20.4)	(49.8)	(98.9)
Proceeds from sale of securities		0.2	42.5	7.8
Decrease (increase) in restricted cash		—	65.0	(65.0)
Other		(1.6)	1.8	(0.7)

Cash used in investing activities of continuing operations		(441.7)	(857.6)	(2,274.6)

Cash used in investing activities of discontinued operations	6	—	(5.2)	(0.9)

Financing Activities
Long-term debt borrowings		206.1	1,406.0	1,465.0
Long-term debt repayments		(845.0)	(1,266.1)	(620.0)
Common shares issued, net		103.8	70.0	527.5
Shares issued by subsidiaries to non-controlling interests	18(a) & (b)	3.9	39.4	185.0
Dividends paid to common shareholders		(128.7)	(126.9)	(79.1)

Cash provided by (used in) financing activities		(659.9)	122.4	1,478.4

Effect of exchange rate changes on cash and cash equivalents		(12.9)	1.0	0.2

Decrease in cash and cash equivalents		(248.5)	(15.5)	(35.9)
Cash and cash equivalents, beginning of year		510.8	526.3	562.2

Cash and cash equivalents, end of year		$262.3	$510.8	$526.3

Supplemental cash flow information (note 21)
The accompanying notes form an integral part of these consolidated financial statements.
6     |     GOLDCORP

Consolidated Statements of Shareholders’ Equity

(US dollars in millions, shares in thousands)

						Accumulated
			Share			Other
	Common Shares		Purchase	Stock	Retained	Comprehensive
	Shares	Amount	Warrants	Options	Earnings	Income	Total

At January 1, 2006	339,642	$2,322.5	$286.8	$44.5	$218.1	$101.9	$2,973.8
Issued pursuant to acquisition of Glamis Gold Ltd (note 5(a))	283,578	8,140.4	—	82.1	—	—	8,222.5
Issued pursuant to acquisition of Virginia Gold Mines Inc (note 5(c))	19,310	398.3	3.6	—	—	—	401.9
Stock options exercised/cancelled and restricted share units issued and vested (notes 19(b) and (c))	6,523	96.4	—	(24.9)	—	—	71.5
Share purchase warrants exercised (note 19(a))	54,472	748.5	(287.2)	—	—	—	461.3
Fair value of new warrants issued (note 19(a))	—	(38.9)	38.9	—	—	—	—
Fair value of stock options and restricted share units issued and vested (notes 19(b) and (c))	—	—	—	18.5	—	—	18.5
Share issue costs	—	(3.7)	—	—	—	—	(3.7)
Dividends declared	—	—	—	—	(79.1)	—	(79.1)
Net earnings	—	—	—	—	408.3	—	408.3

At December 31, 2006	703,525	11,663.5	42.1	120.2	547.3	101.9	12,475.0
Changes in accounting policies (note 3)	—	—	—	—	9.6	42.2	51.8

At January 1, 2007 as adjusted	703,525	11,663.5	42.1	120.2	556.9	144.1	12,526.8
Stock options exercised and restricted share units issued and vested (notes 19(b) and (c))	4,812	109.1	—	(39.2)	—	—	69.9
Share purchase warrants exercised (note 19(a))	14	0.2	(0.1)	—	—	—	0.1
Fair value of stock options and restricted share units issued and vested (notes 19(b) and (c))	—	—	—	34.6	—	—	34.6
Dividends declared	—	—	—	—	(126.9)	—	(126.9)
Net earnings	—	—	—	—	460.1	—	460.1
Other comprehensive income	—	—	—	—	—	14.0	14.0

At December 31, 2007	708,351	11,772.8	42.0	115.6	890.1	158.1	12,978.6

Stock options exercised and restricted share units issued and vested (notes 19(b) and (c))	5,667	152.2	—	(48.4)	—	—	103.8
Fair value of stock options and restricted share units issued and vested (notes 19(b) and (c))	—	—	—	40.4	—	—	40.4
Shares, options and warrants issued on Gold Eagle acquisition (note 4(a))	15,582	536.6	8.0	6.0	—	—	550.6
Dividends declared	—	—	—	—	(128.7)	—	(128.7)
Net earnings	—	—	—	—	1,475.6	—	1,475.6
Other comprehensive income	—	—	—	—	—	(61.2)	(61.2)

At December 31, 2008	729,600	$12,461.6	$50.0	$113.6	$2,237.0	$96.9	$14,959.1

Shareholders’ equity (note 19), Accumulated other comprehensive income (note 20)
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP     |     7

Consolidated Statements of Comprehensive Income
Years Ended December 31
(US dollars in millions)

	2008	2007	2006

Net earnings	$1,475.6	$460.1	$408.3
Other comprehensive income (loss):
Gain (loss) on available-for-sale securities, net of tax expense of $0.6 million (2007 - tax recovery of $7.8 million) (note 13(a))	(124.0)	36.4	—
Reclassification adjustment for losses (gains) included in net earnings, net of tax recovery of $nil (2007 - $1.2 million) (note 13(a))	111.0	(21.1)	—
Adjustment arising from acquisition of Gold Eagle (note 4(a))	(29.2)	—	—
Adjustment arising from disposition of Silver Wheaton shares (note 4(b))	(17.7)	—	—
Non-controlling interests	(1.3)	(1.3)	—

Other comprehensive income (loss)	(61.2)	14.0	—

Comprehensive income	$1,414.4	$474.1	$408.3

The accompanying notes form an integral part of these consolidated financial statements.
8     |     GOLDCORP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2008, 2007 And 2006
(in United States dollars, except where noted, tabular amounts in millions)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal, Los Filos and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala and the Marigold (66.7% interest) and Wharf gold mines in the United States. Significant development projects include Cochenour at Red Lake mine, the Peñasquito gold/silver/zinc project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. At December 31, 2008, Goldcorp also owned a 66% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration company.

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash (note 4(c)). Subsequent to this acquisition, Goldcorp’s interest in the Porcupine and Musselwhite gold mines increased to 100%.

On February 14, 2008, Goldcorp disposed of its remaining 48% interest in Silver Wheaton Corp. with continuing involvement represented by its contractual requirement to sell silver to Silver Wheaton from its Peñasquito and San Dimas mines (note 4(b)).

During the first quarter of 2008, Goldcorp’s 21% equity interest in Peak Gold Ltd. (“Peak Gold”) was reduced to 18% upon exercise of special warrants, at which time the investment was designated as available-for-sale and valued at fair value. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold with the new combined company carrying on as New Gold. As a result, Goldcorp’s investment in Peak Gold converted into a 7% ownership of New Gold Ltd. (“New Gold”) (note 4(d)).

On September 25, 2008, Goldcorp acquired the net assets of Gold Eagle Mines Ltd. which includes a gold exploration project southwest of Goldcorp’s Red Lake mine (note 4(a)).
GOLDCORP     |     9

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.
(a)	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal mining properties of Goldcorp and their geographic locations at December 31, 2008, are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned
Red Lake Gold Mines (“Red Lake”) (1)	Canada	100%	Consolidated	Red Lake and Campbell complexes, Gold Eagle (note 4(a))
Porcupine Mine (“Porcupine”) (1)(5)	Canada	100%	Consolidated	Porcupine mine, Hollinger project
Musselwhite Mine (“Musselwhite”) (1)(5)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”) (2)	Canada	100%	Consolidated	Éléonore gold project
Terrane Metals Corp. (“Terrane”) (3)	Canada	66%	Consolidated	Mt Milligan and certain other Canadian exploration interests
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”) (4)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
San Dimas Mine (“San Dimas”)	Mexico	100%	Consolidated	San Dimas mine
Los Filos Mine (“Los Filos”)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	Los Filos and Nukay mines and El Limón gold project
Minas de la Alta Pimeria SA de CV (“El Sauzal”) (4)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”) (4)	Mexico	100%	Consolidated	Peñasquito project
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, Incorporated joint venture
Montana Exploradora de Guatemala SA (“Marlin”) (4)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”) (4)	Guatemala	100%	Consolidated	Cerro Blanco project
Minerales Entre Mares de Honduras SA (“San Martin”) (4)	Honduras	100%	Consolidated	San Martin mine (in reclamation)
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”) (1)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project

(1)	The results of Goldcorp include the Placer Dome assets acquired from Barrick from May 12, 2006 onward (note 5(b)).

(2)	The results of Goldcorp include Virginia Gold Mines Inc from March 31, 2006, the date of acquisition, onward (note 5(c)).

(3)	The results of Terrane have been consolidated from July 24, 2006, the date of acquisition (note 18(b)).

(4)	The results of Goldcorp include Glamis Gold Ltd. from November 4, 2006, the date of acquisition, onward (note 5(a)).

(5)	The results of Goldcorp include a 51% and 68% interest in Porcupine and Musselwhite respectively which are proportionately consolidated from May 12, 2006 to December 21, 2007, and 100% consolidated thereafter (notes 5(b) and 4(c)).
All intercompany transactions and balances have been eliminated.
Variable Interest Entities (“VIE’s”), as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities,” are entities in which equity investors do not have the characteristics of a “controlling financial interest’’ or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entity’s expected losses and/or expected residual returns. The Company has determined that none of its equity investments qualify as VIE’s.
10     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(b)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Company’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit and of recoverable gold in this material used in determining the estimated net realizable value of inventories, the proven and probable ore reserves and resources and the related depletion and amortization of mining interests, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the expected economic lives of and estimated future operating results and net cash flows from mining interests, the expected costs of reclamation and closure cost obligations and assumptions used to determine the present value of such obligations and the related accretion expense, the assumptions used in accounting for stock-based compensation, the assumptions used in measuring the pension benefit obligation and accrued benefit liability, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities and the fair values of assets and liabilities acquired in business combinations.

(c)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when the significant risks and rewards of ownership have passed. This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the buyer, collection is reasonably assured and the price is reasonable determinable. In circumstances when title is retained to protect the financial security interests of the seller, revenue is recognized when the significant risks and rewards of ownership have passed. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(d)	Investment in joint ventures

The Company conducts a portion of its business through joint ventures under which the joint venture participants are bound by contractual agreements establishing joint control over the joint ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

(e)	Investments in entities subject to significant influence

The Company conducts a portion of its business through equity interests in entities on which it exercises significant influence. These interests are accounted for under the equity method. The Company’s investment is initially recorded at the consideration amount on the date the equity interests are acquired. Thereafter, the Company records its equity share of the equity investees’ income or loss from operations as an increase or decrease to the carrying amounts of its investments. These investments are included in mining interests.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(g)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.
GOLDCORP     |      11

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and other by-products in doré or concentrate form). Production costs are added to in process inventory based on the current mining cost incurred up to the point prior to refining process, including applicable overhead, depreciation, depletion and amortization relating to mining interests, and removed at the average production cost per recoverable ounce of gold.
The recovery of gold from certain oxide ores is achieved through the heap leaching process at the Peñasquito, Los Filos, Marigold and Wharf mines, and at the former Amapari mine (note 4(d)). Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Production costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests, and are removed from ore on leach pads as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

In-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Supplies are valued at the lower of average cost and replacement cost.

(h)	Mining interests

Mining interests represent capitalized costs of acquisition of production, development and exploration stage properties, expenditures related to the development of mining properties, related plant and equipment and expenditures related to economically recoverable exploration. Capitalized costs for plant and equipment are depreciated using the straight-line method over their estimated useful lives. Repairs and maintenance of plant and equipment are expensed as incurred.

Costs associated with mining properties are allocated to reserves, resources and exploration potential. The reserve value is noted as depletable mining properties in Note 9. The value associated with resources and exploration potential is the value beyond proven and probable reserves which includes amounts assigned from costs of property acquisitions. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value are noted as non-depletable mining properties in Note 9. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to a property acquisition represent the property’s fair value at the time it was acquired as an individual asset purchase or as part of a business combination and are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable, the capitalized costs are written-off.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date
12     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized and included in the carrying amount of the related property.
Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized as part of the mineral deposit, in the accounting period when the expenditure is made, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the company. Management evaluates the following criteria in its assessment:
•	Geology: whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geology and metallurgy. A history of conversion of resources to reserves at operating mines to support the likelihood of conversion.

•	Scoping: there is a scoping study or preliminary feasibility study that demonstrates the additional resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production.

•	Accessible facilities: mineral property can be processed economically at accessible mining and processing facilities where applicable.

•	Life of Mine Plans: an overall life of mine plan and economic model to support the mine and the economic extraction of resources/reserves exists. A long-term life of mine plan, and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore-body.

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.
Therefore prior to capitalizing such costs, management determines that the following conditions have been met:
•	There is a probable future benefit that will contribute to future cash inflows;

•	The Company can obtain the benefit and control access to it; and

•	The transaction or event giving rise to the benefit has already occurred.
Capitalized costs of mining properties are depleted and amortized when commercial production begins. The value allocated to reserves is depleted on a unit-of-production method based on the estimated recoverable ounces contained in proven and probable reserves at the mine.

Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. The Company determines commencement of commercial production based on the following factors which indicate that planned principal operations have commenced. These would include one or more of the following:
(i)	A significant portion of plant/mill capacity is achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	A development project significant to the primary business objective of the enterprise has been completed as to significant milestones being achieved.
Mine development costs incurred to maintain current production are included in earnings. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in
GOLDCORP      |      13

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
future periods, the costs are capitalized and amortized at such time as the related mining area is mined as compared to current production areas where development costs are expensed as incurred given that the short-term nature of these expenditures matches the benefit of the ore being mined.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). During the development of a mine, stripping costs are capitalized to the related property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not have otherwise been accessible are capitalized to the related property. Stripping costs incurred during the production phase are depleted on a unit-of-production method over the reserves that directly benefit from the specific stripping activity. Regular waste removal that does not give rise to future benefits is expensed as incurred.

Interest expense allocable to the costs of developing mining properties and constructing new facilities are capitalized and included in the carrying amounts of related assets until mining properties reach commercial production and facilities are ready for their intended use.

Upon sale or abandonment, the carrying amounts of the properties and plant and equipment and related accumulated depreciation and depletion is removed from the accounts and any associated gains or losses are included in operations.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted net cash flows are less than the carrying amount of the related assets. An impairment loss is measured and recorded based on discounted estimated future net cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

(i)	Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that the carrying amount may no longer be recoverable. To accomplish this evaluation, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units’ carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value of goodwill over the implied fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(j)	Silver interests

Contracts for which settlement is called for in silver, the amount of which is based on production at the mines, are recorded at cost. The cost of this asset is allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract. An evaluation of the carrying value of each contract is undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value, a write-down is recorded for the excess amount with a charge to earnings.
14     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(k)	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross-up of mining interests to reflect the recognition of the future income tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change is substantively enacted. Future tax assets and liabilities are monetary assets. Balances denominated in other than United States dollars (“US dollars”) are translated into US dollars using the current exchange rate at the balance sheet date.

(l)	Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records a liability for the estimated future costs of reclamation and closure of operating and inactive mines and development projects, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The present value is determined using the Company’s credit adjusted risk free interest rate. The estimated present value of asset retirement obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligation arise due to changes in legal or regulatory requirements; the extent of environmental remediation required and cost estimates. The present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantified. Asset retirement obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets. Asset retirement obligations related to inactive mines are charged directly to earnings.

(m)	Employee pension plans

The Company has various defined contribution and defined benefit pension plans that provide pension benefits to most of its salaried and hourly employees. The Company does not provide other post-employment benefits such as health care or life insurance.

Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred.

The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefit obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Cumulative actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are deferred and amortized over the expected average remaining service life of the plan participants (“EARSL”), which ranges from 4 to 20 years depending on the plan. Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over EARSL.
GOLDCORP     |      15

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(n)	Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interests’ share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.
16     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(o)	Foreign currency translation

The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in earnings. In addition, unrealized gains and losses due to movements in exchange rates on cash and cash equivalent balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

Prior to April 1, 2005, the Canadian dollar (“C$”) was determined to be the measurement currency of the Company’s Canadian operations and these operations were translated into US dollars until this date using the current rate method whereby all assets and liabilities were translated into US dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items were translated at the average rate of exchange for the period; and the resulting translation adjustment was recorded as a foreign exchange translation adjustment (“FETA”), a separate component of Accumulated Other Comprehensive Income (“AOCI”). The FETA balance at December 31, 2008 represents the cumulative translation adjustment to April 1, 2005 and will remain in AOCI until the related foreign operation is disposed of.

(p)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and restricted share units whose average exercise price are below the average market price of the underlying shares are used to purchase the Company’s common shares at their average market price for the period.

(q)	Share-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, officers and consultants based on the fair value of the options on the date of grant, which is determined using the Black Scholes option pricing model. The fair value of the options is expensed over the vesting period of the options.

Restricted share units (“RSU’s) granted to employees and directors are settled in equity and are measured based on the market value for the underlying shares at the date of grant. The value of the RSU’s are recognized as compensation expense over their vesting periods.

(r)	Financial instruments

The Company’s financial instruments consist of cash, short-term money market investments, marketable securities, accounts receivable, investments in equity securities and warrants, accounts payable and accrued liabilities, long-term debt and copper forward contracts. Cash and short-term money market investments are classified as held-for-trading and recorded at fair value. Accounts receivable are classified as loans and receivables. Marketable securities and investments in equity securities are classified as available-for-sale because the Company does not hold these securities for the purpose of trading. Assets classified as available-for-sale are measured at fair value with mark-to-market gains and losses excluded from net income and included in other comprehensive income until such gains or losses are realized or an other than temporary decline in fair value is determined to have occurred. Factors that contribute to an other than temporary decline in fair value of an available-for-sale investment in equity securities include a significant and prolonged decline in fair value below its cost and significant changes with adverse effects that have taken place in the market, economic and legal environments in which the issuer operates. The fair value of marketable securities and investments in equity securities are based on quoted market prices.
GOLDCORP      |      17

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Warrants held by the Company are for long-term investment purposes, however, due to their nature meet the definition of a derivative and are classified as held-for-trading. Held-for-trading financial assets are measured at fair value with mark-to-market gains and losses recorded in earnings in the period they occur. Fair values of warrants held are estimated using the Black-Scholes option pricing model.

Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Goldcorp uses copper forward contracts to mitigate the risk of copper price changes on copper sales at Alumbrera. These contracts meet the definition of a derivative and do not meet the criteria for hedge accounting and consequently are measured at their fair values with changes in fair values recorded in earnings in the period they occur. Fair values of these contracts are estimated by reference to quoted market prices for actual or similar instruments where available.

Transaction costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

The Company employs foreign currency forward and options contracts, from time to time, to manage exposure to fluctuations in foreign currency exchange rates. At December 31, 2008 and 2007, there were no such contracts outstanding.
3.	CHANGES IN ACCOUNTING POLICIES

Accounting Policies Implemented Effective January 1, 2007

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”)’s new Handbook Sections 1530 – Comprehensive Income, 3251 – Equity, 3855 – Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 3865 – Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income (“OCI”) and establish the standards for hedge accounting. As a result of adopting these new standards: the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income and mining taxes, a non-cash increase of $15.9 million to non-controlling interests, a non-cash pre-tax increase of $54.7 million in AOCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measured at fair value instead of cost, and the retroactive reclassification to AOCI of $101.9 million in cumulative unrealized foreign exchange translation adjustments; a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income and mining taxes, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to opening retained earnings for the change in accounting for derivatives classified as held-for-trading and measured at fair value instead of cost; and a non-cash decrease of $1.5 million to opening retained earnings for the change in accounting for debt financing costs.
18      |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Accounting Policies Implemented Effective January 1, 2008

On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the CICA. The new CICA Handbook Sections 3862 – Financial Instruments – Disclosure and 3863 – Financial Instruments – Presentation which replaced Section 3861 – Financial Instruments – Disclosure and Presentation (“Section 3861”) incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure about risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments (note 13(b)). The new CICA Handbook Section 1535 – Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with the capital requirements and, if the entity has not complied, the consequences of such non-compliance (note 17).

The new CICA Handbook Section 3031 – Inventories (“Section 3031”), which replaced CICA Handbook Section 3030 – Inventories, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company’s consolidated financial position and results of operations. The amount of inventories recognized as an expense during the period is included in operating expenses in the Consolidated Statements of Earnings.

On July 1, 2008, the Company adopted EIC 172 – Income Statement Presentation Of A Tax Loss Carryforward Recognized Following An Unrealized Gain Recorded In Other Comprehensive Income (“EIC 172”). EIC 172 requires that the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in other comprehensive income be recognized in net income. The adoption of EIC 172 did not result in a material impact on the Company’s consolidated financial statements.

Accounting Policies to be Implemented Effective January 1, 2009

In February 2008, the CICA issued a new Handbook Section 3064 – Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 – Goodwill and Other Intangible Assets (“Section 3062”) and 3450 – Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The new Section is applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The adoption of this section in 2009 will not have a material impact to the Company’s consolidated financial statements.

Accounting Policies to be Implemented Effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.
GOLDCORP      |      19

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
International Financial Reporting Standards

In February, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

During the fourth quarter of 2008, the Company commenced the scoping and planning phase of its changeover plan. The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Company has substantially completed the scoping and planning phase. The detailed assessment phase (“phase 2”) will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Company will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Company and its reporting.
20     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
4.	ACQUISITION AND DISPOSITION OF MINING INTERESTS
(a)	Asset Acquisition – Gold Eagle Mines Ltd.

On September 25, 2008, the Company completed its acquisition of Gold Eagle Mines Ltd. (“Gold Eagle”) pursuant to a plan of arrangement. Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project southwest of Goldcorp’s Red Lake mine and contiguous to its Cochenour-Willans Project. The acquisition secures control of eight kilometres of strike length along the prolific Red Lake trend in Ontario, Canada.

Upon the closing of the transaction, Goldcorp paid $701.3 million in cash and issued 15.6 million common shares, 0.6 million stock options and 0.8 million warrants to former Gold Eagle shareholders. The common shares were valued at the September 25, 2008 closing price of Goldcorp shares on the TSX (C$35.60), and the warrants and options were valued at fair value using the Black-Scholes option pricing model.

The transaction was accounted for as an asset purchase for accounting purposes with the final purchase price allocated as follows:

Purchase price:
Cash paid	$701.3
15.6 million common shares issued	536.6
0.6 million stock options issued	6.0
0.8 million warrants issued	8.0
Original cost of Gold Eagle shares owned prior to the closing of the transaction	26.7
Transaction costs	8.2

$1,286.8

Net assets acquired:
Cash and cash equivalents	$148.3
Non-cash operating working capital	(2.5)
Mining interests	1,604.5
Future income tax liabilities	(463.5)

$1,286.8

At the date of acquisition, the cumulative mark-to-market gain on Gold Eagle shares owned prior to the transaction and classified as available-for-sale investments of $29.2 million was removed from other comprehensive income and netted against the total purchase price (note 13(a)). The assets and liabilities acquired have been assigned to and included in the Red Lake reporting unit.

(b)	Disposition of Silver Wheaton Shares

On February 14, 2008, Goldcorp disposed of its 108 million common shares of Silver Wheaton (48% interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1,571.0 million.

After deducting the book value of the Silver Wheaton shares ($546.0 million) and transaction costs ($55.7 million), the Company had excess consideration of $969.3 million on the sale of its Silver Wheaton shares of which $292.5 million was recorded in net earnings in the first quarter of 2008. This amount represents the portion of the gain related to the third party silver arrangements between Silver Wheaton and Zinkgruvan, Yauliyacu and Stratoni ($279.4 million), the realization of $17.7 million of accumulated OCI related to Silver Wheaton’s investments less $4.6 million of other liabilities. The sale of the Silver Wheaton shares resulted in an income tax liability for the Company of $156 million, which was recorded as a future income tax expense in the first quarter of 2008.
GOLDCORP      |      21

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
As a result of the Company having contracts to sell silver to Silver Wheaton from San Dimas, Los Filos and Peñasquito at approximately $4 per ounce, the remaining $689.9 million of excess consideration has been deferred and applied as a reduction to mining properties, plant and equipment at San Dimas, Los Filos and Peñasquito ($479.4 million, $26.5 million and $184.0 million, respectively). In addition, the book values of the San Dimas and Peñasquito silver interests attributable to Silver Wheaton was applied as a reduction to mining properties, plant and equipment at San Dimas and Peñasquito ($310.6 million and $504.3 million, respectively).

The Company realized proceeds net of cash held by Silver Wheaton of $1,505.1 million (proceeds of $1,571.0 million less transaction costs of $55.7 million and cash held by Silver Wheaton of $10.2 million).

The results of Silver Wheaton were consolidated prior to this disposition (note 18(a)). As a result of Goldcorp’s continuing cash flows with Silver Wheaton arising from the San Dimas, Los Filos and Peñasquito silver arrangements, Silver Wheaton has not been classified as a discontinued operation in these consolidated financial statements.

(c)	Acquisition of 100% Interest in Porcupine and Musselwhite and Disposition of Interest in La Coipa

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash plus closing adjustments.

The La Coipa operations were reclassified as discontinued operations in the 2007 consolidated financial statements (note 6), with restatement from May 12, 2006, the date of acquisition (note 5(b)). A gain of $46.4 million was recognized on the disposition in the fourth quarter of 2007.

Goldcorp’s interests in Porcupine and Musselwhite are included in these consolidated financial statements at 51% and 68%, respectively, from May 12, 2006 to December 21, 2007 and at 100% thereafter.

The acquisition of the remaining interests in Porcupine and Musselwhite was accounted for as a step purchase transaction, with the purchase price allocated as follows:

Purchase price:
Cash paid	$206.5
50% interest in La Coipa	100.0
Transaction costs	5.7

$312.2

Net assets acquired:
Cash and cash equivalents	$1.6
Non-cash operating working capital	10.3
Mining interests	345.8
Other assets	11.9
Future income tax liabilities	(7.7)
Reclamation and closure cost obligations	(46.1)
Other liabilities	(3.6)

$312.2

Prior to the closing of the above transaction, the Porcupine Joint Venture disposed of a property consisting of a decommissioned mine and mill in Timmins, Ontario. Goldcorp recognized a gain of $10.8 million from the sale of this property. For the purpose of these consolidated financial statements, the purchase price was allocated to the fair values of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition. This process was performed in accordance with Emerging Issues Committee Abstract 152.
22     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(d)	Disposition of Amapari and Peak Mines

During April 2007, Goldcorp closed its transaction to sell the Amapari and Peak mines to Peak Gold in exchange for $200 million in cash and $100 million in share considerations, resulting in a pre-tax gain of $40.2 million ($6.5 million, net of tax). Goldcorp owned approximately 22% of Peak Gold on close of the transaction. The Amapari and Peak mines were not classified as discontinued operations in 2007 as Goldcorp continued at the time to have a significant influence through its equity interest in Peak Gold.

Summary of assets and liabilities sold:

Net assets sold:
Cash and cash equivalents	$6.1
Non-cash operating working capital	16.9
Mining interests	284.1
Other assets	7.3
Future income and mining taxes	(35.5)
Reclamation and closure cost obligations	(18.2)
Other liabilities	(1.9)

$258.8

Net proceeds:
Cash	$200.0
Common shares of Peak Gold	100.0
Selling costs	(1.0)

$299.0

The Company recorded a $174.7 million write-down in 2006 of its mining interests in Amapari as a result of a revision downward of its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006.

Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time the investment was classified as available-for-sale and valued at fair value. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold Inc. (“New Gold”), with the combined company carrying on as New Gold. Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold is classified as available-for-sale (note 13(a)).

(e)	During the fourth quarter of 2008, the Company sold certain mining interests in exchange for reclamation and closure cost obligations assumed by the purchaser and recognized a gain of $2.6 million ($ 0.5 million, net of tax).

(f)	On February 1, 2007, a wholly owned subsidiary of Goldcorp completed the sale of other mining interests for cash of $24 million and $2 million in common shares of an investment which was classified as available-for-sale. The proceeds received approximated the net book value of the mining interests sold.
GOLDCORP      |      23

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
5.	BUSINESS COMBINATIONS
(a)	Glamis Gold Ltd

On August 31, 2006, Goldcorp and Glamis Gold Ltd (“Glamis”) announced that their respective boards of directors had agreed to combine Goldcorp and Glamis. The transaction was approved by Glamis shareholders on October 26, 2006 and closed on November 4, 2006. Each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (''SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which previously gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option which gives the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.

The business combination was accounted for using the purchase method of accounting, with Goldcorp being identified as the acquirer and Glamis as the acquiree. These consolidated financial statements include the operating results of Glamis since November 4, 2006.

The cost of the acquisition includes the fair value of the Goldcorp shares issued and is based on the deemed issuance of 283.2 million Goldcorp common shares at $28.71 per share, plus SAR’s of Glamis exercised for 0.4 million common shares of Goldcorp at $28.71 per share, plus 2.8 million stock options of Glamis exchanged for 4.7 million stock options of Goldcorp with a fair value of $82.1 million, plus Goldcorp’s transaction costs of $20.0 million, equaling a total purchase price of $8.2 billion. The price of the Goldcorp common shares was calculated as the average share price of Goldcorp common shares two days before, the day of, and two days after the date of announcement. The stock options were valued using the Black-Scholes option pricing model.

The allocation of the purchase price was finalized in the fourth quarter of 2007, which resulted in an $837.9 million increase in the amount initially recorded for mining interests, a $524.6 million decrease to goodwill, a $354.7 million increase in future income tax liabilities and a net increase in other balances of $41.4 million.

The final allocation of the purchase price was as follows:

Purchase price:
283.2 million common shares issued and cash paid	$8,129.0
0.4 million common shares issued on exercise of Glamis SAR’s	11.4
4.7 million stock options issued in exchange for Glamis stock options	82.1
Transaction costs	20.0

$8,242.5

Net assets acquired:
Cash and cash equivalents	$73.3
Current assets	71.4
Mining interests	10,624.1
Other assets	29.0
Current liabilities	(63.8)
Long-term debt	(80.0)
Future income tax liabilities, net	(2,659.7)
Reclamation and closure cost obligations	(34.9)
Goodwill	283.1

$8,242.5

24      |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
For the purpose of these consolidated financial statements, the purchase price was allocated to the fair values of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates, and also taking into account all available information at the time of acquisition and when the allocation was finalized. This process was performed in accordance with Emerging Issues Committee Abstract 152. The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in the fourth quarter of 2007, supporting management’s allocation of the purchase price.

(b)	Placer Dome Inc Mining Assets

On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain of Placer Dome Inc’s (“Placer Dome”) Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities (note 12(b)) in the amount of $1.3 billion and cash on hand. Goldcorp acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) silver-gold mine in Chile. Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp sold certain of these Canadian exploration interests to Terrane (note 18(b)). On December 21, 2007, Goldcorp acquired the remaining 49% and 32% interests in the Porcupine and Musselwhite gold mines and disposed of its interest in the La Coipa silver-gold mine (note 4(c)).

This business combination was accounted for using the purchase method of accounting, with Goldcorp identified as the acquirer and the Placer Dome operations as the acquiree. These consolidated financial statements include the results of the Placer Dome operations since May 12, 2006.

The allocation of the purchase price of the Placer Dome operations was as follows:

Purchase price:
Cash paid	$1,593.4
Transaction costs	10.0

$1,603.4

Net assets acquired:
Current assets	$69.8
Mining interests	1,653.7
Other assets	16.1
Current liabilities	(51.7)
Future income tax liabilities	(353.3)
Reclamation and closure cost obligations	(129.2)
Other liabilities	(6.4)
Goodwill	404.4

$1,603.4

For the purpose of these consolidated financial statements, the purchase price was allocated to the fair values of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition. This process was performed in accordance with Emerging Issues Committee Abstract 152. The amount allocated to goodwill is not deductible for tax purposes.
GOLDCORP      |      25

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
An independent valuation of the significant assets acquired was completed in February 2007, supporting management’s allocation of the purchase price.

(c)	Virginia Gold Mines Inc

On March 31, 2006, the Company completed the acquisition of Virginia Gold Mines Inc (“Virginia”) which includes the Éléonore gold project in Canada. Goldcorp issued 19.3 million common shares at a price of $20.63 per share. This issue price is the five-day average share price of Goldcorp common shares at December 5, 2005, the date of announcement.

Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company, Virginia Mines Inc (“New Virginia”), for each issued and outstanding Virginia share.

This acquisition was accounted for as a business combination using the purchase method of accounting with Goldcorp identified as the acquirer and Virginia as the acquiree.

The allocation of the purchase price of Virginia was as follows:

Purchase price:
19.3 common shares issued	$398.3
Share purchase warrants of Virginia exercisable into Goldcorp common shares at a conversion rate of 0.4 shares per warrant	3.6
Transaction costs	4.0

$405.9

Net assets acquired:
Current assets	$1.2
Mining interest	692.0
Current liabilities	(0.9)
Future income tax liabilities	(286.4)

$405.9

26     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
6.	DISCONTINUED OPERATIONS

As a result of the sale of Goldcorp’s interest in the La Coipa silver-gold mine in the fourth quarter of 2007 (note 4(c)), the results of La Coipa, previously disclosed as a separate operating segment, were retroactively reclassified as discontinued operations in the 2007 consolidated financial statements.

Selected financial information of discontinued operations included in the Consolidated Statements of Earnings and the Consolidated Statements of Cash Flows for the years ended December 31 are as follows:

	2007	2006

Earnings from discontinued operations
Revenues	$128.8	$60.6
Earnings from discontinued operations	56.6	8.5
Interest and other income	0.9	0.3
Income taxes	(19.2)	(1.1)

	38.3	7.7
Gain on disposition (net of tax – $nil)	46.4	—

	$84.7	$7.7

Earnings per share from discontinued operations
Basic and diluted	$0.12	$0.02

Cash flows of discontinued operations
Operating activities	$73.2	$(2.7)
Investing activities	(5.2)	(0.9)

	$68.0	$(3.6)

7.	INVENTORIES AND STOCKPILED ORE

At December 31	2008	2007

Supplies	$106.9	$77.4
Finished goods	15.0	20.4
Work in process	40.8	51.0
Heap leach ore	64.7	43.0
Stockpiled ore	91.4	75.8

	318.8	267.6
Less: non-current heap leach inventory and stockpiled ore	(92.6)	(76.2)

	$226.2	$191.4

The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. For the year ended December 31, 2008, the Company recorded an $8.0 million write-down of heap leach inventory relating to the San Martin mine which is included in “operating expenses”.

Stockpiled ore

The majority of the low-grade stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of the mine life, until 2017. The portion that is to be processed over a period exceeding twelve months is classified as long-term.
GOLDCORP     |     27

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
8.	OTHER CURRENT ASSETS

At December 31	2008	2007

Current derivative asset (note 13(a))	$—	$7.9
Prepaid expenses and other	13.6	7.4
Sales/indirect taxes recoverable	52.6	—

	$66.2	$15.3

9.	MINING INTERESTS

	2008			2007
		Accumulated			Accumulated
		depreciation			depreciation
At December 31	Cost	and depletion	Net	Cost	and depletion	Net

Mining properties	$15,872.6	$(792.5)	$15,080.1	$15,564.3	$(532.0)	$15,032.3
Plant and equipment	2,448.2	(465.8)	1,982.4	1,790.9	(370.4)	1,420.5

	$18,320.8	$(1,258.3)	$17,062.5	$17,355.2	$(902.4)	$16,452.8

A summary by property of the net book value is as follows:

	Mining properties
		Non-		Plant and
At December 31	Depletable	depletable	Total	equipment	2008	2007

Red Lake (a)(k)	$354.0	$2,127.2	$2,481.2	$291.8	$2,773.0	$1,170.6
Porcupine (a)(h)(l)	67.6	191.0	258.6	182.9	441.5	512.9
Musselwhite (a)(h)	56.0	154.7	210.7	126.6	337.3	329.6
Éléonore gold project	—	805.3	805.3	—	805.3	728.0
Terrane (c)	—	189.5	189.5	—	189.5	171.7
Wharf	15.1	—	15.1	6.4	21.5	5.4
Marigold (b)	50.6	115.8	166.4	40.0	206.4	202.5
San Dimas (d)(e)	15.0	—	15.0	3.9	18.9	780.2
Los Filos (e)	286.6	169.1	455.7	267.8	723.5	739.1
El Sauzal (b)	101.2	154.0	255.2	17.2	272.4	359.6
Peñasquito (b)(d)(i)	—	8,570.2	8,570.2	744.5	9,314.7	9,477.4
Mexican exploration projects	—	167.3	167.3	—	167.3	166.8
Alumbrera	360.0	—	360.0	206.1	566.1	616.3
Marlin (b)	448.8	286.8	735.6	66.7	802.3	823.0
Cerro Blanco (b)	—	44.4	44.4	3.2	47.6	35.7
Corporate and other (m)	—	—	—	23.3	23.3	10.4

	$1,754.9	$12,975.3	$14,730.2	$1,980.4	$16,710.6	$16,129.2

Equity Investments
Pueblo Viejo (a)(f)	—	262.1	262.1	—	262.1	133.7
El Limón project (f)	—	87.8	87.8	2.0	89.8	89.8
Peak Gold (g)	—	—	—	—	—	100.1

	—	349.9	349.9	2.0	351.9	323.6

	$1,754.9	$13,325.2	$15,080.1	$1,982.4	$17,062.5	$16,452.8

28     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

At December 31	2008	2007

Red Lake (a)	$404.4	$404.4
Peñasquito (b)	283.1	283.1
Los Filos	74.3	74.3
Silver Wheaton (j)	—	53.8

	$761.8	$815.6

(a)	The net book values include the purchase price allocated according to the fair values of the Placer Dome mining assets acquired (note 5(b)).

(b)	The net book values include the purchase price allocated according to the fair values of the Glamis mining assets acquired (note 5(a)).

(c)	The net book values include the fair values of Terrane’s mining interests acquired (note 18(b)).

(d)	Included in the carrying value of the San Dimas and Peñasquito mines at December 31, 2007 is the value of mining properties attributable to the Silver Wheaton silver contract which were $204.8 million for San Dimas and $504.3 for Peñasquito (note 10(a)). As a result of the disposition of Silver Wheaton (note 4(b)), this amount at December 31, 2008 is $nil.

(e)	San Dimas was formerly reported as “Luismin” and included the Nukay mine, which is now included with Los Filos. The comparative period has been reclassified.

(f)	The equity investments in these exploration/development stage properties have no current operations. The recorded value represents the fair value of the property at the time they were acquired, plus subsequent expenditures which have been invested in property development.

(g)	In April 2007, the Company completed its transaction to dispose of the Amapari and Peak mines for a 22% interest in Peak Gold. The Company’s interest was reduced in the first quarter of 2008 and significant influence was lost during the second quarter of 2008, at which time the interest was reclassified to available-for-sale investments (notes 4(d) and 13(a)).

(h)	On December 21, 2007, the Company acquired the remaining 49% and 32% interest in Porcupine and Musselwhite, respectively (note 4(c)), and, as a result, the mining interests at December 31, 2007 and 2008 reflect the Company’s 100% ownership of those assets.

(i)	The Company capitalized $1.4 million of interest in 2008 (2007 – $10.9 million) related to the Peñasquito project.

(j)	In February 2008, the Company completed the sale of its interest in Silver Wheaton (note 4(b)).

(k)	On September 25, 2008, the Company completed its acquisition of Gold Eagle Mines Ltd. (“Gold Eagle”) pursuant to a plan of arrangement. The mining interests of Gold Eagle are included in Red Lake (note 4(a)).

(l)	The Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit in Porcupine in the fourth quarter of 2008 as a result of a reduction in its proven and probable reserves by 1.4 million ounces of gold as at December 31, 2008.

(m)	The net book values include San Martin, which was acquired during the Glamis acquisition (note 5(a)) and commenced reclamation activities in October 2007.
10.	SILVER INTERESTS

On February 14, 2008, Goldcorp sold its shares in Silver Wheaton (note 4(b)) and accordingly, disposed of its silver interests noted below. The following table presents the silver interests which were held by Silver Wheaton at December 31, 2007.

	2007			2007
		Accumulated			Non-
	Cost	Depreciation	Net	Depletable	Depletable	Total

Yauliyacu (c)	$285.3	$23.1	$262.2	$21.7	$240.5	$262.2
Zinkgruvan	77.9	9.1	68.8	33.7	35.1	68.8
Stratoni (b)	57.7	3.4	54.3	35.4	18.9	54.3

	$420.9	$35.6	$385.3	$90.8	$294.5	$385.3

GOLDCORP      |      29

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The value allocated to reserves is classified as depletable and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.
(a)	On July 24, 2007, Silver Wheaton entered into a transaction to acquire 25% of the silver produced from Goldcorp’s Peñasquito project located in Mexico for the life of mine, for an upfront cash payment of $485 million. The total consideration including transaction costs was included in Peñasquito’s mining interests balance (note 9(c)). In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion plans. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

(b)	On April 23, 2007, Silver Wheaton entered into an agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made upfront cash payment of $57.5 million.

(c)	On March 23, 2006, Silver Wheaton entered into a contract with Glencore International AG’s (“Glencore”) to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006.
11.	OTHER LONG-TERM ASSETS

At December 31	2008	2007

Reclamation deposits	$4.8	$6.6
Sales/indirect taxes recoverable	11.3	18.8
Other	10.8	17.1

	$26.9	$42.5

30     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
12. LONG TERM DEBT

At December 31	2008	2007

C$40 million non-revolving term loan (a)	$5.3	$—
$1.5 billion revolving credit facility (b)	—	645.0
$200 million non-revolving term loan (c)	—	192.9
$300 million revolving term loan (c)	—	227.0

	5.3	1,064.9
Less: current portion of long-term debt	—	28.6

	$5.3	$1,036.3

(a)	On July 8, 2008 Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million to further advance Terrane’s long lead-time capital equipment procurement program in support of the construction of an open pit mine and 60,000 tonnes per day processing plant at Terrane’s Mt. Milligan Project. Under the terms of the credit agreement, Goldcorp has guaranteed the credit facility in exchange for a one-time option to convert its fully diluted in-the-money equity interest in Terrane into a participating joint venture interest in the Mt. Milligan Project. The option can only be exercised during the term of the credit agreement, and only if Goldcorp’s resulting joint venture interest in the Mt. Milligan Project will be greater than 30%, and is also subject to a 60% maximum limit. If the option is exercised, the parties will develop and operate the Mt. Milligan Project under a joint operating agreement as set out pursuant to the Option Agreement. The party holding the majority joint venture participating interest in the Mt. Milligan Project will be the operator. The credit and option agreements were approved by Terrane’s shareholders at a special shareholders’ meeting held on August 8, 2008. On September 25, 2008, Terrane drew down on the credit agreement via a 90 day C$6.5 million Bankers Acceptance with an effective interest rate of 3.5%. On December 24, 2008, Terrane rolled over the 90 day Bankers Acceptance for a further 90 days at an effective rate of 1.6%. Terrane has a contractual right to continue to roll over the short-term obligations for the length of the credit agreement and accordingly the amount drawn has been classified as long-term in these consolidated financial statements.

(b)	On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. The credit facility is unsecured and amounts drawn are required to be refinanced or repaid by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum depending upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee depending on the Company’s leverage ratio. At December 31, 2008, this facility was undrawn.

(c)	Goldcorp no longer consolidates Silver Wheaton’s loans following the disposition of Silver Wheaton shares on February 14, 2008 (note 4(b)).

(d)	Reclamation letters of credit outstanding at December 31, 2008 totaled $201.3 million (December 31, 2007 — $230.7 million).
GOLDCORP     |     31

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
13. FINANCIAL INSTRUMENTS
(a) Financial assets and liabilities
The Company’s financial instruments consist of cash, short-term money market investments, marketable securities, accounts receivable, investments in equity securities and warrants, accounts payable and accrued liabilities, long-term debt and copper forward contracts.
The carrying amounts of cash, short-term money market investments, accounts receivable and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.
Marketable securities and investments
The Company’s warrants classified as held-for-trading and marketable securities and investments in equity securities classified as available-for-sale are recorded at fair value. Fair values for marketable securities and investments in equity securities are determined using quoted market prices. Fair values for warrants held are determined using the Black Scholes option pricing model. The balances outstanding and the mark-to-market gain (loss) for these instruments at and for the years ended December 31 are as follows:

At December 31	2008	2007

Marketable securities
Marketable securities – Available-for-sale	$10.1	$25.8

Investments
Equity securities – Available for sale	$70.7	$224.3
Warrants – held for trading	1.2	3.7

	$71.9	$228.0

Years ended December 31	2008	2007
	Mark-to
	market loss in	Mark-to-market
Available for sale	OCI	gain in OCI

Marketable securities	$(22.8)	$15.6
Investments in equity securities	(100.6)	13.0

	$(123.4)	$28.6
Future tax (expense) recovery in OCI	(0.6)	7.8

	(124.0)	36.4
Reclassification adjustment for realized gains included in net earnings, net of tax – $nil (2007 - $1.2 million)	(0.2)	(21.1)
Reclassification adjustment for unrealized impairment losses included in net earnings, net of tax – $nil (2007 - $nil)	111.2	—
Adjustment arising from acquisition of Gold Eagle (note 4(a))	(29.2)	—

	$(42.2)	$15.3

32     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

	2008	2007

	Mark-to-	Mark-to-market
	market loss in	loss in net
Warrants – held for trading	net earnings	earnings

Investments	$(2.4)	$(10.0)
Future tax recovery	—	1.2
Non-controlling interest	0.3	1.1

	$(2.1)	$(7.7)

During the year, the Company exercised certain warrants held and realized a gain of $7.5 million.
A net loss of $105.9 million on securities was recognized in 2008, comprised of $7.7 million of realized gains and $113.6 million of unrealized mark-to-market losses (2007 – net gain of $5.5 million; 2006 – net loss of $5.0 million) relating to the Company’s available-for-sale securities and warrants. At December 31, 2008, the Company recognized a future income tax liability of $nil (December 31, 2007 — $1.0 million) that relates to the cumulative mark-to-market gains on the available-for-sale securities and warrants held by the Company. The tax estimate is based on the assumption that if the securities were sold at market value the capital gains would be taxed at the appropriate Canadian tax rate.
The fair value of the Company’s investment in New Gold has continued to decline since the Peak Gold/New Gold combination on June 30, 2008 (note 4(d)). New Gold recorded a write-down of $156.9 million on its Amapari mine in its third quarter results which was released subsequent to the release of the Company’s third quarter results. While significant resources remain at Amapari, the additional capital resources required to maintain economic production levels and the limited remaining oxide reserves justified the decision to place the mine on temporary care and maintenance and mining was suspended as of January 2, 2009. In addition, New Gold revised its development plan for the New Afton project with full production now expected for the second half of 2012 instead of the previous expectation of operations commencing in late 2009 with full production in the second quarter of 2011. The adverse changes that have taken place in the economic environment in which New Gold operates and the continued decline in the market price of its shares below the Company’s original cost (market price of shares at June 30, 2008 was C$7.83 per share which dropped continuously to C$1.77 per share at December 31, 2008 with original cost at C$6.70 per share) provide objective evidence that the decline in fair value of the Company’s investment is other than temporary. Accordingly, the Company removed the cumulative mark-to-market loss that had been previously recognized in other comprehensive income as at December 31, 2008 and recognized an impairment loss on available-for-sale securities of $81.5 million in earnings during the fourth quarter of 2008.
During the third quarter of 2008, the Company determined that the decline in the fair value of one other investment in equity securities is other than temporary. The adverse changes that have taken place in the economic and political environment in which the equity investee operates and the continued decline in the market price of the equity investee’s shares below the Company’s original cost provide evidence that the decline in fair value of the Company’s investment is other than temporary and that the Company’s investment is impaired. Accordingly, the Company removed the cumulative mark-to-market loss that had been previously recognized in other comprehensive income as at December 31, 2008 relating to the investment and recognized an impairment loss on available-for-sale securities of $29.7 million in earnings for the year ended December 31, 2008.
GOLDCORP     |     33

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Derivative Instruments
(i) Copper forward contracts
Commencing in 2006, the Company has entered into copper forward contracts to manage its exposure to copper price volatility. These contracts do not qualify for hedge accounting, and are therefore marked to market at the end of each reporting period, as determined by reference to published forward copper prices in an active market.
The forward contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month. During the year, the Company’s copper forward contracts relating to its 2008 production were settled resulting in a loss of $2.6 million comprised of a total realized loss of $10.2 million and a reversal of unrealized mark-to-market losses recognized in previous years of $7.6 million (2007 – total loss of $23.5 million comprised of a realized loss of $19.9 million and a mark-to-market loss of $3.6 million; 2006 – total loss of $4.0 million comprised of unrealized mark-to-market losses). At December 31, 2008, the Company has not entered into any such contracts relating to its future copper production.

At December 31	2008	2007

Current derivative asset, included in other current assets	$—	$7.9
Current derivative liability	—	15.5

Years ended December 31	2008	2007	2006

Realized loss on matured contracts	$(10.2)	$(19.9)	$—
Unrealized mark-to-market gain (loss) on outstanding contracts	7.6	(3.6)	(4.0)

Loss on non-hedge derivatives	$(2.6)	$(23.5)	$(4.0)

(ii) Embedded derivatives
Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no embedded derivatives requiring separate accounting at December 31, 2008 and December 31, 2007.
(b) Financial instrument risk exposure
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.
Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.
34     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2008 is considered to be negligible. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low.
The Company’s maximum exposure to credit risk at December 31 is as follows:

	2008	2007

Cash and cash equivalents	$262.3	$510.8
Accounts receivable	178.6	154.5

	$440.9	$665.3

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the year ended December 31, 2008, the Company generated operating cash flows from continuing activities of $866.0 million (2007 – $650.7 million; $763.7 million).
At December 31, 2008, Goldcorp held cash and cash equivalents of $262.3 million (December 31, 2007 - $510.8 million) and had working capital of $286.8 million (December 31, 2007 – $630.4 million).
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At December 31, 2008, there is no amount outstanding under this credit facility. On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. On September 25, 2008, Terrane drew down on the credit agreement via a 90 day C$6.5 million ($6.1 million) Bankers Acceptance with an effective interest rate of 3.5%. On December 24, 2008, Terrane rolled over the 90 day Bankers Acceptance for a further 90 days at an effective rate of 1.6%. At December 31, 2008, the amount outstanding was C$6.5 million ($5.3 million).
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

		2008				2007
	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities	$294.0	$—	$—	$—	$294.0	$277.3
Derivative instruments, net	—	—	—	—	—	7.6
Long-term debt re-payments (principal portion)	—	5.3	—	—	5.3	1,064.9
Capital expenditure commitments	245.3	16.9	31.9	—	294.1	530.8
Minimum rental and lease payments	1.6	2.9	2.8	4.1	11.4	19.5

	$540.9	$25.1	$34.7	$4.1	$604.8	$1,900.1

GOLDCORP     |     35

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
At December 31, 2008, the Company had reclamation letters of credit outstanding in the amount of $201.3 million (December 31, 2007 – $230.7 million).
In the opinion of management, the working capital at December 31, 2008, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2009 with a focus on bringing Peñasquito to commercial production in January 2010 and further developing Pueblo Viejo are forecasted to be $1.4 billion. These expenditures will be funded partly by cash flows from operations including sales of pre-commercial production at Peñasquito, the $1.5 billion undrawn credit facility and an anticipated project financing loan of $1.0 billion for Pueblo Viejo ($ 400.0 million – Goldcorp’s share).
For the periods beyond 2009, the Company’s cash flows from operations are expected to significantly increase with commercial production at Peñasquito and are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.
Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. As a result of the acquisitions of Glamis and Placer Dome assets in 2006 and of Gold Eagle in the third quarter of 2008, the Company recorded $3.5 billion of future income tax liabilities on mining interests which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in net earnings in the period.
The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at December 31:

		Accounts
		receivable	Income
		and other	and	Accounts
		current	mining	payable
	Cash and	and long-	taxes	and	Long	Future
	cash	term	receivable	accrued	term	income tax
2008	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	—	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	—	(139.3)
Guatemalan quetzal	1.2	11.2	—	(13.3)	—	(4.6)

	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

36     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

			Income and
			mining	Accounts
	Cash and		taxes	payable and		Future
	cash	Accounts	receivable	accrued	Long term	income tax
2007	equivalents	receivable	(payable)	liabilities	debt	liabilities

Canadian dollar	$18.9	$23.7	$71.4	$(113.9)	$—	$(627.1)
Mexican peso	4.8	9.9	(15.3)	(41.1)	—	(2,595.7)
Argentinean peso	10.7	17.6	(12.8)	(66.8)	—	(163.5)
Guatemalan quetzal	0.4	—	—	(12.5)	—	(0.4)

	$34.8	$51.2	$43.3	$(234.3)	$—	$(3,386.7)

During the year ended December 31, 2008, the Company recognized a gain of $1,058.9 million on foreign exchange (2007 – loss of $49.4 million; 2006 – gain of $5.3 million). Of this amount, $1,070.9 million resulted from the revaluation of future income taxes denominated in currencies other than US dollars (2007 – $54.6 million foreign exchange loss; 2006 – $4.6 million foreign exchange gain). Based on the above net exposures at December 31, 2008, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $207.1 million increase or decrease in the Company’s after-tax net earnings.
Goldcorp’s Risk Management Policy includes the ability to hedge to reduce the risk associated with currency fluctuations. The Company entered into nominal foreign currency contracts during the fourth quarter of 2008 that matured within the quarter. No foreign currency hedging activities were undertaken in 2007.
The Company has entered into Canadian dollar and Mexican peso forward purchase contracts subsequent to December 31, 2008 to purchase the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% of its annual Canadian dollar and Mexican peso operating expenditures.
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and cash and cash equivalents. Presently, all of the Company’s credit facilities are at floating interest rates. The Company did not have any borrowing outstanding at December 31, 2008, other than the $5.3 million drawn on Terrane’s term loan (note 12(a)). The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company in 2008 on its outstanding borrowings was 4.12% (2007 – 5.63%). A 10% increase or decrease in the interest rate on Terrane’s term loan would result in a nominal decrease or increase in the Company’s after-tax net earnings. The average interest rate earned by the Company in 2008 on its cash and cash equivalents was 2.68% (2007 – 5.16%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a $0.5 million increase or decrease in the Company’s after-tax net earnings.
(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company depends on metal prices for gold, silver and copper. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in the price of gold, silver and copper would result in a $113.4 million increase or decrease in the Company’s after-tax net earnings.
GOLDCORP     |     37

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The Company has a policy not to hedge gold sales. Commencing in 2006, the Company has entered into copper forward contracts (note 13(a)) to manage its exposure to fluctuations in copper prices. At December 31, 2008, the Company has not entered into any such contracts relating to its future copper production.
The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $7.0 million decrease or increase in the Company’s after-tax net earnings. The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as prices in Mexico are regulated by the government. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
14. INCOME AND MINING TAXES

Years ended December 31	2008	2007	2006

Current income and mining tax expense	$138.1	$203.6	$215.9
Future income and mining tax expense (recovery)	157.3	(43.3)	(62.7)

	$295.4	$160.3	$153.2

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before income taxes and non-controlling interests. These differences result from the following items:

Years ended December 31	2008	2007	2006

Earnings from continuing operations before income taxes and non-controlling interests	$1,778.7	$581.8	$589.6
Canadian federal and provincial income tax rates	31.45%	34.12%	36.12%

Income tax expense based on Canadian federal and provincial income tax rates	559.4	198.5	213.0

Increase (decrease) attributable to:
Impact of reduction in tax rates on future income taxes	—	(42.7)	(45.8)
Provincial mining taxes	21.3	28.0	16.0
Non-deductible expenditures	10.9	12.4	3.7
Resource allowance	(11.5)	(8.1)	(8.4)
Lower statutory tax rates on earnings of foreign subsidiaries	(28.4)	(63.1)	(55.9)
Dilution gains not subject to tax	(0.6)	(3.4)	(23.0)
Foreign exchange and other permanent differences	(409.1)	17.1	(16.0)
Mining duties deduction	(4.3)	(5.1)	(3.6)
Non-taxable portion of realized capital (gains) losses	—	(1.8)	(15.6)
Change in valuation allowance	10.0	(8.0)	(5.7)
Non-deductible asset write-down	16.5	—	63.1
Tax on disposition of Peak and Amapari mines	—	33.5	—
Tax on disposition of Silver Wheaton shares	156.0	—	23.8
Use of Mexican flat tax credits	(37.8)	—	—
Other	13.0	3.0	7.6

	$295.4	$160.3	$153.2

38     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
Mexico introduced a flat tax effective January 1, 2008 to replace the previous asset tax as the minimum tax. The flat tax is calculated on a cash flow basis, with the tax base determined by reducing taxable revenue with specific deductions. In general if deductions exceed revenues, a credit is granted which may be credited against the flat tax in the following years. Taxpayers first compute their income tax liability and their flat tax liability for a fiscal year. As the income tax liability may be credited against the flat tax liability, the flat tax is payable only to the extent it exceeds the income tax payable by a Mexican entity. In certain circumstances flat tax credits can be used to reduce income taxes in the year they are generated. In 2008 flat tax credits earned by a subsidiary reduced Mexican income taxes payable by the Company by $37.8 million.
The components of future income taxes are as follows:

At December 31	2008	2007

Future income and mining tax assets
Non-capital losses	$95.9	$94.3
Deductible temporary differences and other	222.1	183.8

Future income and mining tax assets	318.0	278.1
Valuation allowance	(80.6)	(71.8)

	237.4	206.3

Future income and mining tax liabilities
Taxable temporary differences	(3,619.5)	(4,053.9)

Future income and mining tax liabilities, net	$(3,382.1)	$(3,847.6)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets - current	$3.3	$10.7
Future income and mining tax liabilities - current	(181.5)	—
Future income and mining tax liabilities - long-term	(3,203.9)	(3,858.3)

Future income and mining tax liabilities, net	$(3,382.1)	$(3,847.6)

Deductible temporary differences are comprised primarily of book to tax differences relating to the Company’s reclamation liabilities, certain plant and equipment, investment tax credits and stock options. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s mining interests acquired from corporate acquisitions.
The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the above-noted future income and mining tax assets.
Tax Loss Carry Forwards
At December 31, 2008, Goldcorp had Canadian income tax losses for federal income tax purposes totaling $238.0 million that expire from 2009 through 2028. A valuation allowance of $33.0 million has been applied against the future tax asset representing these losses. Goldcorp had investment tax credits of $32.0 million that expire from 2011 through 2028. A valuation allowance of $2.0 million has been applied against the investment tax credits. Goldcorp had capital loss carryforwards of $42.0 million against which a full valuation allowance has been recorded.
In the United States, Goldcorp had regular tax net operating losses of $70.0 million that expire from 2012 through 2028. Alternative Minimum Tax (AMT) credits totaled $8.0 million. A valuation allowance of $7.0 million has been applied against the AMT tax credits.
In Mexico, Goldcorp had tax losses of $5.0 million that expire from 2009 through 2017. A valuation allowance of $1.0 million has been applied against the related future tax asset. Goldcorp also had flat tax credits to utilize in future years of $41.0 million which expire in 2018.
GOLDCORP     |     39

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
15. RECLAMATION AND CLOSURE COST OBLIGATIONS
The Company’s asset retirement obligations consist of reclamation and closure costs for operating and inactive mines and development projects. The present value of obligations relating to operating and inactive mines and development projects is currently estimated at $222.7 million, $48.2 million and $13.6 million respectively (2007 – $211.1 million, $50.3 million and $6.3 million respectively) reflecting payments for approximately the next 100 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.
The total liability for reclamation and closure cost obligations at December 31, 2008 is $284.5 million (2007 – $267.7 million). The undiscounted value of this liability is $482.9 million (2007 – $449.4 million). An inflation rate assumption of 2% has been used. Accretion expense of $13.8 million has been charged to earnings in 2008 (2007 – $10.8 million, 2006 – $6.8 million) to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5%. Changes to the reclamation and closure cost obligations during the years ended December 31 are as follows:

	2008	2007

Reclamation and closure cost obligations – beginning of year	$267.7	$217.3
Arising on acquisition of Glamis (note 5(a))	—	4.9
Reduction of liability on disposal of mining interests (note 4(e))	(2.6)	(25.2)
Reclamation expenditures	(17.8)	(12.0)
Accretion expense, included in depreciation and depletion	13.8	10.8
Revisions in estimates and liabilities incurred	23.4	25.8

Reclamation and closure cost obligations – end of year	284.5	267.7
Less: current portion of reclamation and closure cost obligations, included in accounts payable and accrued liabilities	(11.4)	(6.4)

Long-term reclamation and closure obligations	$273.1	$261.3

16. EMPLOYEE PENSION PLANS
Total cash payments for employee pension plans for the year ended December 31, 2008, consisting of cash contributed by the Company to its funded defined benefit pension plans, cash payments directly to beneficiaries of its unfunded defined benefit pension plans and cash contributed to its defined contribution plans was $14.5 million (2007 – $10.0 million, 2006 – $4.6 million).
Defined contribution pension plans
The Company has several defined contribution pension plans covering substantially all employees in North America. Under these plans, the Company contributes either a fixed percentage of the employee’s salary or matches a percentage of the employee’s contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans. The Company’s expense related to these plans was $11.8 million for the year ended December 31, 2008 (2007 – $7.8 million; 2006 – $3.6 million), included in operating expenses and corporate administration in the Consolidated Statements of Earnings. The increased expense in 2008 and 2007 was the result of the business acquisitions that occurred in 2006.
Defined benefit pension plans
The Company has several defined benefit pension plans covering certain of its Canadian employees, which were assumed upon the acquisition of the Placer Dome assets (note 5(b)) in 2006, and a defined benefit plan for certain of its employees in Mexico.
40     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The following tables summarize the change in the Company’s accrued benefit obligation and fair value of plan assets during the years ended December 31 and the reconciliation of the Company’s accrued benefit obligation to the accrued benefit liability at December 31:

	2008	2007

Accrued benefit obligation
Balance, beginning of year	$29.7	$17.5
Benefit obligations assumed on acquisition of mining interests	0.3	12.0
Current service costs	1.8	1.3
Past service costs	1.6	0.6
Interest costs	1.7	1.1
Actuarial gains	(9.8)	(0.7)
Benefits paid	(1.2)	(2.1)

Balance, end of year	$24.1	$29.7

Fair Value of Plan assets

Balance, beginning of year	$20.2	$10.4
Plan assets assumed on acquisition of mining interests	0.3	9.4
Actual return (loss) on plan assets	(2.6)	0.4
Company contributions	2.7	2.1
Benefits paid	(1.2)	(2.1)

Balance, end of year	$19.4	$20.2

Funded status – deficit	(4.7)	(9.5)
Unrecognized net actuarial losses (gains)	(5.3)	0.5
Unrecognized past service costs	2.7	1.2

Accrued benefit liability at December 31 (1)	$(7.3)	$(7.8)

(1)	Included in other long-term liabilities on the Consolidated Balance Sheets.
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2007, and the next required valuation will be as of December 31, 2010.
The following table summarizes the components of the defined benefit pension expense for the years ended December 31:

	2008	2007	2006

Costs arising in the period
Current service costs	$1.8	$1.3	$0.7
Interest costs	1.7	1.1	0.8
Actual loss (return) on plan assets	2.6	(0.4)	(0.6)
Actuarial losses (gains)	(9.8)	(0.7)	0.9
Past service costs	1.6	0.6	—

Costs arising in the period	(2.1)	1.9	1.8
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	(4.0)	(0.3)	0.1
Actuarial losses (gains)	9.8	0.7	(0.7)
Past service costs	(1.5)	(0.6)	(0.2)

Net expense recognized in the period (2)	$2.2	$1.7	$1.0

(2)	Included in operating expenses in the Consolidated Statements of Earnings.
GOLDCORP     |     41

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The following table summarizes the assumptions used in measuring the Company’s accrued benefit obligation as at December 31 and defined benefit pension expense for the years ended December 31:

	2008	2007	2006

Accrued benefit obligation:

Discount rate	7.2% - 8%	5.5% - 9%	5.0% - 9%
Rate of compensation increase	2%-11%	4% - 6%	4% - 6%

Defined benefit pension expense:

Expected long-term rate of return on plan assets	7.1% - 8%	7.1% - 9%	7.1% - 9%
Discount rate	5.5%-8%	5% – 9%	5.5% - 9%

Plan assets
The Company’s Employee Benefits Committee maintains and establishes investment policies relating to the defined benefit and defined contribution pension plans. The Company’s Board of Directors approves these policies and any material changes to these policies.
The composition of plan assets at December 31 is as follows:

	2008	2007

Equity securities	43%	55%
Debt securities	54%	40%
Cash and other investments	3%	5%

Estimated future benefit payments
The following table summarizes the expected future benefit payments during the years ending December 31:

						2014-
	2009	2010	2011	2012	2013	2018

Defined benefit plans	1.0	1.1	1.0	1.1	1.2	6.9

17. MANAGEMENT OF CAPITAL
The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.
The capital of the Company consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.
To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
The Company expects its capital resources which includes anticipated project financing for Pueblo Viejo (note 13(b)) and projected free cash flows from continuing operations to support further exploration and development of its mineral properties.
42     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
18. NON-CONTROLLING INTERESTS

	Silver
	Wheaton	Terrane	Total

At January 1, 2007	$327.4	$27.1	$354.5
Change in accounting policy impact on retained earnings of subsidiary	2.5	—	2.5
Non-controlling interest in accumulated OCI	15.9	—	15.9
Non-controlling interest in current OCI	1.3	—	1.3
Increase in non-controlling interest (a)(iv) and (b)(iii)	9.2	20.1	29.3
Share of net earnings (loss)	47.0	(0.9)	46.1

At December 31, 2007	$403.3	$46.3	$449.6

Increase in non-controlling interest (b)(iv)	—	4.5	4.5
Share of net earnings	7.3	0.4	7.7
Disposition of Silver Wheaton shares (note 4(b))	(410.6)	—	(410.6)

At December 31, 2008	$—	$51.2	$51.2

(a)	Silver Wheaton

As a result of the acquisition of Wheaton on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 48% at February 14, 2008, prior to the sale of Silver Wheaton (note 4(b)), following the transactions described below.
(i)	On March 30, 2006, Goldcorp and Silver Wheaton amended its silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at $115.6 million, and a $20.0 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 30, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares. This transaction resulted in an increase to mining interests of $46.6 million, an increase to future income tax liabilities of $14.3 million, and an increase in non-controlling interests of $32.3 million.

(ii)	On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest gave rise to a dilution gain of $61.4 million and an increase in non-controlling interests of $98.1 million.

(iii)	On December 7, 2006, Goldcorp completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share for gross proceeds of $199.1 million. This transaction, which reduced Goldcorp’s interest in Silver Wheaton to 49%, gave rise to a gain on sale of $109.8 million which was recognized in earnings in 2006 and an increase in non-controlling interests of $51.9 million.

(iv)	Goldcorp’s interest in Silver Wheaton declined marginally during 2007 (to 48%, from 49% in 2006) as a result of additional issuances of common shares by Silver Wheaton from the exercise of stock options and warrants, which resulted in a dilution gain of $1.1 million being recognized in earnings during 2007 (2006 – dilution gain of $61.4 million) and an increase in non-controlling interests of $9.2 million. The Company continued to consolidate Silver Wheaton in 2007, as it maintained control of Silver Wheaton due to the majority influence it exerted on the board of directors.

(v)	During 2008, prior to the disposition of Silver Wheaton shares, stock options, warrants and RSU’s held by non-controlling interests were exercised and resulted in a 0.1% dilution in Goldcorp’s interest and a dilution gain of $1.8 million.

(vi)	Related party transactions:

In the first quarter of 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares (note 4(b)), Silver Wheaton purchased approximately 841,000 ounces (Year ended December 31, 2007 – 6.9 million ounces; year ended December 31, 2006 – 9.0 million ounces) of silver from a subsidiary at a price of $3.95 per ounce, for total consideration of
GOLDCORP     |     43

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
approximately $3.3 million (Year ended December 31, 2007 – $27.0 million; year ended December 31, 2006 – $35.0 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain management and administrative services at cost. During the year, total management fees paid to the Company were $0.1 million (2007 – $0.2 million, 2006 – $0.2 million). This agreement allows for cancellation with 30 days notice at any time and was cancelled during the third quarter of 2008.

During September 2006, in connection with the Company’s acquisition of Glamis, Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton received a right of first refusal on future silver production from the Peñasquito project in Mexico.
(b)	Terrane Metals Corp
(i)	On July 24, 2006, the Company completed the sale of Mt Milligan and certain other Canadian exploration interests to Terrane. Goldcorp acquired these exploration interests from Barrick in May 2006 (note 5(b)).

In consideration for the exploration properties, the Company received 240 million convertible Series A preferred shares at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. Upon acquisition, on an as-converted basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding shares. The preferred shares are not entitled to dividends, are non-transferable without the prior written consent of Terrane, are non-redeemable, non-retractable, non-voting and if not previously converted will be automatically converted into common shares on the 20th anniversary of their issuance.

(ii)	On November 3, 2006, Terrane issued 13.4 million units in a brokered private placement at a price of C$0.75 per unit for gross proceeds of C$10 million. Each unit consisted of one common share and one half of a common share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77%. This dilution of the Company’s interest gave rise to a dilution gain of $2.4 million and an increase in non-controlling interests of $5.8 million.

(iii)	On July 23, 2007, Terrane closed a private placement of 5.6 million common shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. On June 21, 2007, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. These transactions resulted in a decrease in Goldcorp’s ownership in Terrane during 2007 from 77% to 68%. This dilution of the Company’s interest gave rise to an increase in non-controlling interest of $20.1 million and a dilution gain of $8.9 million.

(iv)	During the third quarter of 2008, Terrane closed a private placement of 10.0 million common shares at a price of C$0.55 per share for gross proceeds of C$5.5 million, resulting in a decrease in Goldcorp’s interest in Terrane from 68% to 66%. This dilution of the Company’s interest gave rise to an increase in non-controlling interest of $4.5 million and a dilution gain of $0.5 million.
19. SHAREHOLDERS’ EQUITY
At December 31, 2008, the Company had unlimited authorized common shares and 729.6 million common shares outstanding (December 31, 2007 – 708.4 million). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants

At December 31, 2008, the Company had a total of 9.2 million warrants outstanding (December 31, 2007 – 8.4 million). Of the warrants outstanding, 8.4 million were issued in 2006 and expire on June 9, 2011 (as described below). The remaining 0.8 million warrants were issued by Goldcorp pursuant to the acquisition of Gold Eagle (note 4(a)), which entitle holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 until June 26, 2011.
44     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
On March 21, 2006, the Company proposed the issuance of new common share purchase warrants (“New Warrants”) in exchange for the early exercise of the five existing series of warrants (“Existing Warrants”). On June 9, 2006, over 92% of Existing Warrant holders had exercised their warrants during the early exercise period giving rise to net proceeds of $454.9 million which were subsequently used to pay down credit facilities drawn down to fund the previously completed acquisition of certain assets of Placer Dome from Barrick (note 5(b)). Pursuant to this transaction, the remaining Existing Warrant holders had their warrants automatically exchanged, without any further action on the part of the warrant holder (including payment of any consideration), for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such Existing Warrant calculated with reference to the price of Goldcorp common shares for the five trading days immediately preceding the expiry of the early exercise period, and (ii) one half of the fraction of a New Warrant issued to holders of Existing Warrants who exercised during the early exercise period. All Existing Warrants were subsequently de-listed from the TSX and NYSE.

Each of the 8.4 million New Warrants issued by the Company entitles the holder to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The New Warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). Since the issuances of the New Warrants, no warrants were exercised during the years ended December 31, 2008 and 2006. Warrants exercised in the year ended December 31, 2007 were nominal.

As a result of the Virginia acquisition (note 5(c)), there were 0.9 million Virginia warrants convertible into 0.3 million Goldcorp shares at an average exercise price of C$4.81. As at December 31, 2006, all Virginia warrants were either exercised or had expired.

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 32.5 million stock options (2007 – 12.5 million), with a maximum exercise period of five years (2007 – five years; 2006 – ten years), to be granted to employees and officers (2007 – employees and officers; 2006 – employees, officers and consultants). Of the 13.3 million stock options outstanding at December 31, 2008, 10.5 million relate to options granted under the 2005 Stock Option Plan.

The Company granted 4.5 million stock options to its employees and officers during the year ended December 31, 2008, which vest over a period of three years, are exercisable at $40.05 (C$39.77) per option, expire in 2013, and have a total fair value of $49.4 million. The Company granted 3.9 million stock options during the year ended December 31, 2007 which vest over a period of two years, are exercisable at prices ranging from $23.06 to $23.68 (C$24.40 to C$25.71) per option, expire in 2017, and have a total fair value of $22.7 million. The Company granted 3.6 million stock options during the year ended December 31, 2006 which vest over a period of 3 years, are exercisable at prices ranging from $24.75 to $29.59 (C$28.84 to C$34.49) per option, expire in 2016, and have a total fair value of $26.2 million. Stock options, when exercised, result in an increase in the number of common shares issued by the Company. Options granted to consultants for the three years ended December 31, 2008 were nominal.

The fair value of the options granted is calculated on the date of grant using an option pricing model with the following weighted average valuation assumptions:

Years ended December 31	2008	2007	2006

Expected life (years)	3.6	3.0	3.5
Expected volatility	35%	30%	30%
Expected dividend yield	<1%	<1%	<1%
Risk-free interest rate	2.9%	4.4%	4.4%

Options granted (millions)	4.5	3.9	3.6
Weighted average fair value per option	$11.42	$5.77	$7.35
GOLDCORP     |     45

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
The expected volatility assumptions are based on the historical and implied volatility of Goldcorp’s Canadian dollar share price. The risk-free rate assumptions are based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the option’s expected life. The fair value of the options is expensed on a straight-line basis over the period in which they vest.

Compensation expense of $28.9 million was recognized during the year ended December 31, 2008 and credited to shareholders’ equity (2007 – $35.1 million; 2006 – $21.4 million), of which $27.0 million relates to Goldcorp (2007 – $28.8 million, 2006 – $17.3 million), $0.8 million for Silver Wheaton (2007 – $2.5 million, 2006 – $1.7 million), and $1.1 million for Terrane (2007 – $3.8 million; 2006 – $2.4 million).

A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)

At January 1, 2006	13,577	15.08
Issued in connection with the acquisition of Glamis (note 5(a))	4,668	12.90
Granted	3,560	31.12
Exercised	(6,502)	12.60
Cancelled	(104)	24.85

At December 31, 2006	15,199	$19.16

Granted	3,939	25.65
Exercised	(4,645)	15.17
Cancelled	(468)	24.44

At December 31, 2007	14,025	$22.12

Granted	4,520	39.77
Issued on acquisition of Gold Eagle (note 4(a))	569	27.65
Exercised	(5,392)	20.25
Cancelled	(451)	31.78

At December 31, 2008	13,271	$28.85

The following table summarizes information about the options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining	Options	Average	Remaining
		Exercise	Contractual	Outstanding	Exercise	Contractual
	Options	Price	Life	and	Price	Life
Exercise Prices (C$)	Outstanding	(C$/option)	(years)	Exercisable	(C$/option)	(years)

$2.05 – $3.25	92,600	$3.25	1.2	92,600	$3.25	1.2
$8.06 – $10.45	304,400	10.45	1.4	304,400	10.45	1.4
$12.52 – $15.00	516,860	12.75	1.9	516,860	12.75	1.9
$16.85 – $19.23	2,613,542	18.73	5.9	2,613,542	18.73	5.9
$21.01 – $24.66	252,006	23.83	4.4	192,006	23.65	3.7
$25.71 – $28.84	3,121,654	26.01	6.7	1,941,502	26.05	5.7
$30.55 –$34.39	2,018,572	31.49	6.9	1,166,252	31.58	6.6
$39.77	4,351,499	39.77	4.4	—	—	—

	13,271,133	$28.85	5.4	6,827,162	$22.11	5.3

46     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
(c)	Restricted Share Units

The Company has a Restricted Share Unit Plan which allows for up to 4.2 million RSU’s to be granted to employees and directors. Each RSU is exercisable into one common share for no additional consideration.

A total of 406,500 RSU’s were issued to employees and non-executive directors of the Company during the year ended December 31, 2008 (2007 – 346,500; 2006 – 61,500). These instruments vest over a period of up to three years from the grant date.

The fair value of RSU’s issued during the year ended December 31, 2008 of $16.3 million will be recognized as compensation expense over the vesting periods (2007 -$8.2 million; 2006 – $1.7 million). Compensation expense of $13.7 million was recognized during the year ended December 31, 2008 with a corresponding credit to share capital (2007 – $5.9 million; 2006 – $1.3 million), of which $0.3 million (2007 – $0.2 million; 2006 – $0.1 million) related to Silver Wheaton’s RSU plan.

(d)	Employee Share Purchase Plan

In July 2007, the Company introduced an Employee Share Purchase Plan which allows Goldcorp employees to purchase the Company’s shares through payroll deductions. Employees may contribute up to 6% of their eligible earnings and the Company will match 50% of the contribution. The Company recorded compensation expense, representing the Company’s contributions measured based on the market price of the underlying shares at the date of contribution, of $2.5 million during the year ended December 31, 2008 (2007 – $1.1 million; 2006 – $nil).

(e)	Diluted Earnings per Share

Diluted earnings per share are calculated based on the following weighted-average number of shares outstanding for the years ended December 31:

	2008	2007	2006

Basic weighted-average number of shares outstanding (000’s)	711,862	704,868	435,189
Effect of dilutive securities:
Stock options	3,164	3,614	6,016
Share purchase warrants	38	—	—
Restricted share units	370	238	59

Diluted weighted-average number of shares outstanding	715,434	708,720	441,264

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the underlying exercise prices exceeded the average market value of the common shares of C$36.46 for the year ended December 31, 2008 (December 31, 2007 – C$29.19; December 31, 2006 – C$31.60):

	2008	2007	2006

Stock options	4,351	2,958	515
Share purchase warrants	8,439	8,439	8,439

20. ACCUMULATED OTHER COMPREHENSIVE INCOME

At December 31	2008	2007	2006

Accumulated other comprehensive income
Unrealized foreign exchange translation adjustment	101.9	101.9	101.9
Mark-to-market gains (losses) on available-for-sale marketable securities and investments, net of tax of $nil (2007 – $3.5 million) (note 13(a))	(5.0)	73.4	—
Non-controlling interests (note 18)	—	(17.2)	—

	$96.9	$158.1	$101.9

GOLDCORP     |     47

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
21. SUPPLEMENTAL CASH FLOW INFORMATION

Years ended December 31	Note		2008	2007	2006

Change in non-cash operating working capital
Accounts receivable			$(52.8)	$(71.0)	$21.1
Income and mining taxes receivable			0.2	(1.6)	2.8
Inventories and stockpiled ore			(36.5)	(34.4)	6.2
Accounts payable and accrued liabilities			15.5	43.5	24.8
Income and mining taxes payable			10.3	(151.9)	(5.8)
Other			(3.9)	1.4	7.5

			$(67.2)	$(214.0)	$56.6

Acquisitions, net of cash acquired
Gold Eagle	4	(a)	$(553.0)	$—	$—
Porcupine and Musselwhite	4	(c)	—	(204.9)	—
Glamis	5	(a)	—	—	53.3
Placer Dome	5	(b)	—	—	(1,603.4)
Virginia	5	(c)	—	—	(4.0)
Terrane	18	(b)	—	—	4.9

			$(553.0)	$(204.9)	$(1,549.2)

Non-cash financing and investing activities
Shares, options and warrants issued on acquisition of Gold Eagle	4	(a)	$550.6	$—	$—
Disposition of original Gold Eagle shares owned prior to the acquisition of Gold Eagle	4	(a)	26.7	—	—
Preferred shares received on conversion of Chesapeake Gold warrants	13	(a)	7.5	—	—
Assumption of reclamation and closure cost obligations by purchaser on disposition of mining interests	4(e) and 15		2.6	—	—
Disposition of interest in La Coipa as partial consideration for acquisition of full ownership interest in Porcupine and Musselwhite	4	(c)	—	100.0	—
Shares received on disposition of Amapari and Peak mines	4	(d)	—	100.0	—
Shares received on disposition of mining interests	4	(f)		2.0	—
Donation of marketable securities				6.4	—
Shares issued on acquisition of Glamis	5	(a)	—	—	8,129.0
Shares issued in exchange for Glamis SAR’s	5	(a)	—	—	11.4
Stock options issued in exchange for those of Glamis	5	(a)	—	—	82.1
New Warrants issued on the early exercise of Existing Warrants	19	(a)	—	—	38.9
Shares and warrants issued on acquisition of Virginia	5	(c)	—	—	401.9
Silver Wheaton promissory note issued to Glencore	10	(c)	—	—	40.0

Operating activities included the following cash payments
Income and mining taxes paid			$152.3	$286.4	$225.5
Interest paid			7.8	54.4	35.1

Cash and cash equivalents at December 31 is comprised of:
Cash			$130.7	$116.9	$149.4
Short-term money market investments			131.6	393.9	376.9

			$262.3	$510.8	$526.3

48     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
22. JOINT VENTURE INTERESTS
The Company conducts a portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenues, operating expenses and other income (expense) of the joint ventures. As at December 31, 2006, the Company had interests in five joint venture projects. On December 21, 2007, the Company sold its interest in the La Coipa joint venture and acquired a full ownership interest in the Porcupine and Musselwhite mines (note 4(c)), which reduced its interests in the number of joint ventures to two, Marigold and Alumbrera, as at December 31, 2007. There were no additions or changes to the number of joint ventures during the year ended December 31, 2008.
The following condensed statements of earnings and cash flows for the years ended December 31 and balance sheets at December 31 detail the amounts relating to Goldcorp’s interests in joint ventures that have been proportionately consolidated:

Years ended December 31	2008	2007(1)(2)	2006(2)

Proportionate Statements of Joint Venture Earnings
Revenues	$572.1	$866.3	$743.2
Operating expenses	(336.9)	(474.3)	(271.8)
Depreciation and depletion	(85.7)	(128.6)	(108.8)
Exploration expense	(2.1)	(4.1)	(3.8)
Other income (expense)	(3.9)	9.0	—
Income taxes	(40.5)	(69.6)	(109.8)

Net earnings	$103.0	$198.7	$249.0

Proportionate Statements of Joint Venture Cash Flows
Operating activities	$125.4	$193.6	$344.9
Investing activities	(35.7)	(85.5)	(42.5)
Financing activities	(101.0)	(295.4)	(112.5)

Increase (decrease) in cash and cash equivalents during the year	$(11.3)	$(187.3)	$189.9

At December 31	2008	2007

Proportionate Joint Venture Balance Sheets
Current assets	$186.6	$205.1
Mining interests	773.6	821.9
Other assets	68.0	50.7

	$1,028.2	$1,077.7

Current liabilities	$40.8	$87.4
Long-term liabilities	60.7	60.7
Future income and mining taxes	198.3	211.5
Reclamation and closure cost obligations	35.8	29.6
Goldcorp’s investment carrying value	692.6	688.5

	$1,028.2	$1,077.7

(1)	Includes the Company’s proportionate share of Porcupine and Musselwhite’s earnings from operations and cash flows to December 21, 2007.

(2)	Excludes La Coipa, which has been reclassified as discontinued operations (note 6).
GOLDCORP     |     49

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)
23. SEGMENTED INFORMATION
Significant information relating to the Company’s reportable operating segments are summarized in the tables below.

				Expenditures
				for mining
			Earnings	interests
		Depreciation	(loss) from	(including
	Revenues	and depletion	operations	deposits)	Total assets
					At
					December
	Year ended December 31, 2008				31, 2008
Red Lake (1)	$535.8	$95.4	$231.5	$99.6	$3,209.5
Porcupine (1)(6)	255.6	63.9	(34.2)	46.2	479.6
Musselwhite (1)(6)	184.6	25.8	21.2	31.2	349.2
Éléonore gold project (3)	—	—	(2.3)	99.0	844.6
San Dimas (8)	92.6	5.8	30.0	32.2	238.7
Los Filos (8)	189.2	42.2	58.3	49.5	986.0
El Sauzal (2)	239.3	100.4	96.1	8.4	316.9
Peñasquito (2)	—	—	—	751.9	9,910.5
Marlin (2)	258.1	61.6	100.0	35.3	863.7
Alumbrera	490.7	75.3	135.3	22.6	778.5
Marigold (2)	81.4	10.4	12.1	14.6	249.7
Wharf	57.2	3.6	19.7	10.3	65.5
Pueblo Viejo (1)	—	—	—	120.4	262.1
Cerro Blanco (2)	—	—	—	10.5	49.6
Silver Wheaton (7)	27.6	2.0	17.4	—	-
Terrane	—	—	(6.5)	18.0	194.2
Other (4)	7.5	12.7	(172.6)	22.3	210.5

Total	$2,419.6	$499.1	$506.0	$1,372.0	$19,008.8

					At December
	Year ended December 31, 2007				31, 2007
Red Lake (1)	$503.4	$89.2	$213.1	$101.2	$1,617.4
Porcupine (1)(6)	111.4	28.7	4.3	29.5	555.4
Musselwhite (1)(6)	107.4	18.6	10.8	26.0	351.5
Éléonore (3)	—	—	—	42.6	749.6
San Dimas (8)	116.2	36.9	4.5	62.5	849.6
Los Filos (8)	19.1	1.8	7.8	83.4	828.9
El Sauzal (2)	217.8	102.2	73.6	3.9	373.9
Peñasquito (2)	—	—	—	403.0	10,060.8
Marlin (2)	203.7	56.4	72.8	26.7	852.5
Alumbrera	598.3	76.6	238.7	12.8	835.9
Marigold (2)	68.8	9.0	1.2	10.5	232.6
Wharf	42.7	4.5	14.2	6.0	40.4
Amapari (5)	18.3	0.4	2.8	1.1	—
Peak (5)	18.9	0.1	7.7	9.2	—
Pueblo Viejo (1)	—	—	—	34.8	133.7
Cerro Blanco (2)	—	—	—	1.0	32.2
Silver Wheaton (7)	175.4	29.4	84.8	—	776.8
Terrane	—	—	(7.4)	15.0	192.1
Other (4)(9)	5.4	11.3	(116.6)	2.2	468.9

Total	$2,206.8	$465.1	$612.3	$871.4	$18,952.2

50     |      GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted)

				Expenditures
				for mining
			Earnings	interests
		Depreciation	(loss) from	(including
	Revenues	and depletion	operations	deposits)	Total assets
					At December
	Year ended December 31, 2006				31, 2006
Red Lake (1)	$360.8	$47.3	$186.1	$100.3	$1,591.3
Porcupine (1)(6)	72.9	12.6	16.9	14.5	272.3
Musselwhite (1)(6)	62.6	11.6	3.7	6.8	229.0
Éléonore (3)	—	—	—	19.4	711.9
San Dimas (8)	145.0	50.0	37.6	47.0	932.3
Los Filos (8)	14.6	0.6	7.1	180.3	703.2
El Sauzal (2)	45.1	25.7	14.3	0.6	1,100.4
Peñasquito (2)	—	—	—	16.6	7,870.9
Marlin (2)	32.3	6.6	16.0	4.4	1,283.6
Alumbrera	593.1	82.7	334.2	17.4	1,016.8
Marigold (2)	19.2	3.3	6.3	3.9	551.0
Wharf	40.6	3.8	12.3	2.0	41.3
Amapari (5)	51.7	15.4	(189.6)	13.1	128.5
Peak (5)	79.7	18.7	21.4	25.4	201.6
Pueblo Viejo (1)	—	—	—	8.6	98.9
Silver Wheaton (7)	158.5	24.1	75.7	—	740.5
Terrane	—	—	(3.1)	9.2	167.9
Other (4)(9)	(26.7)	1.9	(92.2)	2.7	174.2

Total	$1,649.4	$304.3	$446.7	$472.2	$17,815.6

(1)	Includes results of operations for the period from May 11, 2006, the date of acquisition of certain Placer Dome assets, onward (note 5(b)).

(2)	Includes results of operations for the period from November 4, 2006, the date of acquisition of Glamis, onward (note 5(a)).

(3)	Includes results of operations for the period from March 31, 2006, the date of acquisition of Virginia, onward (note 5(c)).

(4)	Includes cost of silver sales in San Dimas, corporate activities and results of San Martin, from November 4, 2006, the date of acquisition of Glamis (note 5(a)), to October 2007, when it commenced reclamation activities.

(5)	In April 2007, the Company sold its Amapari and Peak mines to Peak Gold (note 4(d)).

(6)	On December 21, 2007, the Company acquired the remaining 49% and 32% interest in Porcupine and Musselwhite, respectively (note 4(c)), and, as a result, the figures above reflect Goldcorp’s 100% ownership subsequent to December 21, 2007.

(7)	In February 2008, the Company disposed of its remaining 48% interest in Silver Wheaton (note 4(b)).

(8)	The Nukay operation, previously reported with San Dimas (formerly reported as “Luismin”), is now presented as part of the Los Filos operations.

(9)	Includes assets of discontinued operations (note 6).

(10)	Intersegment sales and transfers are eliminated in the above financial information reported to the Company’s chief operating decision maker.
24. CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
GOLDCORP     |     51

Corporate Directory
Head Office
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8 Canada
Telephone: (604) 696 3000
Fax: (604) 696 3001
Website: www.goldcorp.com
Toronto Office
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5 Canada
Telephone: (416) 865 0326
Fax: (416) 359 9787
Reno Office
Suite 310 – 5190 Neil Road
Reno, NV 89502 United States
Telephone: (775) 827 4600
Fax: (775) 827 5044
Mexico Office
Luismin SA de CV
Arquimedes #130 – 8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone: 52 (55) 9138 4000
Fax: 52 (55) 5280 7636
Stock Exchange Listing
Toronto Stock Exchange: G
New York Stock Exchange: GG
Transfer Agent
CIBC Mellon Trust Company
Suite 1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US:
     (800) 387 0825
Outside of Canada and the US:
     (416) 643 5500
E-mail: inquiries@cibcmellon.com
www.cibcmellon.com
Investor Relations
Jeff Wilholt
Vice President, Investor Relations
Toll free: (800) 567 6223
E-mail: info@goldcorp.com
Regulatory Findings
The Company’s filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com.
The Company’s filings with the US Securities and Exchange Commission can be accessed on EDGAR at www.sec.gov.
Auditors
Deloitte & Touche LLP
Vancouver, BC
Annual General Meeting
The Annual General Meeting of Shareholders will be held on Friday, May 22, 2009 at 2:00pm (PT) in the Mackenzie Ballroom, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, Canada.

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The Best-Positioned Senior Producer
Growth Leader | Low-Cost Producer | Low Political Risk
No Gold Hedging | Outstanding Balance Sheet
Headquartered in Vancouver, British Columbia, Goldcorp employs approximately 11,000 people worldwide at operations and development projects in six countries throughout the Americas.
As one of the world’s largest gold producers, Goldcorp has made a commitment to grow in an efficient, sustainable and responsible manner.
The Company’s aim is to deliver value to shareholders by providing them the best possible returns for their investment. This is achieved through many valued partnerships with employees, shareholders, customers and local communities. They are all instrumental to our success.
www.goldcorp.com